Notice of Annual Meeting, Management Proxy Circular and 2013 Annual Report

CONTENTS

Notice of Annual Meeting	1
Management Proxy Circular	8
Matters to be Voted Upon	8
Voting Information	8
Corporate Governance	14
Executive Compensation	20
Additional Information	40
Defined Terms	42
Appendix "A" Board Mandate	A1
Appendix "B" Description of Option Plan	B1
Appendix "C" Description of SDP	C1
Financial Information	D1

ABOUT BALLARD POWER SYSTEMS
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) is a global leader in clean energy fuel cell products and services. We have extensive expertise in proton exchange membrane (PEM) fuel cell technology, built on years of experience in product design, testing, system integration and commercialization. Our 350 dedicated employees – most of whom are located at our headquarters facility in Vancouver, Canada – sell to and support customers in such international locations as Southeast Asia, China, India, U.S., Canada, Mexico, the Caribbean, Europe and Africa. Our business model is focused on fuel cell product sales, engineering services and licensing activities. Learn more in this document and at www.ballard.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning: revenue estimates; market growth projections; operating expenses; cost savings; adjusted EBIDTA; product cost reductions and product shipments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2014 Annual Meeting (the "Meeting") will be held at 9000 Glenlyon Parkway, Burnaby, British Columbia, on Tuesday, June 3, 2014 at 1:00 p.m. (Pacific Daylight Time) for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2013 and the report of our auditors thereon;

2.	To elect our directors for the ensuing year;

3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;

4.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting the Corporation’s approach to executive compensation; and

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting and our 2013 Annual Report are included with this Notice.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice, so that it is received by Computershare Investor Services Inc. no later than 1:00 p.m. (Pacific Daylight Time) on Friday, May 30, 2014.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, April 11, 2014.

BY ORDER OF THE BOARD "Kerry Hillier" Kerry Hillier Corporate Secretary Ballard Power Systems Inc.

Letter from IAN A. BOURNE
Chair of the Board

Fellow Shareholders:

     I am pleased on behalf of my fellow Directors to report to you regarding Ballard’s progress in 2013. We had quite a successful year, as our CEO John Sheridan describes in his letter.

     We welcomed Ian Sutcliffe after you voted him onto the Board at the 2013 Annual General Meeting. Our primary activities as a Board during 2013 were to oversee the continuing progress towards becoming a commercially successful company. We reviewed and approved the Company Strategy at the June meeting and dealt with a number of strategic issues, including those related to the financings that allowed us to strengthen the balance sheet. As we do each year, we reviewed the succession planning for Ballard’s senior leadership team. We also spend time at each meeting receiving Management’s updates on performance compared to the annual operating plan. We were pleased that quarterly and annual performance was consistent with our expectations. Ballard is maturing into a company focused on successful execution of plans and increasing predictability.

     Your Board appreciates that there are still risks in the business and we spend significant time evaluating Management’s assessments of the risks and actions in place or planned to mitigate them. John and his team have done very well over the last few years on this aspect of managing the Company.

     We announced in February that John Sheridan informed us of his decision to retire as CEO later this year. As a Board, we express our appreciation for the job he has done over the last 8 years. He has made an enormous difference and the benefits of his leadership will be felt for years to come.

     Finally, I want to recognize the continuing efforts of our dedicated employees and thank you, our shareholders, for continuing to support Ballard.

"Ian A. Bourne"

Ian A. Bourne
Chair of the Board of Directors

Letter from JOHN W. SHERIDAN
President and Chief Executive Officer

     2013 was a very successful year for Ballard in terms of the top line, bottom line and shareholder value growth. Your Management Team retained a sharp focus throughout 2013 on Ballard’s strategy to grow shareholder value in our core business, with a three-level business model built around: product sales; engineering services; and IP licensing. We believe that this core business focus provides a strong trajectory to positive EBITDA and positive cash flow in the near term.

     Beyond this near term horizon, we are also positioning for broader opportunities to grow shareholder value in important development stage markets. These include key development stage business opportunities for continuous power, distributed generation and zero emission fuel cell buses and cars. We continue to work with partners to position for future value creation in these areas.

     However, in the short term we remain obsessively focused on strong execution in our core business. The following provides a brief overview of our progress in 2013 in our core business:

FUEL CELL PRODUCT SALES

  Telecom Backup Power sales accelerated in 2013, led by methanol-fuelled ElectraGenTM-ME systems. For the full year we shipped 796 ElectraGenTM systems, doubling the number of shipments in comparison to 2012, with about 80% of the sales being methanol-fuelled systems. Methanol-fuelled systems deliver a very strong value proposition to customers in regions where hydrogen fuel is relatively difficult to source, transport or store – including rural regions in Asia and South Africa – as well as regions where there is concern over extreme events that could take the grid down.

  Material Handling was a relatively modest growth area in 2013, with revenue from fuel cell stack sales up 5%, accounting for $6.5 million of full-year revenue. However, with our customer Plug Power making significant progress in its financing and order book, Plug Power is now positioned to drive more meaningful growth in 2014.

ENGINEERING SERVICES

  Our anchor Engineering Services contract is with Volkswagen – signed in March 2013. We quickly ramped up to a run rate of $4-to-$5 million per quarter and expect to maintain that cadence through the remaining term of the 4-year contract. Engineering Services generated $21.1 million in 2013, 24% growth over 2012.

IP LICENSING

  Our first IP licensing contract enables local assembly of Ballard power modules for zero-emission buses in China, utilizing fuel cell stacks manufactured at our facility in Burnaby, Canada. Signed in September 2013, the contract is expected to generate revenue of approximately $11 million in the first 12-months.

     This progress in our core business resulted in a positive trend in top line and bottom line financial results throughout the year, as shown in the following quarterly results charts –

     The associated full year progress in 2013 relative to 2012 was impressive, with:

  40% growth in revenue, to $61.3 million;

  10 point improvement in gross margin, to 27%;

  7% improvement in cash operating costs, to $28.3 million; and

  63% improvement in Adjusted EBITDA, to ($8.2) million.

     More broadly, as we have executed our corporate strategy over the past several years, revenue and gross margin are up more than 2-times over the past two years, with cash operating cost and Adjusted EBITDA each improving more than 50% over the same period.

12011 revenue adjusted for Contract Manufacturing due to the completion of automotive manufacturing supply agreements with Daimler AG and a Daimler AG subsidiary in October 2011. Historical amounts to Daimler AG were reported in our former Contract Automotive segment and in our existing Fuel Cell Products and Services agreement.

     So, our strategy is working, we have execution momentum, we have strengthened our balance sheet and we have grown shareholder value. And now, with this strengthened positioning of our Company and having served as your CEO for 8 years, I believe that 2014 is the right time for a CEO transition at Ballard. As such, I informed our Board of Directors in February of my decision to retire by the end of this year. This yearend retirement plan gives the Board an ideal timeline for a comprehensive search process and a smooth leadership transition.

     Looking back, it has been a privilege to lead the Ballard Team over the past 8 years. We have successfully delivered a remarkable transformation of Ballard:

  from a Fuel Cell Car R&D organization, burning around $80 million of cash annually

  … to become …

  a leading customer focused commercial company, providing clean energy fuel cell products and services on a global basis.

     But to be clear, our work is ‘far from done’. So while the Board Search Committee leads the CEO Search Process, it will be ‘business as usual’ for the Management Team; with an obsession on execution in the short term, and on strengthening our growth ramp for the medium term. And in that regard, we continue to be very bullish on our growth outlook for 2014 and beyond.

     We expect sales of Telecom Backup Power systems to penetrate more deeply into geographic areas in which we have established beachheads – in particular, Southeast Asia, South Africa and the CALA region. In addition, leveraging the strength of our channel partners, we plan to enter new geographic markets where our value proposition will ‘play’ well. In terms of other commercial fuel cell products, we expect sales of fuel cell stacks for Material Handling to grow at an accelerated rate in 2014, given Plug Power’s announcements regarding its extensive order book. As well, we expect continued growth in engineering services and IP licensing.

     With these exciting opportunities ahead of us, we look forward to reporting our progress as we move through 2014. And, I thank you once again for your continued support of Ballard.

"John Sheridan"

John Sheridan
President & CEO

Ballard Power Systems

# Sustainability Report 2013

**COMMERCIALIZATION OF OUR CLEAN ENERGY FUEL CELL PRODUCTS** is where Ballard can make the biggest positive impact on the environment. Ballard's vision of a clean energy future is what continues to drive our passionate employees who are dedicating their careers to providing customers with the positive economic and environmental benefits that are unique to fuel cell products.

Ballard's **GREEN INITIATIVE** is focused on three pillars:

Ballard's ElectraGen™-ME backup power systems

### OUR PRODUCTS

We will maximize the environmental benefits of our fuel cell products compared to incumbent technologies.

PRODUCTS
OPERATIONS
PEOPLE

### OUR OPERATIONS

Reduce, reuse, recycle.

We will improve the way we operate our business to minimize environmental impact.

We share access to information about green choices.

### OUR PEOPLE

We will promote participation in relevant events, and provide information about green choices for our daily lives.

### 2013 ACHIEVEMENTS

- Received the "Busworld Ecology Award," in partnership with Van Hool of Belgium, for demonstrating outstanding ecological credentials in fuel cell bus design
- Expanded the use of online meeting tools to avoid carbon emissions generated through travel
- Sourced local suppliers where possible in order to reduce the impact of extended transportation distances
- Continued liaising with our suppliers to minimize packaging materials
- Ensured an active recycling program is in place: paper, cardboard, wood, metal, glass, drink containers, electronics

## OUR PRODUCTS IN ACTION

China's rapid economic expansion over the past decade has resulted in public concern regarding deteriorating levels of air quality.

High levels of air pollution have become commonplace in Beijing and other Chinese cities, highlighting the need for the country to start deploying clean energy power solutions immediately. Sixteen of the world's twenty most polluted cities are in China. And, in Harbin, a city of 11 million people, government officials recently shut down roads, schools and the airport when air pollution levels hit 40-times the safe limit set by the World Health Organization (WHO).

The opportunities for Ballard fuel cell products to contribute to a low carbon economy in China are clear. Financial support from the Chinese government is expected to be strong, with fuel cells identified as a key future technology. For Ballard, zero emission buses and telecom backup power systems are examples of significant opportunities to provide environmental benefits:

- In 2013 Ballard signed a licensing agreement with a local system integration partner in China, to support the introduction of clean energy fuel cell buses. There is a large potential market opportunity for the deployment of clean energy fuel cell bus fleets in a country that deployed 75,000 new buses in 2012 alone. Ballard can therefore have a direct positive impact on the severe air quality problem in major Chinese cities.

Extreme air pollution has become a common site in Beijing and other Chinese cities.

- ElectraGen™-H2 direct hydrogen telecom backup power systems were put into trials by China Mobile, as a replacement for toxic lead acid batteries at base station sites throughout Mainland China. And, China is the largest mobile telecommunications market in the world, so this is an early-stage activity that could have significant long-term implications.

With the severe air quality problems in major Chinese cities, and China's vast economic capabilities, the country presents a natural market opportunity for deployment of clean energy fuel cell technology. Through these initial market opportunities, Ballard has been witness to a renewed commitment for clean energy solutions to China's pressing environmental challenges.

## Employee Awards of Excellence for 2013

"Above and Beyond" Winners

### CUSTOMER SUCCESS AWARD:
**NSN/SOFTBANK SYSTEM DEPLOYMENTS**

- David Whyte
- Dario Garin
- Doug Bell
- Eugenio Oracanza
- Nicolas Pocard
- Tony Cochrane
- Alan Mace
- The Assembly Team in Tijuana

### TECHNOLOGY & PRODUCT INNOVATION AWARD:
**IMPROVED CELL REVERSAL TOLERANCE**

- Ping He
- Rajesh Bashyam
- Kyoung Bai
- Shanna Knights
- Duarte Sousa
- Jingping Gao
- Paul Beattie

### QUALITY AWARD:
**EQUIPMENT CALIBRATION PROCESS EXCELLENCE**

- Ke Ji

### BALLARD SPIRIT AWARD:
**INNOVATION & INTELLECTUAL PROPERTY DEVELOPMENT**

- Shanna Knights

MANAGEMENT PROXY CIRCULAR
dated as of April 11, 2014

MATTERS TO BE VOTED UPON

Registered Shareholders or their duly appointed proxyholders will be voting on:

  the election of directors to our Board;

  the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors;

  on an advisory basis, the Corporation’s approach to executive compensation; and

  to transact such other business as may properly be brought before the meeting.

     As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment.

     With respect to resolutions to be voted on at the Meeting a simple majority of the votes (greater than 50%) cast in favour by Registered Shareholders, by proxy or in person, will constitute approval.

VOTING INFORMATION

SOLICITATION OF PROXIES

     This Management Proxy Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Tuesday, June 3, 2014 at 1:00 p.m. Pacific Daylight Time in Burnaby, British Columbia, Canada, or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Management Proxy Circular and the related materials are first being sent to Registered Shareholders is April 28, 2014.

HOW TO VOTE

     Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

     Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Proxy Circular.

     Beneficial Shareholders: If you are a Beneficial Shareholder you may only vote by carefully following the instructions on the voting instruction form or proxy form provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to vote.

EXECUTION AND REVOCATION OF PROXIES

     A Registered Shareholder or the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a company, a duly authorized officer or attorney of that company, must execute the proxy. In order to be effective, completed proxies must be deposited at the office of the registrar and transfer agent for the Shares, being Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: within North America: 1-866-249-7775; outside North America: 1-416-263-9524), not less than 48 hours (excluding Saturdays and holidays) before the time of the Meeting. The individuals named as proxyholders in the accompanying form of proxy are directors and officers of Ballard. A Registered Shareholder desiring to appoint a person or company (who need not be a shareholder) to represent him or her at the Meeting, other than the persons or companies named in the enclosed proxy, may do so by inserting the name of such other person or company in the blank space provided in the proxy.

     A proxy may be revoked by written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

  Computershare, at the address or fax number set out above, at any time up to and including the last business day preceding the day of the Meeting;

  the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting; or

  the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

     A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

     If you complete and deposit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

     As of the Record Date of April 11, 2014, we had 126,563,503 Shares issued and outstanding, each carrying the right to one vote. On a show of hands, every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote, and on a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of one or more corporate Registered Shareholders, will have one vote for each Share recorded in the Registered Shareholder’s name on the register of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

     As of the Record Date, to the knowledge of our directors and executive officers, no person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

     No one who has been a director, director nominee or executive officer of ours at any time since January 1, 2013, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

ELECTION OF DIRECTORS

     At the Meeting you will be asked to elect seven directors. All of our nominees are currently members of the Board. Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that he or she is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

     The following information pertains to our nominees for election as directors at the Meeting, as of April 11, 2014. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

Ian A. Bourne Age: 66 Alberta, Canada Director since: 2003 Independent
Mr. Bourne’s principal occupation is corporate director, and he has been the Chair of the Board of Ballard since May 2006. Mr. Bourne was also our lead director from October 2005 to February 2006. Mr. Bourne was interim CEO of SNC-Lavalin Group Inc. from March 27, 2012 to October 1, 2012. Previously, Mr. Bourne was the Executive Vice President and the Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from January 1998 to December 2006 and from January 1998 to December 2005, respectively. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation. Mr. Bourne was recognized as a Fellow of the ICD in 2011.

	Board and Committee Membership(1)	Attendance		Board Memberships
	Current: Board (Chair) Audit Corporate Governance & Compensation Former: Corporate Governance Human Resources & Compensation	7 5 2 2 2	100% 100% 100% 100% 100%
Current: SNC-Lavalin Group Inc.; Canadian Public Accountability Board; Wajax Corporation; Canada Pension Plan Investment Board; Canadian Oil Sands Limited
Previous: TransAlta Power LP; TransAltaCoGen LP; Glenbow Museum; Calgary Philharmonic Orchestra; The Calgary Foundation

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$)(3)
	2014	26,824	186,374	213,198	$918,883
	2013	26,824	153,019	179,843	$172,649

Douglas P. Hayhurst Age: 67 B.C., Canada Director since: 2012 Independent
Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was an executive with IBM Canada Business Consulting Services (consulting services) and a partner with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Pricewaterhouse including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance(4)		Board Memberships
	Current: Board Audit Former: Corporate Governance Human Resources & Compensation	7 4 2 1	100% 80% 100% 50%
Current: Accend Capital Corporation; Canexus Corporation; The Layfield Group Limited; Nature Conservancy of Canada; Canadian Institute of Chartered Accountants Risk Oversight and Governance Board
Previous: Catalyst Paper Corporation(5); Northgate Minerals Corporation

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (3)
	2014	5,000	71,816	76,816	$331,077
	2013	-	43,036	43,036	$41,315

Edwin J. Kilroy Age: 54 Ontario, Canada Director since: 2002 Independent
Mr. Kilroy’s principal occupation is corporate director. Mr. Kilroy has been the Chief Executive Officer of MedAvail Technologies Inc. (medication dispensing equipment and services) since November 2012. Previously, Mr. Kilroy was the Chief Executive Officer of Symcor Inc. (business process outsourcing services), from January 2005 to November 2010. Prior to that, Mr. Kilroy was the Chief Executive Officer of IBM Canada Ltd. (information technology) from April 2001 to January 2005.

	Board and Committee Membership	Attendance		Board Memberships
	Current: Board Audit (Chair) Former: Corporate Governance	7 5 2	100% 100% 100%	Current: MedAvail Technologies Inc. Previous: Symcor Inc.; The Conference Board of Canada
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (3)
	2014	2,752	120,464	123,216	$531,061
	2013	2,752	96,639	99,391	$95,415

John W. Sheridan Age: 59 B.C., Canada Director since: 2001 Non-Independent	Mr. Sheridan is President and Chief Executive Officer of Ballard, a position he has held since February 2006. Mr. Sheridan was also Chair of our Board from June 2004 to February 2006.
	Board and Committee Membership	Attendance		Board Memberships
	Board	7	100%
Current: Dantherm Power; Canadian Hydrogen Fuel Cells Association; Midway Gold Corporation
Previous: Aliant Inc.; Bell Canada, Bell Actimedia, Bell Distribution, Bell Express Vu, Bell Mobility, Bell West, Bell Sygma UK Ltd; Encom Cable TV & Telecommunications, plc; Manitoba Telecom Services Inc.; MTS Communications Inc.; Photowatt Technologies; Sun Media Corp. Ltd.; NewPage Corporation(5); BC Hydrogen Highway; AFCC

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (3)
	2014	409,527	154,280	563,807	$2,430,008
	2013	524,522	57,943	582,465	$559,166

Carol M. Stephenson Age: 63 Ontario, Canada Director since: 2012 Independent
Ms. Stephenson’s principal occupation is corporate director. Previously, she was the Dean of the Richard Ivey School of Business at the University of Western Ontario from 2003 until 2013. Prior to that, she served as President and Chief Executive Officer of Lucent Technologies Canada from 1999 to 2003. Ms. Stephenson was invested as an Officer into the Order of Canada in 2010.

	Board and Committee Membership	Attendance		Board Memberships
	Current: Board Corporate Governance & Compensation (Chair) Former: Corporate Governance (Chair) Human Resources & Compensation	7 2 2 2	100% 100% 100% 100%
Current: General Motors Company; Intact Financial Services Corporation (formerly ING Canada); Manitoba Telecom Services Inc.; Vancouver Olympic Games Organizing Committee (VANOC); Women on Boards; Catalyst Advisory Board
Previous: Union Energy Waterheater Income Fund; London Economic Development Corporation; Ontario Research Fund Advisory Board

	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (3)
	2014	3,550	83,693	87,243	$376,017
	2013	3,550	50,149	53,699	$51,551

David B. Sutcliffe Age: 54 B.C., Canada Director since: 2005 Independent
Mr. Sutcliffe’s principal occupation is corporate director. Previously, Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships
	Current: Board Audit Corporate Governance & Compensation Former: Human Resources & Compensation (Chair)	7 5 2 2	100% 100% 100% 100%	Current: BC Social Ventures Partners Previous: Sierra Wireless, Inc.; E-Comm 911; SMART Technologies Inc.
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (3)
	2014	3,600	99,698	103,298	$445,214
	2013	3,600	79,322	82,922	$79,605

Ian Sutcliffe Age: 61 Ontario, Canada Director since: 2013 Independent
Mr. Sutcliffe’s principal occupation is corporate director. Mr. Sutcliffe has been a partner at Sutcliffe & Associates Management Consultants (management consulting services) since June 1985. Previously, Mr. Sutcliffe was co-CEO of PHeMI, Inc. (medical software and IT infrastructure) form July 2010 to November 2012; CEO, Chairman and independent director of BluePoint Data (IT services) from Sept 2001 to June 2011; and Vice Chair and CEO of BCS Global (video conferencing services) from January 2003 to March 2004. Mr. Sutcliffe was President of Mediconsult.com (public internet health services) from June 1995 to June 1999 and President and CEO from 1999 to 2001. Prior to that, Mr. Sutcliffe was with Coopers & Lybrand (chartered accounting and consultancy firm) in Vancouver and London, England from June 1979 to June 1985.

	Board and Committee Membership	Attendance(6)		Board Memberships
	Board Audit Corporate Governance & Compensation	5 3 2	100% 100% 100%	Current: Vita Nova Foundation; Restore Canada Foundation Previous: BluePoint Data Inc.(4)
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (3)
	2014	10,000	13,797	23,797	$102,565
	2013	10,000	-	10,000	$9,600

(1)	Mr. Bourne is an ex officio member of each of the committees.

(2)	As of April 11, 2014 and April 10, 2013, respectively.

(3)	Based on a C$4.31 and C$0.96 closing Share price on the TSX as of April 11, 2014 and April 10, 2013, respectively.

(4)	Mr. Hayhurst attended a total of 14 board and committee meetings in 2014 for an overall attendance rate of 87.5%.

(5)	Canadian securities legislation requires disclosure of any company that becomes insolvent while a director is a member of its board, or within one year from ceasing to act as a director. In this regard, Mr. Hayhurst was a director of Catalyst Paper Corporation, which sought an Initial Order under the Companies’ Creditors Arrangement Act on January 31, 2012. NewPage Corporation filed for Chapter 11 protection in U.S. Bankruptcy Court in September 2011, 9 months after Mr. Sheridan resigned as a director of the company. Mr. Ian Sutcliffe was a director of BluePoint Data Inc. on May 12, 2012 when the British Columbia Securities Commission issued a cease trade order against it for failure to file its financial statements and management’s discussion and analysis related thereto for the year ended December 31, 2011. Mr. Sutcliffe resigned as a director on June 27, 2012, subsequent to which BluePoint sold its business and distributed the proceeds to its shareholders.

(6)	Mr. Sutcliffe was elected to the board on June 3, 2013 and has attended all board and committee meetings from that date.

APPOINTMENT OF AUDITORS

     Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP were appointed as our external auditors in 1999. Total fees paid to KPMG in 2013 and 2012 are set forth in the table below. We comply with the requirement regarding the rotation of our audit engagement

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partner every five years. The current audit engagement partner at KPMG LLP may continue in his role until the end of 2016.

     The following table shows the fees we incurred with KPMG LLP in 2013 and 2012:

Type of Audit Fees	2013	2012
	(C$)	(C$)
Audit Fees	$447,170	$447,340
Audit-Related Fees	Nil	Nil
Tax Fees(1)	Nil	$3,374
All Other Fees	Nil	Nil

(1)	The Tax Fees for 2012 related to tax advisory and transfer pricing services.

     For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Audit Committee Matters" in our Annual Information Form dated February 26, 2014, which section is incorporated by reference into this Management Proxy Circular.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

     The Corporate Governance & Compensation Committee ("CGCC") monitors developments and trends relating to say-on-pay in Canada and elsewhere. In the United States, the SEC has established say-on-pay advisory shareholder vote requirements. Although the Corporation’s shares are traded on NASDAQ, Ballard is a “foreign private issuer” with the SEC and accordingly these requirements do not apply to it. Say-on-pay shareholder votes have been implemented by a number of larger issuers in Canada, but such votes are still not mandated in Canada to date. At the request of the Board, our shareholders have passed resolutions on an advisory basis accepting the Corporation’s approach to executive compensation since 2011.

     The CGCC recommended to the Board that Ballard shareholders again be provided the opportunity, on an advisory basis, to vote at the Meeting in respect of the Corporation’s approach to executive compensation. The CGCC also recommended that adoption of a formal say-on-pay policy by the Board should continue to be deferred until Canadian regulatory requirements applicable to the Corporation are known.

     Accordingly, the shareholders of the Corporation are being given the opportunity to vote at this Meeting, on an advisory and non-binding basis, “FOR” or “AGAINST” the Corporation’s approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular delivered in advance of the Corporation’s 2014 annual meeting of shareholders.”

     The Board believes that shareholders should be well informed about and fully understand the objectives, philosophy and principles that it has used to make executive compensation decisions. For information regarding Ballard’s approach to executive compensation, shareholders should review the section entitled "Executive Compensation – Compensation Discussion and Analysis" appearing below in this Management Information Circular.

     Approval of the above resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. As the vote on this resolution is advisory, the results will not be binding on the Board or the CGCC. However, the Board and the CGCC will take the results of the advisory vote into account, as appropriate, as part of their ongoing review of executive compensation philosophy, policies and programs.

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     The Board recommends that shareholders vote “FOR” the foregoing resolutions. The representatives of management named in the enclosed form of proxy, if named as proxyholders, intend to vote for the resolution, unless the shareholder has specified in the form of proxy that his or her shares are to be voted against the resolution.

CORPORATE GOVERNANCE

     Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules.

     Our corporate governance practices are reflected in our Corporate Governance Guidelines, which provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Guidelines can be found on our website. We have also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our interim and annual reports filed with Canadian securities regulatory authorities, and to certify our annual reports filed with or submitted to the SEC.

     In addition, we have set up a process for shareholders to communicate to the Board, the details of which can be found on our website. A summary of shareholder feedback is provided to the Board through a semi-annual report.

     We believe that we comply with all applicable Canadian securities administrators (“CSA”) and NASDAQ corporate governance rules and guidelines. The CSA requires that listed corporations subject to National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") disclose their policies respecting corporate governance. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. We are exempt from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company has in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if holders of at least five percent of the votes eligible to be cast at a shareholders’ meeting are present or represented by proxy at the meeting.

BOARD COMPOSITION AND NOMINATION PROCESS

     All of our directors are independent except for John Sheridan, our President and Chief Executive Officer. "Independence" is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and as determined by the CSA and the NASDAQ. We conduct an annual review of the other corporate boards on which our directors sit, and have determined that currently there are no board interlocks with respect to our directors. The Board has also established a guideline for the maximum number of corporate boards on which a director should sit. This guideline has been set at five corporate boards (not including non-profit boards).

     Our Corporate Governance& Compensation Committee conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of individual nominee directors for election at our annual shareholders’ meeting.

     The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the CGCC. Each director was asked to indicate the top three competencies which he/she believes they possess.

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							Early Stage
	President/CEO		Sales/	Finance/	Product	Corporate	Business
	Experience	Strategy	Marketing	Accounting	Development	Governance	Commercialization
Ian A. Bourne		2		1		3
Douglas P.		2		1		3
Hayhurst
Edwin J.	2		1				3
Kilroy
John W.	1	3					2
Sheridan
Carol M.	1	2				3
Stephenson
David B.	1	3	2
Sutcliffe
Ian Sutcliffe	1		2	3

     Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier. The Board has established director resignation guidelines, which set out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

MAJORITY VOTING POLICY

     The Board established director resignation guidelines, which set out the circumstances under which a director would be compelled to offer a resignation or be asked to resign, including a majority voting policy. This policy requires that any nominee for director who receives a greater number of votes "withheld" than "for" his or her election shall tender his or her resignation to the Board following our annual shareholders’ meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the CGCC will consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the CGCC, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that it has accepted the resignation or provides an explanation for why it has refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the CGCC at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or Ballard’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director who may be a person nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

DIRECTOR SHARE OWNERSHIP GUIDELINES

     We have minimum share ownership guidelines that apply to our independent directors. The guidelines were revised by the Board effective September 21, 2011.

     All independent directors must hold the number of Ballard common shares having a value equivalent to three times the director’s annual retainer. Directors may apply DSUs they have received as payment for all or part of their annual retainer towards the minimum share ownership requirements.

     The value of shares held by directors will be measured on or about September 1st of each year based on the purchase price actually paid by the director for such shares, or the value of DSUs or shares received by the director when issued to him or her by the Corporation, as applicable.

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     Directors that were members of the Board at the time the guidelines were adopted in September 2011 have until September 2013 to comply with this requirement. Directors elected subsequently have five years from the date that they are first elected to the Board to comply. The Chair of the Board has five years from his original appointment as Chair in February 2006 to satisfy the minimum share ownership requirements for the Chair. Any director who fails to comply with the share ownership requirement may not stand for re-election. Currently, all directors have met or are on track to achieve these guidelines.

BOARD MEETINGS

     The Board meets on a regularly scheduled basis and directors are kept informed of our operations at meetings of the Board and its committees, and through reports by and discussions with management. In 2013, in-camera sessions, chaired by the Chair of the Board, were held after each regularly scheduled Board meeting involving all of the independent directors without the presence of management. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings. The Board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

ROLES AND RESPONSIBILITIES

     The Board operates under a formal mandate (a copy of which is attached as Appendix "A" and is posted on our website), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation. The Board has also established terms of reference and corporate governance guidelines for individual directors (copies of which are also posted on our website), which set out the directors’ individual responsibilities and duties. Terms of reference are also established for the Board chair and the CEO. These terms of reference and guidelines serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interest, the duties and standard of care of directors, the level of availability expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations that directors are to keep in mind in order to make effective and informed decisions.

     In addition, we have a Board-approved "Code of Ethics", which applies to all members of the Board, as well as our officers and employees. A copy of the Code of Ethics can be found on our website. This document is reviewed annually and updated or revised as necessary. Annually, all employees in Sales & Marketing, Finance & Administration, Supply Chain, Customer Service and Quality, and all management employees and officers, are required to formally acknowledge they have read, reviewed and comply with the Code of Ethics. A compliance report is then presented to the Audit Committee and Board.

     The Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Chair of the Board reviews and sets the agenda for each Board meeting. The Chair of the Board is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently. The Chair of the Board is an independent director.

     Each year, the Board identifies a list of focus priorities for the Board during the year. The CGCC regularly monitors the Board’s progress against these priorities throughout the year.

BOARD ORIENTATION AND EDUCATION

     We have established a formal director orientation and ongoing education program. Upon joining our Board, each director receives an orientation regarding our business. Such orientation consists of site visits to all of our manufacturing facilities, presentations regarding our business, technology and products, and a manual that contains various reference documents and information. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters and management presentations at Board meetings, as well as guest speakers who are invited to speak to our Board on various topics. In the past, we have invited guest speakers to speak to our Board about the fuel cell industry,

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government regulation, corporate governance and risk management, and internal management representatives to speak about various issues relating to our technology and business. The educational presentations that are made by internal management provide an opportunity for Board members to meet and interact with members of our management team.

SHAREHOLDER FEEDBACK AND COMMUNICATION

     We have set up an e-mail process for shareholders to communicate with the Board, through the Chair of the Board. Shareholders who wish to send a message to the Chair of the Board can find the details of this process on our website. In addition, a summary of shareholder feedback that is received by us is provided to the Board through a semi-annual report.

BOARD AND DIRECTOR PERFORMANCE EVALUATIONS

     Each year, the Board conducts an evaluation and review of its performance during the past year. The evaluation is conducted through a process determined from time to time by the CGCC which elicits responses from individual directors on a confidential basis regarding the Board and individual directors. The process may include the completion of a questionnaire by all of the directors as well as individual director self-evaluations and peer evaluations. The CGCC presents the summary results to the full Board, which then, based on the results of the evaluation, determines appropriate changes to improve Board effectiveness.

COMMITTEES OF THE BOARD

     The Board has established two standing committees effective July 1, 2013: (1) the Audit Committee; and (2) the Corporate Governance & Compensation Committee (“CGCC”). The CGCC was established to assume the duties and responsibilities of the former Human Resources & Compensation Committee (“HRCC”) and Corporate Governance Committee, both of which were dissolved.

     Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries.

     In addition to the standing committees of the Board, an ad hoc committee, the Financing Advisory Committee, was established in 2012 to consider and advise management on potential financing-related transactions.

     The following chart sets out current members of our standing committees:

Corporate Governance &
Compensation
	Audit Committee	Committee
Ian A. Bourne	*	*
Douglas P. Hayhurst	✓
Edwin J. Kilroy	✓ (Chair)
John W. Sheridan	**	**
Carol M. Stephenson		✓ (Chair)
David B. Sutcliffe	✓	✓
Ian Sutcliffe	✓	✓

*Chair of the Board and designated financial expert. Mr. Bourne is an ex officio member of each of the committees.
**Non-independent director. Mr. Sheridan attends the meetings but is not a voting member of the committees.

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     The information below sets out the members of each of our standing committees and indicates the number of meetings that each committee held in 2013. After the Meeting, we will reconstitute all of the standing committees to reflect the newly elected Board.

Audit Committee

     The Audit Committee is constituted in accordance with SEC rules, applicable securities laws and applicable NASDAQ rules, and assists the Board in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process.

     The Audit Committee is responsible for overseeing the audit process and the preparation of our financial statements, ensuring that our financial statements are fairly presented in accordance with International Financial Reporting Standards (“IFRS”), approving our quarterly financial statements, and reviewing and recommending to the Board our year-end financial statements and all financial disclosure contained in our public documents. The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial disclosure controls and procedures, and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks and the appointment of senior financial executives, and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities, and off-balance sheet transactions. The Audit Committee has at least two members, Ian A. Bourne and Douglas P. Hayhurst, who qualify as audit committee financial experts under applicable securities regulations. All of the members of the Audit Committee are independent directors and are financially literate.

     The Audit Committee is responsible for recommending the appointment of our external auditors (for shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee. The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit.

     In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars and other similar documents. The Audit Committee is also responsible for ensuring that the internal audit function is being effectively carried out. The Audit Committee reviews and approves, in advance, related party transactions (including transactions and agreements in respect of which a director or executive officer has a material interest) on a case-by-case basis.

     The Audit Committee met 5 times during 2013. The members in 2013 were Ian A. Bourne (ex officio), Edwin J. Kilroy (Chair), Douglas P. Hayhurst, David B. Sutcliffe and Ian Sutcliffe. All of the members of the Audit Committee are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

     For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Audit Committee Matters" in our Annual Information Form dated February 26, 2014, which section is incorporated by reference into this Management Proxy Circular.

Corporate Governance & Compensation Committee

     The CGCC is responsible for the following1:

  recommending the size of the Board and the formation and membership of committees of the Board;

  review and approval of all director nominations to the Board;

____________________

1Formerly the responsibilities and duties of the Corporate Governance Committee dissolved as of July 1, 2013.

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  determining director compensation;

  maintaining an ongoing education program for Board members;

  ensuring a formal process exists to evaluate the performance of the Board, Board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve the effectiveness of the Board;

  conducting succession planning for the Chair of the Board; and

  monitoring corporate governance and making recommendations to enable the Board to comply with best corporate governance practices in Canada and the United States;

     The CGCC is also responsible for2:

  considering and authorizing the terms of employment and compensation of executive officers and providing advice on organizational and compensation structures in the various jurisdictions in which we operate;

  reviewing and setting the minimum share ownership requirement for executive officers;

  reviewing all distributions under our equity-based compensation plans, and reviewing and approving the design and structure of, and any amendments to, those plans;

  ensuring appropriate senior management succession planning, recruitment, development, training and evaluation;

  annually reviewing the performance objectives of our Chief Executive Officer and conducting his annual performance evaluation.

     Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee, and the committee has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services.

     A copy of the Corporate Governance & Compensation Committee’s mandate is posted on our website. The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Board.

     The CGCC met twice during 2013. The members were Ian A. Bourne (ex officio), Carol M. Stephenson (Chair), David B. Sutcliffe and Ian Sutcliffe. All of the members of the CGCC are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

     Collectively, the CCGC members have extensive compensation-related experience as senior executives (past and present) and members of the board of directors and committees of other public and private corporations. The Board is confident that the CCGC collectively has the knowledge, experience and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Corporation and its shareholders.

Former Committees

Corporate Governance Committee

     The Corporate Governance Committee met twice in 2013. The members were Ian A. Bourne (ex officio), Edwin J. Kilroy, Dr. C.S. Park, and Carol M. Stephenson (Chair). All of the members of the CGCC were independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

____________________

2Formerly the responsibilities and duties of the Human Resources & Compensation Committee dissolved as of July 1, 2013.

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     The Corporate Governance Committee was dissolved as of July 1, 2013 and its duties and responsibilities were assumed by the CGCC.

Human Resources & Compensation Committee

     The HRCC met twice during 2013. The members were Ian A. Bourne (ex officio), Douglas P. Hayhurst, Dr. C.S. Park, Carol M. Stephenson and David B. Sutcliffe (Chair). All of the members of the HRCC were independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

     The HRCC was dissolved as of July 1, 2013 and its duties and responsibilities were assumed by the CGCC.

Financing Advisory Committee

     The Financing Advisory Committee was a temporary committee of the Board established in June 2012 for the purpose of reviewing and analyzing the relevant facts and issues concerning financing-related transactions and to make recommendations to enable the Board to determine whether any such transaction is in the best interests of the Corporation.

     The Financing Advisory Committee met twice during 2013. The members were Ian A. Bourne, Douglas P. Hayhurst and Edwin J. Kilroy, all of whom are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

     The Financing Advisory Committee was dissolved in June 2013.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

     This section of this Management Proxy Circular contains a discussion of the elements of compensation earned by our "Named Executive Officers", who are listed in the Summary Compensation Table below: John W. Sheridan (President and Chief Executive Officer), Tony Guglielmin (Vice President and Chief Financial Officer), Christopher J. Guzy (Vice President and Chief Technical Officer), Paul Cass (Vice President, Operations) and Karim Kassam (Vice President, Business & Corporate Development).

     In this section the term “Compensation Committee” refers to (1) the HRCC for actions taken prior to July 1, 2013, (2) the CGCC for actions taken after that date, and (3) to both committees where the context does not imply a specific date.

Objectives of Our Executive Compensation Program

     The structure of our executive compensation program is designed to compensate and reward executives appropriately for driving superior performance. For our Named Executive Officers, a significant portion of their total direct compensation is "at risk" and tied closely to the success of the Corporation’s short and long-term objectives. "At risk" means that the executive will not realize value unless specified goals, many of which are directly tied to the Corporation’s performance, are achieved or the price at which our common shares are traded on the TSX or NASDAQ appreciates. In 2013, these performance goals, and resulting compensation awards, were largely focused on the Corporation’s key business drivers including growing revenue and building the long term order book, Adjusted EBITDA(3) performance, Gross Margin performance, on-time product deliveries and the delivery of key strategic business enablers to position the Corporation for long term success. This compensation philosophy puts a strong emphasis on pay for performance, and uses equity awards as a significant component in order to correlate the long-term growth of shareholder value with management’s most significant compensation opportunities. The strategic goals of

____________________

(3)	For a discussion of EBITDA and Adjusted EBITDA, please refer to Ballard’s Management’s Discussion & Analysis.

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the Corporation are reflected in the incentive-based executive compensation programs so that executives’ interests are aligned with shareholders’ interests.

Philosophy and Objectives

     Our philosophy and objectives regarding compensation are to:

(a)	attract and retain experienced, qualified, capable executive officers by paying salaries which are competitive in the markets in which we compete for executive talent;

(b)	motivate short and long-term performance by directly linking annual bonuses to performance; and

(c)	link our executive officers' interests with those of our shareholders by providing our executive officers with equity-based compensation, requiring them to comply with minimum share ownership guidelines and build a sustained ownership position.

Compensation Risk Considerations

The Compensation Committee and Board believe that relative to other market sectors (e.g. Financial) the risk associated with our compensation practices is low. Given the increased emphasis being placed on ensuring that compensation practices do not encourage behaviours that expose the corporation to greater risk, this is an area that the Compensation Committee and Board continue to monitor regularly.

The Compensation Committee and Board currently consider the risks associated with the company’s compensation policies and practices are mitigated by:

  evaluating the impact of each compensation component on management behaviour:

    for base pay, there is no unusual risk-taking being encouraged;

    for long-term equity-based incentive programs, the potential risks are considered low, in part due to the mix of RSU and Option awards with time and/or performance based vesting terms, and overall generally consistent with other public company risks;

    for short term cash incentives, the potential risks are low since the plan uses multiple metrics in the Corporate Multiplier, both quantitative and qualitative (described below) and has caps to the maximum earnings available under each component of the plan.
  ensuring the committee and Board mandates reflect the correct accountabilities, oversight and controls on the company’s compensation policies and practices, especially as they relate to executive compensation; and

  working with management and/or external consultants to stress test each compensation component, to ensure boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls.

The Compensation Committee and Board consider that these mitigation approaches results in the Corporation’s risk profile associated with its compensation practices being low.

How Executive Compensation is Determined

     The Compensation Committee, consisting of 4 independent directors, is charged, on behalf of our Board, with reviewing and approving executive officers’ benefit policies and compensation plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the committee approves and recommends to the Board the appointment of our executive officers. The committee also reviews and approves the amount and form of their compensation, their development and succession plans, and any significant organizational or management changes. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. In 2013, the committee continued to retain Towers Watson on an as-needed basis, to provide

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independent advice related to Ballard executive compensation items. The committee also seeks the advice and recommendations of our President and Chief Executive Officer with respect to the compensation of our other executive officers. The President and Chief Executive Officer does not participate in the portions of the committee discussions that relate directly to his personal compensation.

Executive Pay Mix and the Emphasis on "At Risk" Pay

     We place emphasis on performance by having a significant proportion of our executive officers’ total annual compensation linked to corporate and individual performance. For 2013, an average of 54% of the annual compensation earned by each of our Named Executive Officers came from "at risk", variable, performance-related compensation containing inherent market performance risk, where annual compensation includes base salary, annual bonus and equity-based long-term incentives (including share options and RSUs).

The Use of Benchmarking

     Our overall compensation objective is to pay executives on average at the 50th percentile of the comparator group for full achievement of performance goals. Over-achievement or under-achievement will result in being over or under the average.

     In late 2011, the Compensation Committee, working with Towers Watson, updated the comparator companies contained within the Corporation’s compensation comparator group to reflect the Corporation’s current business size and market focus. A revised list of comparator companies was reviewed and accepted by the committee, which selected the group of comparators ensuring a suitable mix of Canadian and United States companies exhibiting a growth oriented mix of revenues, employee base, asset base, market capitalization and market focus. This same comparator group was maintained in 2013. This comparator group comprises the primary source of compensation data for review of the Corporation’s market competitiveness. The committee reviews the composition of the comparator company list on an annual basis.

     The Corporation’s current comparator group is:

Canadian Companies	United States Companies
EXFO Inc	AeroVironment Inc
Gennum Corporation	Allied Motion Technologies Inc
Hydrogenics Corp.	American Superconductor Corporation
Neo Material Technologies Inc	Ener1 Inc
New Flyer Industries Inc	Energy Conversion Devices Inc
Sierra Wireless Inc	Fuel Cell Energy Inc
Westport Innovations Inc	GrafTech International Ltd
Plug Power Inc

     The committee compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for similar positions at comparator group companies. As noted above, the committee’s practice is to target annual total direct compensation for each executive at approximately the 50th percentile among the comparator group companies.

     Towers Watson have been retained by the Compensation Committee since 2008 to provide executive compensation benchmarking and general executive compensation, equity plan and Board compensation advisory services. Towers Watson continues to be the Committee’s advisors, available for ad-hoc consulting services as needed; however, the Committee did not require any services in 2013.

     The following table sets out the fees paid to Towers Watson during each of the two most recently completed financial years:

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	Executive Compensation-	All Other Fees
	Related Fees
2013	Nil	Nil
2012	$4,098	Nil

Current Executive Compensation Elements

     Our compensation program for our executive officers has three primary components:

(a)	annual salary;

(b)	annual incentives (bonus); and

(c)	equity-based long-term incentives comprised of awards that may be issued under our Option Plan, Share Distribution Plan or under the Market Purchase RSU Plan.

Significant Compensation Program Changes Planned in 2014

     There are no significant compensation program changes planned for 2014.

Annual Salary

     The Compensation Committee approves the annual salary of our executive officers. Salary guidelines and salary adjustments for our executive officers are considered with reference to:

(a)	comparative market assessments performed by external compensation consultants;

(b)	the experience and qualifications of each executive officer;

(c)	the individual performance of each executive officer; and

(d)	the roles and responsibilities of each executive officer.

     The Corporation chooses to pay this element of compensation, because the Corporation’s view is that a competitive base salary is a necessary element for attracting and retaining qualified and experienced executive talent.

     The Corporation’s decisions about this element of compensation and its annual level impacts decisions about the level of target annual incentive an executive might receive, but only in the sense that the incentive bonus target is set as a percentage of annual salary.

     In 2013, there were no annual salary increases for the Named Executive Officers.

Annual Bonus for Executive Officers

     The Compensation Committee reviews and approves the annual bonus for each executive officer based on the recommendations of our President and Chief Executive Officer in accordance with the factors described in the foregoing section.

     The annual target bonus for Mr. Guglielmin, Mr. Guzy and Mr. Cass was set at 60% of base salary in 2013. This target, first established in 2012 in response to the Towers Watson benchmarking study conducted in Fall 2011, was a reduction from the 70% level of 2011. This bonus target had previously been reduced by 5% points in each of 2008 and 2007 to better align annual incentive levels to market levels relative to the Corporation’s comparator group). Mr. Kassam’s annual target bonus was set at 55% of base salary in 2013.

     This annual bonus target is split into 2 parts. The first 50% is determined by individual and corporate performance relative to the Corporation’s annual goals. The second 50% is based on a stretch performance metric. In 2013, this stretch performance metric was over-achievement of a target Cashflow from Operations.

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     Therefore, 50% of each executive officer’s actual 2013 bonus was based on a combination of his individual performance and our corporate performance relative to goals, as discussed below under the section entitled "Methodology for Determining Annual Incentives", with the remaining 50% based on a stretch performance element related to over-achievement of annual Cashflow from Operations targets.

     The Corporation maintains an annual bonus program in order to motivate short and long-term performance by directly linking annual bonuses to the performance and progress of the Corporation.

     The Corporation’s decisions about this element of compensation do not directly affect decisions about any other element of the Corporation’s compensation program.

     For a full discussion of annual incentive compensation for our President and Chief Executive Officer, see the section entitled "Chief Executive Officer Compensation". The section below entitled "Methodology for Determining Annual Incentives" applies equally to the President and Chief Executive Officer as it does to the other executives.

Methodology for Determining Annual Incentives

     The actual annual bonus for each executive officer is determined by the CGCC on the basis of the following formula:

actual bonus = annual base salary x bonus percentage x individual performance multiplier

bonus percentage =	(50% of target bonus x corporate scorecard multiplier) +
(50% of target bonus x stretch performance goal multiplier)

Corporate Scorecard Multiplier

     The corporate scorecard multiplier is determined by the Compensation Committee and approved by the Board with reference to achievement against the corporate goals set out in a Corporate Performance Scorecard approved by the Compensation Committee and the Board prior to the commencement of the year. Each corporate performance goal on the scorecard is assigned a relative weighting in terms of importance to annual performance and growth of the Corporation, as well as a range of targeted outcomes, such that below a certain performance level the contribution of that goal to the overall corporate scorecard multiplier is zero. For 2013, the Corporate Performance Scorecard reflected a balance of Quantitative annual goals focussed on delivery of the 2013 operating plan (70% of the scorecard) and Qualitative goals focussed on key strategic outcomes during 2013 to position the Corporation for longer term success (30% of the scorecard). The Quantitative portion of the scorecard had 3 financial elements (Revenue, Gross Margin, and Adjusted EBITDA) and 2 operational elements (on-time product delivery and sales order book for 2014). The Qualitative portion of the scorecard had 3 elements (Demonstrating critical mass in Telecoms Back-Up Power systems deployment, Working with European bus partners to deliver demonstration fleets, and securing an additional OEM automotive customer).

     Goals related to on-time delivery, securing an additional OEM automotive customer, and gross margin were delivered at achievement levels above the 100% level. Goals related to on-time delivery, revenue, 2014 order book, Telecoms BUP deployment and Bus demonstrations fleets were delivered at the 100% level. The goal related to Adjusted EBITDA was delivered at close to the 100% achievement level.

     In aggregate the Corporate Scorecard Multiplier achievement equalled 113%, which as previously described, affected 50% of the executive’s annual bonus target.

Stretch Performance Goal Multiplier

     The stretch performance goal related to over-achievement of the annual Cashflow from Operations target was not achieved. As a result, the stretch performance goal multiplier for 2013 was 0%. This zero payout affected 50% of the executive’s annual bonus target.

Individual Performance Multiplier

     The individual performance multiplier is determined with reference to achievement against the individual goals set for each executive officer, with an individual performance multiplier greater than 100%

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being awarded for superior performance against these goals, and an individual performance multiplier of less than 100% being awarded for substandard performance against these goals. Individual goals are set for individual executive officers by the Chief Executive Officer and are based on agreed-upon objective/identifiable measures relative to their respective functional accountabilities, which are aligned to the corporate performance goals. Individual multipliers for each Executive ranged from 100% to 150%. A summary of their individual performance is as follows:

     Mr. Guglielmin: met all of his 2013 goals including departmental and corporate financial metrics, with significant over-achievements on the goals for strengthening liquidity and growing shareholder value.

     Mr. Guzy: met his key 2013 goals, relating to program development, engineering services deliverables and product quality improvement; as well, he make key contributions to major corporate achievements in engineering services and licensing contracts.

     Mr. Cass: met his key 2013 goals in production, customer service and quality and provided key support on numerous corporate priorities, related to the bus and material handling market segments.

     Mr. Kassam: met his key goals related to various corporate and business development priorities, primarily in areas related to continuous power in Africa and telecoms back-up power in African and India.

Long Term Incentives

     We provide our executive officers with equity-based long-term incentives through the Option Plan, Market Purchase RSU Plan and the SDP. These plans are designed to reinforce the connection between executive officer remuneration and our performance by motivating and rewarding participants for improving our long-term financial strength and enhancing shareholder value, and also providing retention value to executives. With respect to equity-based long-term compensation awards for our executive officers, individual performance and future contribution expectations are taken into account in determining the award. For 2013 awards, the President and Chief Executive Officer recommended to the Compensation Committee a value amount in dollars for each Named Executive Officer: see the amounts set out under “Share-Based Awards” and “Option-Based Awards” in our Summary Compensation Table. This value amount was broadly the same as for 2012 awards (the 2012 value having been reduced to 90% of the 2011 award value to more directly reflect the positioning relative to the comparator group). The recommendation for this year reflected a higher percentage of RSU awards than prior years (approximately 75-90% of the total value). This value amount was then converted to RSUs at the then current market price by dividing the dollar value by the closing share price on either the TSX or NASDAQ on the award date. The remaining approximately 10-25% of this value amount was converted to options by dividing the dollar value by the Black-Scholes value of a Ballard option on the award date. These options were then priced at the closing share price on the day prior to the award date.

     This element of compensation and the Corporation’s decisions about this element fit into the Corporation’s overall compensation objectives in that they link our shareholders’ interests with those of our executive officers by providing our executive officers with equity-based compensation, and requiring them to comply with minimum share ownership guidelines.

     The Corporation’s decisions about this element of compensation do not affect decisions about any other element of the Corporation’s compensation.

Share Options

     Share options are granted annually in respect of approximately 10-50% of the long-term incentive compensation to be provided to an executive. As a result, previous grants of Share options are not generally taken into account when making new grants. The actual number of Share options granted is determined by dividing the dollar value of the portion of the long-term incentive to be satisfied though an option grant by the Black-Scholes value of a Ballard option on the award date.

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     Under our Option Plan:

(a)	the exercise price of each option is determined by the Board, but must not be less than the closing price per Share on the TSX or NASDAQ on the last trading day before the date the option is granted; and

(b)	each option may be exercised by the holder in respect of up to one-third of the Shares subject to the option on or after the first, second and third anniversary of the effective date of the option on a cumulative basis.

     Share options are typically granted for a term of seven years.

Restricted Share Units

     Employees and executive officers are eligible to receive new RSU awards under the Market Purchase RSU Plan or SDP, which provide for vesting over periods of up to three years and awards may be subject to certain performance criteria, as determined by the Board upon the recommendation of the Compensation Committee. Redemption of these RSUs is satisfied either with Shares bought under the Market Purchase RSU Plan or by treasury based shares reserved under the SDP.

     The amount of the long-term incentive that is awarded to each executive officer is typically determined in the first quarter of each financial year, in conjunction with the determination of that executive officer’s annual bonus for the prior financial year. Since the long-term incentive is tied to future (as opposed to past) corporate performance, in our summary compensation table we report the grant of the long-term incentive in the "Share-Based Awards" column and the "Option-Based Awards" column for the particular year in which they were actually granted. The year-end values of unexercised or unvested Share options and RSUs, and the vesting during the year of Share options and RSUs are reported in the tables under the heading "Incentive Plan Awards".

     In 2012, the performance criteria for RSUs were amended to introduce a tiered approach to vesting based on the annual performance of the Corporation (as prescribed by the Corporate Performance Scorecard).

Corporate Scorecard	RSU Vesting
<50%	0%
≥50% and <75%	50%
≥75%	100%

New Issuances

     On March 7, 2013, 1,063,524 RSUs were issued to the Named Executive Officers, including the President and Chief Executive Officer. For all our executive officers who received an award on that date, the RSU awards included a performance criteria achievement goal of a minimum corporate scorecard multiplier of 50% in each of the 3 years of the award, with 50% vesting if this threshold was achieved and 100% vesting if a corporate scorecard multiplier achievement of greater than 75% is achieved. Failure to meet this minimum corporate performance threshold in any one year results in that year’s award portion expiring and not being redeemed (see the section above entitled "Methodology for Determining Annual Incentives" for a description of the determination of the corporate scorecard multiplier). In February 2014, the Board determined, after setting the corporate multiplier to 113% for the purpose of determining annual bonus, that 100% of this year’s RSUs vested, per the terms of the RSU awards.

Redemptions

A redemption of RSUs to shares for the Named Executive Officers, based on partial vesting of annual awards granted in 2010, 2011 and 2012 was approved by the board on March 7, 2013.

     On March 11, 2013, 37,847 RSUs vested and after statutory withholdings, 21,306 RSUs were redeemed into Shares, representing 50% of one-third of the 2010 annual RSU long-term incentive award granted to Messrs. Sheridan, Cass, Guzy and Kassam.

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     On March 11, 2013, 68,254 RSUs vested and after statutory withholdings, 38,424 RSUs were redeemed into Shares, representing 50% of one-third of the 2011 annual RSU long-term incentive award granted to Messrs. Sheridan, Guglielmin, Cass and Guzy.

     On March 11, 2013, 117,949 RSUs vested and after statutory withholdings, 66,402 RSUs were redeemed into Shares, representing 50% of one-third of the 2012 annual RSU long-term incentive award granted to Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam.

     On June 13, 2013, 25,226 RSUs reached the end of their restriction period and after statutory withholdings, 14,202 RSUs were redeemed into Shares for Mr. Guglielmin. This award was the final 1/3 of his new hire award, granted on June 14, 2010 and subject to time vesting only.

     On September 26, 2013, 53,191 RSUs reached the end of their restriction period and after statutory withholdings, 29,946 RSUs were redeemed into Shares for Mr. Kassam. This award was granted on September 20, 2011 and subject to time vesting only.

Chief Executive Officer Compensation

     Mr. Sheridan was appointed President and CEO by the Board on February 22, 2006. When appointed, his base salary at that time was fixed at $530,000 Cdn per year. The CEO base salary has been frozen since that time, other than a 10% voluntary temporary reduction during the 2nd half of 2009. In January 2010, Mr. Sheridan’s base salary returned to its original level of $530,000 Cdn per year and continued at that level throughout 2010.

     Mr. Sheridan is entitled to receive an RRSP contribution (CDN$11,910 in 2013). The corporate RRSP program was changed in 2010 and this benefit was reduced by 50% relative to 2009. This benefit is now subject to an equivalent matching contribution from Mr. Sheridan. Mr. Sheridan is also entitled to receive company paid insurance premiums (CDN$2,198 in 2013).

     Mr. Sheridan’s target bonus for 2013 was equal to 80% of his annual base salary, reduced from 90% in 2011. This level of target bonus has been reduced from 100% in 2007. Mr. Sheridan’s bonus for 2013 was determined by the Compensation Committee on the basis of corporate financial and operational performance reflected in the Corporate Performance Scorecard rating, plus performance relative to the CEO’s individual goals for 2013, as approved by the Board.

     The Compensation Committee determined that Mr. Sheridan performed strongly in 2013, exceeding 4 of his 5 individual goals related to refining the corporate strategic direction, strengthening the Corporation’s liquidity position, growing shareholder value and strengthening employee engagement; and meeting the 5th goal related to deepening director knowledge with increased firsthand exposure to customers, suppliers and partners. Commensurate with this evaluation, the Compensation Committee determined that the appropriate Individual Bonus Multiplier for Mr. Sheridan was 150%.

     As noted earlier, the stretch performance goal related to over-achievement of the annual Cashflow from Operations target was not achieved. As a result, the stretch performance goal multiplier for 2013 was 0%. This zero payout affected 50% of the Mr. Sheridan’s annual bonus target.

     On March 7, 2013, the Board approved the recommendation by the Compensation Committee and Mr. Sheridan was granted a long-term incentive award, equivalent at the time of grant to a total value of CDN$831,250; with CDN$81,250 converted to options in respect of 125,000 Shares (at an exercise price of CDN$1.22 per Share) and a RSU award of CDN$750,000 (614,754 RSUs at a price of CDN$1.22 per Share). These awards formed Mr. Sheridan’s 2013 long-term incentive package, and the overall value and equity mix was approved by the Compensation Committee and the Board. Consistent with other Named Executive Officers, the RSU award has performance criteria and time vesting as described above in the “Restricted Share Units – New Issuances” section, and the share options were granted with a 7-year term, with one-third of the options vesting at the end of each of the first three years.

     The cash portion of Mr. Sheridan’s total compensation in 2013 was CDN$566,829 (for base salary and benefits). The non-cash compensation portion related to the theoretical value of Options and RSUs at

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grant received in 2013, but to vest in later years, was CDN$831,250. The total value of Mr. Sheridan’s nominal compensation in 2013, the sum of the cash and non-cash components, was CDN$1,757,419.

Termination and Change of Control Benefits

     For a description of the termination and change of control benefits under Ballard's employee contracts and equity compensation plans for the President & CEO and other Named Executive Officers, see the section entitled "Termination and Change of Control Benefits" below.

Perquisites

     In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

Retirement Benefits

     In 2013, Mr. Sheridan, Mr. Guglielmin, Mr. Guzy and Mr. Cass each received an RRSP contribution from the Corporation, equal to 50% of the maximum amount allowable under the Income Tax Act (Canada),based on the Named Executive Officer making an equivalent personal matching contribution. In 2010, the Corporation made changes to its overall RRSP program. Starting on January 1, 2010, each executive was required to make a matching contribution to receive an RRSP benefit. As a result of these changes, the maximum benefit each executive can receive is up to 50% of the maximum amount allowable under the Income Tax Act (Canada), based on the executive making an equal matching contribution. This is both a reduction of 50% in value of the total benefit relative to the program prior to 2010, and also requires a matching contribution from the executive. In 2013, Mr. Kassam received an RRSP contribution equal to 5% of his base salary, based on his making an equivalent personal matching contribution.

     None of the Named Executive Officers currently participates in a Corporation-sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

Total Executive Officer Compensation

     The total value of the compensation of the Chief Executive Officer together with all of the other Named Executive Officers (as defined below in the section entitled "Executive Compensation") was CDN$4,131,964.

Minimum Share Ownership Guidelines

     We established executive officer minimum share ownership guidelines in 2003, which obligate each executive officer to own a minimum number of our Shares. Those guidelines were modified by our Board in December 2007 to increase the minimum share ownership requirements for our executive officers.

     For the President and Chief Executive Officer the minimum share ownership guideline is equal to the lesser of:

(a)	the number of Shares that have a fair market value of three times the President and Chief Executive Officer’s base salary; or

(b)	181,903 Shares.

     For executive officers other than the President and Chief Executive Officer, the minimum share ownership guideline is equal to the lesser of:

(a)	the number of Shares with a fair market value equal to the executive officer’s annual base salary; or

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(c)	the number of Shares equal to the executive officer’s annual base salary divided by the closing share price of Shares on the TSX or Nasdaq on the trading day of the date of hire. (4)

     Mr. Kassam is not subject to these minimum share ownership requirements.

     For the purposes of this section, the "fair market value" is defined as the closing price of our Shares as listed on the TSX on the date of review of the guideline. All executive officers have met or are on track to achieve the applicable guidelines. (5)

     Executives and directors are not permitted to hedge the market value of the Corporation securities granted to them as compensation or otherwise held, directly or indirectly, by them.

PERFORMANCE GRAPH

     The following graph compares the total cumulative return to a shareholder who invested $100 in our Shares on December 31, 2008, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years.

	2008 (Dec 31)	2009 (Dec 31)	2010 (Dec 31)	2011 (Dec 31)	2012 (Dec 31)	2013 (Dec 31)
	($)	($)	($)	($)	($)	($)
Ballard	100	167	133	96	54	134
NASDAQ	100	144	168	165	191	265
Composite
Index

     The trend shown by this graph does not reflect the trend in the Corporation’s compensation to its Named Executive Officers.

____________________

(4)	For executives who were employed as at December 2007, the minimum share ownership guideline is equal to the lesser of: (a) the number of Shares with a fair market value equal to the executive officer’s annual base salary; or (b) 35,300 Shares.

(5)	For the President and Chief Executive Officer, the share acquisition period is five years from the date of hire. For other executive officers who were employed as at December 2007, the time for acquiring the new minimum share ownership level is eight years. For executive officers hired after December 2007, the minimum number of Shares must be acquired over a five-year period.

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EXECUTIVE COMPENSATION TABLES

     The following table summarizes the compensation paid for the fiscal years ended on December 31, 2011, December 31, 2012 and December 31, 2013 to our Named Executive Officers.

Summary Compensation Table
				Long-Tern Incentives
				Share-Based	Option-Based	All Other	Total
Name and Principal		Salary(2)	Bonus(3)(4)	Awards(5)	Awards(6)	Compensation(7)	Compensation
Position	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)
John W. Sheridan(1)	2013	530,000	359,340	750,000	81,250	36,829	1,757,419
President and Chief Executive	2012	530,000	0	675,000	225,000	29,910	1,459,910
Officer	2011	530,000	380,000	500,000	400,000	31,218	1,841,218
Tony Guglielmin	2013	310,000	157,635	167,500	48,750	31,533	715,418
Vice President and Chief	2012	310,000	0	162,000	54,000	29,596	555,596
Financial Officer	2011	310,000	168,175	120,000	120,000	28,627	746,802
Paul Cass	2013	265,000	89,835	167,500	48,750	29,959	601,044
Vice President Operations	2012	265,000	0	162,000	54,000	28,318	509,318
	2011	258,671	151,320	120,000	120,000	32,117	682,108
Christopher J. Guzy	2013	310,000	136,617	167,500	48,750	43,443	706,310
Chief Technical Officer	2012	310,000	0	162,000	54,000	43,154	569,154
	2011	310,000	134,540	120,000	120,000	44,042	728,582
Karim Kassam	2013	200,000	64,847	45,000	22,750	19,176	351,773
Vice President, Business &	2012	166,797	0	35,000	8,900	17,572	228,269
Corporate Development	2011	163,932	79,091	75,000	46,400	17,299	381,722

(1)	Mr. Sheridan is also a director, but receives no compensation for his service as a director.

(2)	Salary of each of the Named Executive Officers was paid in Canadian dollars. The United States dollar amounts for 2013 were US$498,308, US$291,463, US$249,154, US$291,463 and US$188,041 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The United States dollar amounts for 2012 were US$498,308, US$291,463, US$249,154, US$291,463 and US$156,823 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The United States dollar amounts for 2011 were US$498,308, US$291,463, US$243,203, US$291,463 and US$154,129 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2013.

(3)	In 2013, the bonus for Messrs. Sheridan, Guglielmin, Cass, and Guzy was issued as DSUs and this amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX on the date of issuance of the award. The number of DSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX on the date of issuance). The number of DSUs issued to Messrs. Sheridan, Guglielmin, Cass, and Guzy in respect of the fiscal year ended December 31, 2013 is as follows:

Bonus
			Fair Market Value
Named Executive		DSUs	of a Share	Total
Officer	Year	(#)	(CDN$)(A)	(CDN$)(B)
John W. Sheridan	2013	96,338	3.73	359,340
Tony Guglielmin	2013	42,261	3.73	157,635
Paul Cass	2013	24,084	3.73	89,835
Christopher J. Guzy	2013	36,627	3.73	136,617

(A)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the DSUs on the TSX on the date of issuance.

(B)	The United States dollar amounts for 2013 were US$337,853, US$148,209, US$84,463 and US$128,448 for Messrs. Sheridan, Guglielmin, Cass and Guzy, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2013.

Mr. Kassam’s bonus was paid in cash in Canadian dollars. The United States dollar amount for Mr. Kassam’s 2013 bonus was US$60,969. The Canadian dollar amount was converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2013.

(4)	The bonus of each of the Named Executive Officers was paid in Canadian dollars. The corresponding United States dollar amounts for 2012 were US$0, US$0, US$0, US$0 and US$0 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The corresponding United States dollar amounts for 2011 were US$357,277, US$158,119, US$142,272, US$126,495 and US$74,361 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2013.

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(5)	Represents the total fair market value of RSUs issued to each Named Executive Officer during the 2011, 2012 and 2013 fiscal years. This amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award. Fair value is determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value) is recorded as compensation expense in the statement of operations over vesting periods of one to three years. There is no difference in Canadian dollars between the grant date fair market value of the award and the accounting fair value.

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 75-90% of this amount is awarded in the form of RSUs with the remaining 10-25% being awarded in the form of Share options in 2013. In 2012, approximately 75% of this amount was awarded in the form of RSUs with the remaining 25% being awarded in the form of Share options. In 2011, 50% of this amount was awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. The number of RSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX and NASDAQ on the date of issuance). The number of RSUs issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013 is as follows:

Share-Based Awards
			Fair Market Value
Named Executive		RSUs	of a Share	Total
Officer	Year	(#)	(CDN$)(A)	(CDN$)(B)
John W. Sheridan	2013	614,754	1.22	750,000
	2012	399,408	1.69	675,000
	2011	238,095	2.10	500,000
Tony Guglielmin	2013	137,295	1.22	167,500
	2012	95,858	1.69	162,000
	2011	57,143	2.10	120,000
Paul Cass	2013	137,295	1.22	167,500
	2012	95,858	1.69	162,000
	2011	57,143	2.10	120,000
Christopher J. Guzy	2013	137,295	1.22	167,500
	2012	95,858	1.69	162,000
	2011	57,143	2.10	120,000
Karim Kassam	2013	36,885	1.22	45,000
	2012	20,710	1.69	35,000
	2011	53,191	1.41	75,000

(A)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the RSUs on the TSX on the date of issuance.

(B)	The United States dollar amounts for 2013 were US$705,152, US$157,484, US$157,484, US$157,484 and US$42,309 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The United States dollar amounts for 2012 were US$634,637, US$152,313, US$152,313, US$152,313 and US$32,907 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The United States dollar amounts for 2011were US$470,102, US$112,824, US$112,824, US$112,824 and US$70,515 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2013.

(6)	Represents the total of the fair market value of options to purchase our Shares issued under the Option Plan granted to each Named Executive Officer during each fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 5 years, expected volatility of 63% and risk free interest rate of 1% for 2013; expected life of 5 years, expected volatility of 62% and risk free interest rate of 2% for 2012; and expected life of 5 years, expected volatility of 64% and risk free interest rate of 3% for 2011. Accounting fair value is recorded as compensation expense in the statement of operations over the vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value).

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 75-90% of this amount is awarded in the form of RSUs with the remaining 10-25% being awarded in the form of Share options. In 2012, approximately 75% of this amount is awarded in the form of RSUs with the remaining 25% being awarded in the form of Share options. In 2011, 50% of this amount was awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. The number of Share options awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day prior to issuance). The number of Share options issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013 is as follows:

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Option-Based Awards
			Black-Scholes Value of Shares
		Shares Under	Underlying Options on Date of
Named Executive		Options	Grant	Fair Market Value
Officer	Year	(#)	(CDN$/Share)(A)	(CDN$))(B)
John W. Sheridan	2013	125,000	0.65	81,250
	2012	252,808	0.89	225,000
	2011	344,827	1.16	400,000
Tony Guglielmin	2013	75,000	0.65	48,750
	2012	60,674	0.89	54,000
	2011	103,448	1.16	120,000
Paul Cass	2013	75,000	0.65	48,750
	2012	60,674	0.89	54,000
	2011	103,448	1.16	120,000
Christopher J. Guzy	2013	75,000	0.65	48,750
	2012	60,674	0.89	54,000
	2011	103,448	1.16	120,000
Karim Kassam	2013	35,000	0.65	22,750
	2012	10,000	0.89	8,900
	2011	40,000	1.16	46,400

(A)	The fair market value of a Share has been calculated based on the Black-Scholes valuation model using the Canadian dollar closing price of the Shares underlying the options on the TSX on the date of issuance.

(B)	The United States dollar amounts for 2013 were US$76,392, US$45,835, US$45,835, US$45,835 and US$21,390 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The United States dollar amounts for 2012 were US$211,545, US$50,771, US$50,771, US$50,771 and US$8,368 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The United States dollar amounts for 2011 were US$376,081, US$112,824, US$112,824, US$112,824 and US$43,625 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2013.

(7)

All Other Compensation was paid in Canadian dollars. The United States dollar amounts for 2013 were US$34,628, US$29,648, US$28,168, US$40,845 and US$18,029 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The United States dollar amounts for 2012 were US$28,122, US$27,826, US$26,625, US$40,574 and US$16,521 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2011 were US$29,351, US$26,916, US$30,197, US$41,409 and US$16,265 for Messrs. Sheridan, Guglielmin, Cass, Guzy and Kassam, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2013.

The value of the items included in this amount was based on the aggregate incremental cash cost to the Corporation. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer, includes:

All Other Compensation
		Retirement Benefits
		(RRSP / 401k /
Named Executive		Defined Benefits)	Insurance Premiums	Other(A)	Total
Officer	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)
John W. Sheridan	2013	11,910	2,198	22,721	36,829
	2012	11,485	2,128	16,297	29,910
	2011	11,225	2,021	17,972	31,218
Tony Guglielmin	2013	11,910	1,075	18,548	31,533
	2012	11,485	1,041	17,070	29,596
	2011	11,225	967	16,435	28,627
Paul Cass	2013	11,910	1,075	16,974	29,959
	2012	11,485	1,041	15,792	28,318
	2011	11,225	964	19,928	32,117
Christopher J. Guzy	2013	11,910	1,075	30,458	43,443
	2012	11,485	1,041	30,628	43,154
	2011	11,225	967	31,850	44,042
Karim Kassam	2013	9,748	632	8,796	19,176
	2012	8,340	496	8,736	17,572
	2011	8,194	453	8,652	17,299

(A)	Includes automobile allowances, temporary living and travel allowances, financial planning services and medical and health benefits.

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INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2013.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2013)

	Option-Based Awards					Share-Based Awards
	Number of				Value of
	Securities				Unexercised
	Underlying		Option		In-The-	Number of RSUs	Market or Payout
	Unexercised		Exercise	Option	Money	That Have Not	Value of RSUs That
Named Executive	Options		Price(1)	Expiration	Options(2)	Vested	Have Not Vested(3)
Officer	(#)		(CDN$)	Date	(CDN$)	(#)	(CDN$)
John W. Sheridan	123,762		4.17	May 13, 2015	0	960,391	1,546,230
	177,295		1.34	Mar. 5, 2016	47,870
	185,185		2.40	Mar. 12, 2017	0
	344,827	(4)	2.10	Mar. 9, 2018	0
	252,808	(5)	1.69	Feb. 24, 2019	0
	125,000	(6)	1.22	Mar. 8, 2020	0
Tony Guglielmin	175,000		1.80	Jun. 14, 2017	0	220,246	354,596
	103,448	(7)	2.10	Mar. 9, 2018	0
	60,674	(8)	1.69	Feb. 24, 2019	0
	75,000	(6)	1.22	Mar. 8, 2020	0
Paul Cass	14,000		5.08	Feb 22, 2015	0	220,246	354,596
	50,000		1.34	Mar. 5, 2016	13,500
	88,888		2.40	Mar. 12, 2017	0
	103,448	(7)	2.10	Mar. 9, 2018	0
	60,674	(8)	1.69	Feb. 24, 2019	0
	75,000	(6)	1.22	Mar. 8, 2020	0
Christopher J.	42,553		5.08	Feb. 22, 2015	0	220,246	354,596
Guzy	85,101		1.34	Mar. 5, 2016	22,977
	88,888		2.40	Mar. 12, 2017	0
	103,448	(7)	2.10	Mar. 9, 2018	0
	60,674	(8)	1.69	Feb. 24, 2019	0
	75,000	(6)	1.22	Mar. 8, 2020	0
Karim Kassam	15,000		3.10	Nov. 12, 2015	0	50,691	81,613
	25,000		1.34	Mar. 5, 2016	6,750
	30,000		2.40	Mar. 12, 2017	0
	40,000	(9)	2.10	Mar. 9, 2018	0
	10,000	(10)	1.69	Feb. 24, 2019	0
	35,000	(6)	1.22	Mar. 8, 2020	0

(1)	All figures are in Canadian dollars.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX as at December 31, 2013, and the exercise price of the option. Where the difference is a negative number, the value is deemed to be 0.

(3)	This amount is calculated by multiplying the number of RSUs that have not vested by the closing price of the Shares underlying the RSUs on the TSX as at December 31, 2013.

Such amounts may not represent the actual value of the RSUs which ultimately vest, as the value of the Shares underlying the RSUs may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would be not be feasible for the Corporation to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, the Corporation has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Comprising 229,884 vested and 114,943 unvested options.

(5)	Comprising 84,269 vested and 168,539 unvested options.

(6)	Unvested options.

(7)	Comprising 68,965 vested and 34,483 unvested options.

(8)	Comprising 20,224 vested and 40,450 unvested options.

(9)	Comprising 26,666 vested and 13,334 unvested options.

(10)	Comprising 3,333 vested and 6,667 unvested options.

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     The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2013 by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year
(2013)

	Option-Based Awards –		Non-equity incentive plan
	Value Vested During the	Share-Based Awards – Value	compensation – Value earned
	Year(1)	Vested During the Year(2)	during the year
Named Executive Officer	(CDN$)	(CDN$)	(CDN$)
John W. Sheridan	0	159,459	0
Tony Guglielmin	583	79,563	0
Paul Cass	0	43,645	0
Christopher J. Guzy	0	43,645	0
Karim Kassam	0	105,124	0

(1)	This value was determined by calculating the difference between the market price of the underlying Shares on the TSX on the vesting date and the exercise price of the options on the vesting date.

(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the TSX on the vesting date.

The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 569,321.

Summaries of the Corporations’ Option Plan and SDP are provided in Appendix “B” and “C”, respectively.

As noted in the Outstanding Share-Based Awards and Option-Based Awards table, as at December 31, 2013, there were 1,671,820 RSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these RSUs will be determined by the Board at the appropriate time, and they are set to vest (subject to the terms of the Consolidated Share Distribution Plan or Market Purchase RSU Plan) as follows:

Named Executive Officer	Number of RSUs That Have Not Vested	Vesting Date
John W. Sheridan	133,136	February 23, 2014
	284,283	March 7, 2014
	133,136	February 22, 2015
	204,918	March 7, 2015
	204,918	March 6, 2016
Tony Guglielmin	31,952	February 23, 2014
	64,812	March 7, 2014
	31,952	February 22, 2015
	45,765	March 7, 2015
	45,765	March 6, 2016
Paul Cass	31,952	February 23, 2014
	64,812	March 7, 2014
	31,952	February 22, 2015
	45,765	March 7, 2015
	45,765	March 6, 2016
Christopher J. Guzy	31,952	February 23, 2014
	64,812	March 7, 2014
	31,952	February 22, 2015
	45,765	March 7, 2015
	45,765	March 6, 2016
Karim Kassam	6,903	February 23, 2014
	12,295	March 7, 2014
	6,903	February 22, 2015
	12,295	March 7, 2015
	12,295	March 6, 2016

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PENSION PLAN BENEFITS

     None of the Named Executive Officers participate in a Corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

     Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard.

The annual salary paid to each of our Named Executive Officers under their employment agreements for 2013 was as follows: Mr. Sheridan received C$530,000, Mr. Guglielmin received C$310,000, Dr. Guzy received C$310,000, Mr. Cass received C$265,000 and Mr. Kassam received C$200,000.

     Pursuant to these employment agreements, we can terminate a Named Executive Officer’s employment immediately, without any required period of notice or payment in lieu thereof, for just cause, upon the death of the executive, or if the executive does not renew any required work permits. In every other circumstance for Mr. Sheridan, Mr. Guglielmin, Dr. Guzy and Mr. Cass, other than one following a change of control, we are required to provide notice of 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. In the same circumstances for Mr. Kassam we are required to provide notice of 6 months plus one month for every year of employment completed with us, to a maximum of 18 months, or payment in lieu of the salary and benefits.

     All of the employment contracts for the Named Executive Officers include a "double-trigger" in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within 2 years following the date of a change of control, the executive is entitled to a payment equivalent to payment in lieu of a 24 month notice period. For these purposes, a "change of control" under the employment agreements is defined as occurring when:

(a)	a person or persons acting in concert acquires at least one-half of Ballard’s shares;

(b)	the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the shareholders for election to the Board by a majority of the Directors;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or

(d)	Ballard is involved in any business combination that results in Ballard’s shareholders owning less than one-half of the voting shares of the combined entity.

     In addition, the CEO’s employment agreement includes an additional element in a Change of Control situation, whereby the 2nd trigger can be initiated should he no longer be included on the slate of directors in the annual Management Proxy Circular.

Equity-Based Compensation Plans

     The Option Plan provides that, if a participant ceases to be an employee of Ballard or its subsidiaries (other than by reason of death/disability or being retired), he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period). In the event of termination other than for just cause, the CEO has the discretion to extend the exercise period to up to one year after the optionee ceases to

35

work for Ballard and to accelerate the vesting of unvested options that would have otherwise vested during that period in the next year (in effect, enabling the continuance of the options during a notice period).

     All Ballard RSUs awarded under either the SDP or the Market Purchase RSU Plan expire on the last day on which the participant works for Ballard or any of its subsidiaries (other than by reason of death/disability or being retired).

     DSUs will be redeemed for Shares under the SDP by no later than December 31 of the first calendar year commencing after the holder’s employment with Ballard and its subsidiaries is terminated, except in the case of US holders, whose DSUs will be redeemed for Shares approximately 6 months after termination of employment.

     The Option Plan provides for the acceleration of vesting of options upon a change of control, which is defined as:

(a)	a person making a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Ballard’s shares and in respect of which the Board approves the acceleration of options;

(b)	any person or persons acting in concert acquiring at least two-thirds of the outstanding Shares;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;

(d)	Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or

(e)	any other transaction, a consequence of which is to privatize Ballard is approved by Ballard security holders or, if such approval is not required, is approved by Ballard.

If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

     Under the SDP and the Market Purchase RSU Plan, the occurrence of any of the accelerated vesting events described above triggers (subject to Board approval in the case of a take-over bid) the termination of the restriction period applicable to RSUs such that holders will become immediately entitled to receive Shares in respect of their RSUs (subject to satisfaction of any performance criteria or other conditions specified in the award).

     The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive if on December 31, 2013: their employment was terminated without just cause; a change of control occurred; or, their employment was terminated without just cause and that termination occurred following a change in control.

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	Triggering Event (as of December 31, 2013)
			Termination of Employment
Named Executive Officer	Termination of Employment (2)	Change of Control (3)	following Change of Control
	(CDN$)(1)	(CDN$)(1)	(CDN$)(1)
John W. Sheridan
Severance	$1,510,500	$0	$1,908,000
Other benefits	$73,313	$0	$117,606
Accelerated vesting	$0	$1,594,099	$0
Total	$1,583,813	$1,594,099	$2,025,606
Tony Guglielmin
Severance	$620,000	$0	$992,000
Other benefits	$54,640	$0	$112,424
Accelerated vesting	$0	$354,596	$0
Total	$674,640	$354,596	$1,104,424
Christopher J. Guzy
Severance	$826,667	$0	$992,000
Other benefits	$98,545	$0	$143,254
Accelerated vesting	$0	$377,573	$0
Total	$925,212	$377,573	$1,135,254
Paul Cass
Severance	$530,000	$0	$848,000
Other benefits	$98,146	$0	$182,034
Accelerated vesting	$0	$368,096	$0
Total	$628,146	$368,096	$1,030,034
Karim Kassam
Severance	$100,000	$0	$620,000
Other benefits	$18,600	$0	$37,200
Accelerated vesting	$0	$88,363	$0
Total	$118,600	$88,363	$657,200

(1)	All values are in Canadian dollars.

(2)	Based on accrued service to December 31, 2013.

(3)	All options and RSUs vest immediately upon a change of control. Value shown equals, in the case of RSUs, the price of the underlying Shares on December 31, 2013 multiplied by the number of RSUs. Value shown in the case of Options is the difference between the market price on December 31, 2013 and the exercise price for options, for those options where the market price on that date is greater than the exercise price.

DIRECTOR COMPENSATION

     Our CGCC (and the Corporate Governance Committee prior to July 1, 2013) has the responsibility for determining compensation for our Directors. The committee has determined that the principal method of compensating Directors should be through an annual retainer and meeting fees. Directors have not been issued any stock options in the last 5 years, and there is no current intention to do so in the future.

     The objective of the committee is to ensure that the annual retainer and meeting fees paid to Directors is commensurate with the high quality of candidates Ballard has enjoyed in the past and expects in the future. As a result, the committee seeks to provide compensation for directors at approximately the 50% mark for the comparator group of North American companies. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. In

37

2011, the committee retained Towers Watson to provide independent compensation analysis and advice related to director compensation. Based on Towers Watson’s report in December 2011, which utilized the same comparator group of companies as those used for the Executive Compensation benchmarking study, the compensation provided to directors is slightly lower than the 50% mark. In 2009, in support of the Corporation's cost reduction initiatives, on the recommendation of the Committee, the Board decided to reduce the retainer fees for both the Chair and other Board members. The Board Chair also voluntarily decided to forego meeting fees for Board meetings, effectively making his annual retainer an 'all-in' fee. Effective June 1, 2012, based on the Towers Watson report the Board raised its retainer fees to better approximate the median of the market comparators. At the same time, the use of DSUs as partial compensation for Board and committee retainers was reinstituted. This fee structure continued in 2013.

     We remunerate directors who are not executive officers for services to the Board, committee participation and special assignments. The following table describes the compensation of independent directors:

C$(1)
Annual Retainer (Non-Executive Chair of the Board)	$140,000
Annual Retainer (Director)	$65,000
Annual Retainer (Committee Chairs)	$10,000
Committee Meeting Attendance Fee (per meeting)	$1,500
Board Meeting Attendance Fee (per meeting)	$1,500

     At the discretion of the Chair, a meeting fee may be paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the Board or committees.

     Directors are also reimbursed for travel and other reasonable expenses incurred in connection with fulfilling their duties. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of U.S.$2,250 (or C$2,250 in the case of a non-United States resident), in recognition of the additional time required to travel to and from the meeting or meetings.

     In 2013, compensation was earned by the directors as follows(1):

Compensation
			Board and
		Committee	Committee	Total
	Board Retainer	Retainer	Attendance Fees	Compensation
Director	(CDN$)	(CDN$)	(CDN$)	(CDN$)
Ian A. Bourne	140,000	N/A	N/A	140,000
Douglas P. Hayhurst	65,000	0	21,000	86,000
Edwin J. Kilroy	65,000	10,000	24,000	99,000
Dr. C.S. Park	28,806	0	6,382	35,188
Carol M. Stephenson	65,000	10,000	19,500	94,500
David B. Sutcliffe	65,000	5,000	24,000	94,000
Ian Sutcliffe	37,917	0	15,000	52,917

(1)	All figures are in Canadian dollars. However, the compensation paid to Dr. Park was actually paid in United States dollars and converted into Canadian dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2013. The United States dollar amounts paid to Dr. Park in respect of Board Retainer, Committee Retainer, and Board and Committee Attendance Fees were US$27,083, US$0 and US$6,000, respectively.

38

     Historically, we have satisfied our Chair’s annual retainer by utilizing up to 1/3 cash and the remainder in equity-based compensation, and our Directors’ annual retainers by utilizing 100% in equity-based compensation. In 2003, we ceased the practice of annual grants of share options to our independent Directors.

     Commencing on June 1, 2012, the mix of cash and compensation was adjusted, such that the Chair now receives 50% cash and 50% DSUs for his annual retainer, with the other directors receiving Committee Chair fees 100% in DSUs and annual retainer fees in a cash/DSU mix (approx. 40%/60%, with the individual option to elect a greater portion of DSUs).

     Directors are entitled to participate in the deferred share unit section for directors (the "DSU Plan for Directors") in the SDP. Each DSU is convertible into one Share. The number of DSUs to be credited to a Director is determined quarterly by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. For the Directors, DSUs are credited to an account maintained for each eligible person by Ballard at the time specified by the Board (DSUs are granted in equal instalments over the course of a year, at the end of each quarter). However, a DSU is not redeemed until the Director leaves the Board, and its value on redemption will be based on the value of our Shares at that time. The SDP or any successor plans will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for Directors.

INCENTIVE PLAN AWARDS

     The following table sets forth all option-based and share-based awards granted to our non-executive directors that are outstanding as of December 31, 2013.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2013)

	Option-Based Awards
				Value of Unexercised
	Number of Securities			In-The-Money
	Underlying	Option Exercise Price(1)		Options(2)
Name	Unexercised Options	(CDN$)	Option Expiration Date	(CDN$)
Ian A. Bourne	0	–	–	–
Doug Hayhurst	0	–	–	–
Edwin J. Kilroy	0	–	–	–
Carol Stephenson	0	–	–	–
David B. Sutcliffe	0	–	–	–
Ian Sutcliffe	0	–	–	–

(1)	All figures are in Canadian dollars.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX as at December 31, 2013, and the exercise price of the option. Where the difference is a negative number the value is deemed to be 0.

     No incentive plan awards vested for, or were earned by, our Directors during the year ended December 31, 2013.

     Directors are not permitted to hedge the market value of the Corporation securities they hold.

39

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following table sets out, as of December 31, 2013, the number of securities we are authorized to issue under our equity-based compensation plans and the relevant exercise prices at which such securities may be issued.

Number of Securities Remaining
	Number of Securities to be	Weighted -Average Exercise	Available for Future Issuance
	Issued Upon Exercise of	Price of Outstanding	Under Equity Compensation
	Outstanding Options,	Options, Warrants and	Plans excluding securities
	Warrants and Rights (#)	Rights (CDN$)	reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity-based compensation plans approved by security holders	8,690,851(1)	2.17	2,322,539
Equity-based compensation plans not approved by security holders	Nil	N/A	N/A
Total	8,690,851	2.17	2,322,539

(1)	Shares issuable under the DSU Plan for Directors and the DSU Plan for Executive Officers (together, the "DSU Plans") will be satisfied with Shares reserved under the SDP or any successor plan.

     For a detailed description of our equity-based compensation plans, see Appendix "B" and "C" of this Management Proxy Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of our knowledge, no informed person, proposed director or person who has been a director or executive officer of the Corporation (or any associate of affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Management Proxy Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 11, 2014, our current or former directors, officers and employees have no outstanding indebtedness to the Corporation, its subsidiaries or to any other entity and which is guaranteed by the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately US$245,000 for 2013 and US$245,000 for 2012. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$30 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of US$0 to US$200,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

     Additional information relating to us is included in the following public filings, which are incorporated by reference (the "Incorporated Documents") into, and form an integral part of, this Management Proxy Circular:

  Annual Information Form dated February 26, 2014;

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  Audited Annual Financial Statements for the year ended December 31, 2013 together with the auditors’ report thereon; and

  Management's Discussion and Analysis for the year ended December 31, 2013.

     Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com or www.sec.gov, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

     Any shareholder who intends to present a proposal at our 2015 annual shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal:

  must be received by us no later than January 10, 2015; and

  must comply with the requirements of section 137 of the Canada Business Corporations Act.

     We are not obligated to include any shareholder proposal in our proxy materials for the 2015 annual shareholders’ meeting if the proposal is received after the January 10, 2015 deadline.

APPROVAL BY THE BOARD

     Our Board has approved the contents and the sending of this Management Proxy Circular to the shareholders of the Corporation.

BY ORDER OF THE BOARD

"Kerry Hillier"

Kerry Hillier
Corporate Secretary
Ballard Power Systems Inc.

Dated: April 11, 2014

41

DEFINED TERMS

     In this Management Proxy Circular:

"Ballard", "Corporation", "we", "us" and "our" refer to Ballard Power Systems Inc.

"Beneficial Shareholders" means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

"Board" means the board of directors of Ballard.

"C$" refers to Canadian currency.

"CBCA" means the Canadian Business Corporations Act.

"Equity-based Compensation Plans" means the Option Plan and the SDP.

"DSU" means deferred share unit.

"$" or "dollars" refer to United States currency unless specifically stated otherwise.

"Meeting" means the 2012 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

"NASDAQ" means the NASDAQ Global Market.

"Option Plan" means the Corporation’s consolidated share option plan, the principal terms of which are set out in Appendix "B".

"Record Date" means 5:00 p.m. Pacific Daylight Time on April 11, 2014.

"Registered Shareholders" means registered holders of our Shares on the Record Date.

"RSU" means restricted share unit.

"SDP" means the Corporation’s consolidated share distribution plan, the principal terms of which are set out in Appendix "C".

"SEC" means the U.S. Securities and Exchange Commission

"Shares" means common shares without par value in the capital of Ballard.

"TSX" means the Toronto Stock Exchange.

"US$" refers to United States currency.

42

APPENDIX "A"
BOARD MANDATE

PURPOSE

The board of directors (the "Board") is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions. In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a Board member.

COMPOSITION

A.	As stated in the Articles of the Corporation, the Board will be composed of no fewer than five and no more than fifteen directors.

B.	The Board will have a majority of independent directors.

C.	The Board will appoint its own Chair.

MEETINGS

D.	Meetings of the Board will be held as required, but at least four times a year.

E.	The Board will appoint its own Secretary, who need not be a director. The Secretary, in conjunction with the Chair of the Board, will draw up an agenda, which will be circulated in advance to the members of the Board along with the materials for the meeting. The Secretary will be responsible for taking and keeping the Board’s meeting minutes.

F.	As set out in the By-laws of the Corporation, meetings will be chaired by the Chair of the Board, or if the Chair is absent, by a member chosen by the Board from among themselves.

G.	If all directors consent, and proper notice has been given or waived, a director or directors may participate in a meeting of the Board by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by any such means is deemed to be present at that meeting.

H.	The Board will conduct an in-camera session excluding management at the end of each Board meeting.

I.	A majority of directors constitute a quorum.

J.	All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.

DUTIES AND RESPONSIBILITIES

K.	Selection of Management

The Board is responsible for appointing the Chief Executive Officer ("CEO"), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the Corporate Governance & Compensation Committee, the Board is also responsible for appointing all officers. The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

L.	Corporate Strategy

The Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the Board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors throughout the year the progress made against these goals.

In addition, the Board approves key transactions, which have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board before completion.

M.	Fiscal Management and Reporting

The Board monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with generally accepted accounting principles. The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities regulations. In the spring of each year, the Board reviews and approves the Annual Report, which is sent to shareholders of the Corporation and describes the achievements and performance of the Corporation for the preceding year.

N.	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

O.	Statutory Requirements

The Board is responsible for approving all matters, which require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the Board as they arise.

P.	Formal Board Evaluation

The Board, through a process led by the Corporate Governance& Compensation Committee, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Chair of the Board. The Corporate Governance & Compensation Committee reviews the results of such evaluation and together with the Chair of the Board, discusses potential ways to improve Board effectiveness. The Corporate Governance& Compensation Committee discusses the results of the evaluation and the recommended improvements with the full Board. The Board also sets annual effectiveness goals and tracks performance against those goals. In addition, each individual director’s performance is evaluated and reviewed regularly.

Q.	Risk Management

The Board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks. The Board is also responsible for the integrity of the Corporation’s internal controls and management information systems.

R.	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The Board is responsible for establishing a process for receiving shareholder feedback. This is achieved through a semi-annual presentation of an investor relations report, which contains a summary of the feedback and common enquiries received from shareholders, as well as a Board e-mail address, which has been set up for the public to submit messages to the Board.

APPENDIX "B"
DESCRIPTION OF OPTION PLAN

     All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan. Former Ballard employees who were transferred to AFCC Automotive Fuel Cell Cooperation Corp. ("AFCC") on January 31, 2008 (the "Transferred Employees") are also permitted to participate in the Option Plan for so long as they remain employees of AFCC. New Ballard options may not be granted to Transferred Employees under either the Option Plan or the prior option plans.

     As at April 11, 2014, the total number of Shares issued and reserved and authorized for issue under the Option Plan was 4,470,994 Shares, representing 3.5% of the issued and outstanding Shares as that date.

     The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

     The Option Plan limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

     In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than C$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

     Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

     The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX on the last trading day before the date the option is granted.

     Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

     If an "accelerated vesting event" occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Shares; (b) any person or persons acting in concert acquire at least two-thirds of Shares; (c) there is a disposition of all or substantially all of Ballard’s assets; (d) Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

     The Option Plan also contains a "double trigger" in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

     Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)	the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and

(b)	if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:

	(i)	because of his or her death, for one year after the optionee dies;

	(ii)	as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or

	(iii)	other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

     In the event that the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iv) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

     In the event that an optionee becomes "totally disabled" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

     Similarly, if an optionee becomes "retired" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

     If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

     The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)	amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the term, termination, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction in the exercise price of an option or the cancellation and reissuance of options;

	(iii)	an extension of the expiry date of an outstanding option;

	(iv)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(v)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of C$100,000;

(vi)	permitting options to be transferable or assignable other than for normal course estate settlement purposes; or

(vii)	a change to the amendment provisions of the plan;

(c)	the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;

(d)	any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re-gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non-employee director participation;

(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

     Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

APPENDIX"C"
DESCRIPTION OF SDP

     The SDP is a single plan divided into the following three principal sections:

1.	A deferred share unit section for senior executives (the "DSU Plan for Executive Officers"). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in Shares.

2.	A deferred share unit section for directors (the "DSU Plan for Directors"). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (0% to 100%) of his or her annual retainer that he or she wishes to receive in DSUs.

     Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal instalments over the course of a year, at the end of each quarter).

     On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

     A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in Shares or cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

3.	A restricted share unit section (the "RSU Plan"). All employees (excluding non-executive directors) are eligible to participate in the RSU Plan.

     The vesting of RSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Board and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each RSU is convertible into one Share, which will be issued under the SDP.

     A "double trigger" is included in the event of a take-over. Accordingly, in the event of a take-over the accelerated vesting of an RSU (technically, the shortening of the restriction period) will only occur if the Board so determines. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate in the circumstances, including the date on which the restriction period ends or otherwise modifying the terms of RSUs to assist the holder to tender into the take-over bid.

     In addition, the Board has the discretion to deem performance criteria or other conditions to have been met on the occurrence of an accelerated vesting event.

     If any performance criteria or other conditions specified in an award of RSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the RSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those RSUs.

     All RSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries (or, in the case of a Transferred Employee, AFCC or its subsidiaries) except that,

(a)	in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into Shares; and

(b)	if the participant is retired, the vesting of RSUs will continue on the same terms as they would have had the participant continued to be an officer or employee of Ballard.

     RSUs cannot be assigned other than by will or the laws of descent and distribution.

     Under the SDP, the Board can elect to satisfy the conversion of RSUs through Ballard Shares purchased on the open market.

     As of April 11, 2014, the total number of Shares issued and reserved and authorized for issue under the SDP was 1,549,116 Shares, representing 1.2% of the issued and outstanding Shares as of April 11, 2014.

     The SDP limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

     Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than C$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

     The SDP does not limit the number of DSUs that can be issued to executive officers.

     The SDP does not limit the number of RSUs that can be issued to any one participant.

     Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

     The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any RSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)	amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or RSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or RSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;

	(iii)	a reduction to the fair market value used to calculate the number of DSUs to be awarded;

	(iv)	an extension of time for redemption of a DSU or an extension beyond the original restriction period of a RSU;

	(v)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

	(vi)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of C$100,000;

	(vii)	permitting DSUs or RSUs to be transferable or assignable other than for normal course estate settlement purposes; or

	(viii)	a change to the amendment provisions of the plan;

(c)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:

	(i)	participate as holders of RSUs at the discretion of the Board;

	(ii)	re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or

	(iii)	increase limits previously imposed on non-employee director participation;

(d)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(e)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, notice to redeem DSUs or RSU agreement.

FINANCIAL INFORMATION

Management’s Discussion and Analysis

Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at February 25, 2014 and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2013. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale, service and license of fuel cell products for a variety of applications, focusing on our “commercial stage” markets of Telecom Backup Power and Material Handling and on our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary esenciaTM technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is a three-pronged approach to build shareholder value through product sales, engineering services, and licensing. In product sales, our focus is to leverage our product leadership and early mover positioning in the Telecom Backup Power and Material Handling markets. Through engineering services, our strategy is to leverage our technical capabilities and intellectual property, working with lead customers in profitable contract programs which could result in additional product sales opportunities. Our approach to licensing is to monetize our extensive intellectual property portfolio and fundamental knowledge in ways that establish new customer relationships as well as opportunities in new markets. To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on bolstering our cash reserves in addition to continued efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue generating engineering service projects.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. We also use a contract manufacturing facility in Tijuana, Mexico, have research and development facilities in Oregon and Maryland, U.S.A., and have a sales, manufacturing, and research and development facility in Hobro, Denmark.

RECENT DEVELOPMENTS

On February 25, 2014, Ballard’s President and Chief Executive Officer, John Sheridan, informed the Board of Directors of his intention to retire by the end of 2014. Ballard’s Board of Directors has established a search committee and expects to have the new Chief Executive Officer in place and the transition process completed by the fourth quarter of 2014.

On November 27, 2013, all of the convertible debt issued by our subsidiary Dantherm Power to Ballard and the non-controlling interests in Dantherm Power was exercised and converted into shares of Dantherm Power. The conversion did not impact the respective ownership of Dantherm Power with Ballard retaining a 52% ownership interest as compared to a 38% interest held by Dantherm A/S and a 10% interest held by Azure Hydrogen Energy Science and Technology Corporation (“Azure”). On conversion, the convertible debt held by the non-controlling interests, Dantherm A/S and Azure, totaling $3.5 million was reclassified on Ballard’s statement of financial position from debt to equity.

On October 9, 2013, we closed an underwritten offering (“October Offering”) of 10.35 million units at a price of $1.40 per unit for gross October Offering proceeds of $14.5 million. Each unit in the October Offering was comprised of one common share and 0.25 of a warrant to purchase one common share. Each whole warrant is exercisable immediately upon issuance, having a five-year term and an exercise price of $2.00 per share. Net proceeds from the October Offering were approximately U.S. $13.1 million, after deducting underwriting discounts, commissions and other offering expenses.

On September 26, 2013 (and further to the non-binding Memorandum of Understanding announced on May 28, 2013), we completed multi-year definitive agreements (“Azure Bus Licensing Agreement”) with Azure to support Azure’s zero emission fuel cell bus program for the China market. Azure plans to partner with Chinese bus manufacturers in a phased development program for deployment of zero emission fuel cell buses in China, using Ballard’s world leading fuel cell technology. For the first phase of the program, Ballard has agreed to provide a license, associated equipment and engineering services to enable assembly of Ballard’s FCvelocity®-HD7 bus power modules by Azure in China. Once this assembly capability is established, Azure will assemble modules with fuel cell stacks to be supplied exclusively by Ballard. The expected value of the contract to Ballard over the initial 12-months of the first phase will be approximately $11 million, related to the license for module assembly together with associated equipment and engineering services. If Azure’s China bus program progresses as planned, the contract will generate value beyond the $11 million license revenue, commensurate with the volume of fuel cell stacks to be ordered. Azure plans to secure funding from Chinese sources, including both private investors and governments, to enable the development of fuel cell bus fleets in China for initial public transit service by 2015. Amounts earned from the Azure Bus Licensing Agreement (approximately $4 million in the fourth quarter of 2013 and $7 million in 2014) are recorded as either Bus or Engineering Services revenues depending on the nature of the work performed.

On March 31, 2013, our subsidiary Dantherm Power completed an agreement whereby Azure acquired a 10% ownership position in Dantherm Power for proceeds of $2.0 million to Dantherm Power. The $2.0 million investment consisted of the issuance of Dantherm Power share capital of $1.4 million and Dantherm Power convertible debentures of $0.6 million (which was subsequently converted to Dantherm Power share capital in November 2013). Following the transaction in March 2013, Ballard’s ownership position in Dantherm Power was reduced from 57% to 52% while still retaining control over Dantherm Power.

On March 28, 2013, we completed an agreement with Anglo American Platinum Limited (“Anglo”) under which Anglo invested $4.0 million in Ballard through its PGM Development Fund. The investment was in the form of a $4.0 million, 5-year, non-interest bearing convertible promissory note (“Note”) issued by Ballard. The Note may be repaid in the form of Ballard common shares with Anglo having the option of repayment in common shares on or before the loan maturity date of April 1, 2018. Any Ballard common shares issued on conversion or repayment would be at a fixed price of $0.84 per share (or 4.76 million Ballard common shares on conversion or repayment of the entire $4.0 million Note). This issue price was set at a 20% discount to the market price of the Ballard common shares on the closing date of the transaction. The entire $4.0 million Note has been classified as an equity instrument and is recorded in Contributed Surplus.

On March 26, 2013, we closed on an underwritten offering (“March Offering”) of 7.275 million units at a price of $1.10 per unit for gross March Offering proceeds of $8.0 million. Each unit in the March Offering was comprised of one common share and one warrant to purchase one common share. Each warrant is exercisable immediately upon issuance, having a five-year term and an exercise price of $1.50 per share. Net proceeds from the March Offering were approximately $6.8 million, after deducting underwriting discounts, commissions and other offering expenses, legal and accounting fees, and previously incurred costs related to the 2012 base shelf prospectus under which the units were issued.

On March 6, 2013, we completed an agreement with Volkswagen Group (“Volkswagen”) for an engineering services contract to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is 4 years commencing in March 2013, with an option for a 2 year extension. The expected contract value is in the range of approximately $60 - $100 million Canadian. Amounts earned from this agreement (approximately $3 million in the fourth quarter of 2013 and $13 million in 2013) are recorded primarily as Engineering Services revenues.

On January 31, 2013, we completed an agreement to sell substantially all of the assets in our Lowell, Massachusetts based Material Products division for gross cash proceeds of $10.5 million (on the delivery of net working capital of $3.7 million) and additional potential proceeds of up to $1.5 million. The additional potential proceeds of up to $1.5 million are payable in 2014 and 2015 through a product credit for fuel cell gas diffusion layers (“GDLs”) if the former Material Products division attains certain financial results in 2013. As the additional potential proceeds are currently unknown and contingent in nature, they are not recorded in our financial statements until actually realized. Excluding any potential contingent gain from the additional proceeds, net proceeds from the sale were approximately $9.1 million after deducting for working capital adjustments, broker commissions and expenses, and legal and other expenses. The Material Products segment was classified as a discontinued operation in our 2012 and 2013 year end consolidated financial statements.

On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian. Under the terms of the Utilities Development Program (Phase 2) with TPC, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of $38.3 million Canadian. On settlement with TPC on January 15, 2013, we recorded a charge of ($1.2) million to Finance income (loss) representing the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. The $1.9 million settlement was paid in four equal quarterly installments of $0.48 million starting on January 31, 2013.

On August 1, 2012, we completed an agreement to acquire key assets and product lines from IdaTech LLC (“Idatech”), a former customer of Ballard. In exchange for $7.5 million of Ballard common shares issued from treasury (7.1 million Ballard shares valued at $1.05 per share based on our share price as of the acquisition date), we acquired Idatech’s key assets including fuel cell systems inventory, prepaid rights to inventory, product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a contract manufacturing facility in Tijuana, Mexico, and certain property, plant and equipment. Acquired fuel cell systems inventory, prepaid rights to inventory, product lines and intellectual property consist of both direct hydrogen units as well as methanol fuelled units and are designed for deployment as emergency backup power in the networks of wireless telecom service providers. The methanol systems incorporate a fuel reformer to extract hydrogen to be used as feedstock for the fuel cells from a mixture of methanol and water. In January 2013, Ballard exercised its right to assume control of Idatech’s contract manufacturing facility in Tijuana, Mexico.

In July 2012, we completed a 7% workforce reduction and an overall curtailment of discretionary spending designed to have a minimal impact on key product development initiatives and our manufacturing capabilities. Total restructuring and related costs of $1.6 million has been recorded in general and administration expense in our third quarter of 2012 financial results.

In June 2011, we obtained a $7.0 million Canadian (revised to $7.3 million Canadian in December 2012) award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 (extended to December 2014) for extending the operating life and lower the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian (revised to $6.9 million Canadian in June 2012) award agreement from SDTC announced in 2010 for the period from 2010 to 2012 (extended to November 2013) for helping to develop the FCvelocity®-HD7, Ballard’s next-generation of fuel cell power module designed specifically for integration into bus applications and reflecting improved durability and reliability as well as a significant reduction in cost. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

OPERATING SEGMENTS

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale, service and license of fuel cell products for our “commercial stage” markets of Telecom Backup Power and Material Handling and for our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 and 2012 consolidated financial statements. As such, the operating results of the former Material Products segment for January 2013 and for 2012 have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Materials Product segment sold carbon fiber products primarily for automotive transmissions, and GDL’s for fuel cells.

SELECTED ANNUAL FINANCIAL INFORMATION

Results of Operations	Year ended,
	2013	2012	2011
(Expressed in thousands of U.S. dollars, except per share
amounts and gross margin %)
From continuing operations
Revenues	$61,251	$43,690	$55,773
Gross margin	$16,759	$7,369	$7,279
Gross margin %	27%	17%	13%
Cash Operating Costs (1)	$28,306	$30,301	$36,969
Adjusted EBITDA (1)	$(8,188)	$(22,076)	$(27,913)
Normalized Net Loss (1)	$(18,278)	$(31,750)	$(35,448)
Normalized Net Loss per share	$(0.18)	$(0.36)	$(0.42)
Net loss from continuing operations attributable to Ballard	$(19,988)	$(42,320)	$(37,175)
Net loss per share attributable to Ballard, basic and diluted	$(0.20)	$(0.48)	$(0.44)
From discontinued operations
Net earnings (loss) from discontinued operations	$24	$(65)	$3,755
Net earnings (loss) per share from discontinued operations	$-	$-	$0.04
Financial Position	At December 31,
	2013	2012	2011
(expressed in thousands of U.S. dollars)
Assets from continuing operations	$120,214	$116,749	$165,290
Assets from discontinued operations	$-	$10,798	$-
Total assets	$120,214	$127,547	$165,290
Cash and cash equivalents	$30,301	$9,770	$20,316
Short-term investments	$-	$12,068	$25,878
Bank operating line	$-	$(9,358)	$(4,587)
Net cash reserves	$30,301	$12,480	$41,607
[1]	Cash Operating Costs, Adjusted EBITDA, Normalized Net Loss and Normalized Net Loss per share are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

2013 Performance compared to 2013 Business Outlook

During 2013, we achieved both of our guidance targets:

  Revenues in 2013 of $61.3 million were 40% higher than revenues in 2012, exceeding our 2013 outlook of revenue growth in excess of 30% over 2012 (or at least $56.8 million from $43.7 million in 2012); and

  Adjusted EBITDA in 2013 of ($8.2) million improved 63% over 2012, exceeding our 2013 outlook of Adjusted EBITDA improvement in excess of 50% from 2012 (or lower than ($11.1) million from ($22.1) million in 2012).

RESULTS OF OPERATIONS (from continuing operations) – Fourth Quarter of 2013
Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended December 31,

Fuel Cell Products and	2013	2012	$ Change	% Change
Services
Telecom Backup Power	$5,904	$5,793	$111	2%
Material Handling	1,968	1,491	477	32%
Engineering Services	6,215	7,070	(855)	(12%	)
Development Stage	3,229	2,122	1,107	52%
Revenues	17,316	16,476	840	5%
Cost of goods sold	11,422	12,789	(1,367)	(11%	)
Gross Margin	$5,894	$3,687	$2,207	60%
Gross Margin %	34%	22%	n/a	12 pts

Fuel Cell Products and Services Revenues of $17.3 million for the fourth quarter of 2013 increased 5%, or $0.8 million, compared to the fourth quarter of 2012. The 5% increase was driven by higher Development Stage, Material Handling, and Telecom Backup Power revenues, partially offset by a decline in Engineering Services revenues.

Development stage revenues of $3.2 million increased $1.1 million, or 52%, due to significantly higher Bus revenues as a result of the Azure Bus Licensing Agreement which more than offset lower shipments in the fourth quarter of 2013 of heavy-duty fuel cell bus modules primarily to Van Hool NV. Material Handling revenues of $2.0 million increased $0.5 million, or 32%, as a result of significantly higher shipments in support of Plug Power Inc.’s GenDrive™ systems. Telecom Backup Power revenues of $5.9 million increased $0.1 million, or 2%, as increased shipments of hydrogen-based backup power stacks and increased shipments of methanol-based backup power systems more than offset the impact of a significant decline in shipments of hydrogen-based backup power systems (total methanol-based and hydrogen-based system shipments were 177 in the fourth quarter of 2013 as compared to 204 systems in the fourth quarter of 2012). Engineering Services revenues of $6.2 million declined ($0.9) million, or (12%), as services performed in the fourth quarter of 2013 on the Volkswagen and Azure agreements and other contracts were lower than amounts performed in the fourth quarter of 2012 on the Anglo American Platinum Limited project and certain other automotive contracts.

Fuel Cell Products and Services gross margins increased to $5.9 million, or 34% of revenues, for the fourth quarter of 2013, compared to $3.7 million, or 22% of revenues, for the fourth quarter of 2012. The overall increase and improvement in gross margin was driven by the 5% increase in overall revenues, the significant increase in higher margin Bus revenues which benefited from the Azure Bus Licensing Agreement, and by our ongoing product cost reduction efforts across all of our platforms. Gross margins in the fourth quarter of 2013 also benefited from a net downward adjustment to cost of product and service revenues of $0.5 million as a result of a reduction in accrued warranty obligations of $1.0 million, net of inventory obsolescence charges of ($0.5) million, both related primarily to contractual service expirations in the Bus market.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Research and Product
Development (operating cost)	$2,327	$3,705	$(1,378)	(37%	)
General and Administrative
(operating cost)	2,223	1,736	487	28%
Sales and Marketing (operating
cost)	1,912	1,892	20	1%
Cash Operating Costs	$6,462	$7,333	$(871)	(12%	)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the fourth quarter of 2013 were $6.5 million, a decline of ($0.9) million, or (12%), compared to the fourth quarter of 2012. The 12% reduction in the fourth quarter of 2013 was driven primarily by a decline in research and product development costs as a result of the redirection of engineering resources to revenue generating engineering service projects, which more than offset an increased investment in sales and marketing capacity primarily in the Telecom Backup Power market largely related to the increase in sales personnel associated with the acquisition of the Idatech assets in August 2012. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold. After adjusting for an increase in allowance for doubtful accounts of $0.3 million recorded in the fourth quarter of 2013, general and administrative costs were effectively flat quarter over quarter.

As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 6% lower for the fourth quarter of 2013 as compared to the fourth quarter of 2012, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.4 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Adjusted EBITDA	$171	$(3,222)	$3,393	105%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the fourth quarter of 2013 was $0.2 million, an improvement of $3.4 million, or 105%, compared to the fourth quarter of 2012. The $3.4 million reduction in Adjusted EBITDA loss in the fourth quarter of 2013 was driven by gross margin improvements of $2.2 million as a result of the 5% increase in total revenues and the overall improvement as a percentage of revenue from 22% to 34%, combined with a reduction in Cash Operating Costs of $0.9 million.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Net loss attributable to Ballard from continuing operations	$(2,274)	$(17,059)	$14,785	87%

Net loss attributable to Ballard from continuing operations for the fourth quarter of 2013 was ($2.3) million, or ($0.02) per share, compared to a net loss of ($17.1) million, or ($0.19) per share, in the fourth quarter of 2012. The $14.8 million reduction in net loss for the fourth quarter of 2013 was driven by the improvement in Adjusted EBITDA of $3.4 million, and by a Fuel Cell Products and Services goodwill impairment charge of ($10.0) million and an impairment charge of ($0.6) million related to a write-down of manufacturing equipment both recorded in the fourth quarter of 2012.

Excluding the impact of these impairment charges of ($10.6) million in the fourth quarter of 2012, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the fourth quarter of 2013 improved by $4.4 million, or $0.05 per share, compared to the fourth quarter of 2012.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the fourth quarters of 2013 and 2012, we held a 52% equity interest in Dantherm Power. Net loss attributed to the non-controlling 38% equity interest held by Dantherm Power A/S and the non-controlling 10% equity interest held by Azure for the fourth quarter of 2013 was ($0.2) million, as compared to a net loss attributed to non-controlling interests of ($0.5) million for the fourth quarter of 2012.

Net loss attributable to Ballard from continuing operations also excludes the net loss from discontinued operations of ($1.3) million for the fourth quarter of 2012. As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 consolidated financial statements. Net loss from discontinued operations in the fourth quarter of 2012 was negatively impacted by a goodwill impairment charge of ($1.8) million and a write-down of property, plant and equipment of ($0.5) million.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Cash (used in) provided by operating activities	$(872)	$(535)	$(337)	(63%	)

Cash used in operating activities in the fourth quarter of 2013 was ($0.9) million, consisting of cash operating losses of ($0.3) million and net working capital outflows of ($0.5) million. Cash used in operating activities in the fourth quarter of 2012 was ($0.5) million, consisting of cash operating losses of ($2.4) million and net working capital inflows of $1.9 million. The ($0.3) million increase in cash used by operating activities in the fourth quarter of 2013, as compared to the fourth quarter of 2012, was driven by higher relative working capital requirements of ($2.4) million which more than offset the relative improvement in cash operating losses of $2.1 million. The $2.1 million improvement in cash operating losses was due primarily to the $3.4 million improvement in Adjusted EBITDA, partially offset by fourth quarter of 2012 cash operating income from discontinued

operations of ($1.2) million.

The total change in working capital of ($0.5) million in the fourth quarter of 2013 was due primarily to lower accounts payable and accrued liabilities of ($6.9) million as a result of increased supplier payments made for higher inventory purchases in the first three quarters of 2013, partially offset by lower accounts receivable of $4.8 million due to significant customer collections in the quarter, and by lower inventory levels of $1.5 million. This compares to a total change in working capital of $1.9 million in the fourth quarter of 2012 which was driven by lower inventory of $5.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter of 2012, combined with higher deferred revenue and cost recovery of $0.9 million. These fourth quarter of 2012 working capital inflows were partially offset by higher accounts receivable of ($2.5) million due primarily to the timing of shipment versus collection of our fuel cell product and service revenues, and by lower accounts payable and accrued liabilities of ($2.6) million due to increased supplier payments made for higher inventory purchases in the first three quarters of 2012.

RESULTS OF OPERATIONS (from continuing operations) – Year ended December 31, 2013

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Fuel Cell Products and Services	2013	2012	$ Change	% Change
Telecom Backup Power	$20,464	$11,764	$8,700	74%
Material Handling	6,456	6,161	295	5%
Engineering Services	21,132	16,987	4,145	24%
Development Stage	13,199	8,778	4,421	50%
Revenues	61,251	43,690	17,561	40%
Cost of goods sold	44,492	36,321	8,171	22%
Gross Margin	$16,759	$7,369	$9,390	127%
Gross Margin %	27%	17%	n/a	10 pts

Fuel Cell Products and Services Revenues of $61.3 million for 2013 increased 40%, or $17.6 million, compared to 2012. The 40% increase was driven by significantly higher Telecom Backup Power, Development Stage and Engineering Services revenues combined with a slight increase in Material Handling revenues.

Telecom Backup Power revenues of $20.5 million increased $8.7 million, or 74%, as a result of higher shipments (796 systems in 2013 as compared to 399 systems in 2012) of methanol-based and hydrogen-based backup power systems enabled primarily by our August 2012 acquisition of Idatech’s key assets, combined with a modest increase in shipments of hydrogen-based backup power stacks. Engineering Services revenues of $21.1 million increased $4.1 million, or 24%, as services performed in 2013 on the new Volkswagen and Azure agreements and other contracts were significantly higher than amounts performed in 2012 on the Anglo American Platinum Limited project and certain other automotive contracts. Development stage revenues of $13.2 million increased $4.4 million, or 50%, due to significantly higher Bus revenues as a result of the Azure Bus Licensing Agreement and consistent shipments of heavy-duty fuel cell bus modules primarily to Van Hool NV, Azure, Sunline Transit Agency and CTTransit. This increase in Bus revenues in 2013 more than offset a decline in Distributed Generation revenues due primarily to the completion of the Toyota distributed power CLEARgen™ fuel cell system project in 2012. Material Handling revenues of $6.5 million increased $0.3 million, or 5%, as a result of slightly higher shipments in support of Plug Power Inc.’s GenDrive™ systems.

Fuel Cell Products and Services gross margins increased to $16.8 million, or 27% of revenues for 2013, compared to $7.4 million, or 17% of revenues for 2012. The overall increase and improvement in gross margin was driven by the 40% increase in overall revenues, the significant increase in higher margin Engineering Services and higher margin Bus revenues which benefited from the Azure Bus Licensing Agreement, combined with our ongoing product cost reduction efforts across all of our platforms. Gross margins in 2013 also benefited from a net downward adjustment to cost of product and service revenues of $0.7 million as a result of a reduction in accrued warranty obligations of $1.5 million, net of inventory obsolescence charges of ($0.8) million, both related primarily to contractual service expirations in the Bus market.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Research and Product
Development (operating cost)	$12,592	$15,719	$(3,127)	(20%	)
General and Administrative
(operating cost)	8,485	8,106	379	5%
Sales and Marketing (operating
cost)	7,229	6,476	753	12%
Cash Operating Costs	$28,306	$30,301	$(1,995)	(7%	)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for 2013 were $28.3 million, a decline of ($2.0) million, or (7%), compared to 2012. The 7% reduction in 2013 was driven primarily by lower research and product development costs as a result of the redirection of engineering resources to revenue generating engineering service projects combined with lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold. These improvements more than offset the increased investment in sales and marketing capacity primarily in the Telecom Backup Power market largely related to the increase in sales personnel associated with the acquisition of the Idatech assets in August 2012.

As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 3% lower for 2013 as compared 2012, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.7 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Adjusted EBITDA	$(8,188)	$(22,076)	$13,888	63%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for 2013 was ($8.2) million, an improvement of $13.9 million, or 63%, compared to 2012. The $13.9 million reduction in Adjusted EBITDA loss in 2013 was driven by gross margin improvements of $9.4 million as a result of the 40% increase in total revenues and the overall improvement as a percentage of revenue from 17% to 27%, combined with the reduction in Cash Operating Costs of $2.0 million. Adjusted EBITDA in 2012 was also negatively impacted by restructuring charges of ($1.9) million related to a 7% workforce adjustment initiated in July 2012 and a minor restructuring focused on manufacturing overhead cost reduction initiated in April 2012.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Net loss attributable to Ballard from continuing operations	$(19,988)	$(42,320)	$22,332	53%

Net loss attributable to Ballard from continuing operations for 2013 was ($20.0) million, or ($0.20) per share, compared to a net loss of ($42.3) million, or ($0.48) per share, in 2012. The $22.3 million reduction in net loss in 2013 was driven by the improvement in Adjusted EBITDA of $13.8 million, partially offset by higher stock-based compensation of ($1.2) million as a result of a downward adjustment to accrued stock-based compensation in 2012, and by a ($1.2) million charge to Finance income (loss) as a result of the settlement of the TPC obligation. On settlement with TPC on January 15, 2013, we recorded a charge of ($1.2) million to Finance income (loss) representing the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. Net loss in 2013 was also negatively impacted by impairment charges of ($0.5) million as we wrote-down our non-core investment in Chrysalix Energy Limited Partnership from $0.7 million to its estimated net realizable value of $0.2 million. Net loss in 2012 was also negatively impacted by a Fuel Cells Products and Services goodwill impairment charge of ($10.0) million and an impairment charge of ($0.6) million related to a write-down of manufacturing equipment.

Excluding the impact of the TPC settlement charge of ($1.2) million and the Chrysalix impairment charge of ($0.5) million in 2013, and the impairment charges of ($10.6) million in 2012, Normalized Net Loss (see Supplemental Non-GAAP Measures) in 2013 improved $13.5 million, or $0.18 per share, as compared to 2012.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the first quarter of 2013, we held a 57% equity interest in Dantherm Power as compared to a 52% equity interest held in the last three quarters of 2013 and throughout 2012. As a result of the Azure investment in Dantherm Power on March 31, 2013, we now hold a 52% equity interest in Dantherm Power as compared to the non-controlling 38% equity interest held by Dantherm Power A/S and the non-controlling 10% equity interest held by Azure. Net loss attributed to non-controlling interests for 2013 was ($1.7) million, as compared to ($1.3)

million for 2012. The increased loss at Dantherm Power in 2013 is primarily a result of a decline in higher margin engineering services revenues in 2013.

Net loss attributable to Ballard from continuing operations also excludes the net loss from discontinued operations of ($0.1) million for 2012. As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 consolidated financial statements. Net loss from discontinued operations in 2012 includes a goodwill impairment charge of ($1.8) million and a write-down of property, plant and equipment of ($0.5) million.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Cash (used in) provided by operating activities	$(17,416)	$(28,146)	$10,730	38%

Cash used by operating activities in 2013 was ($17.4) million, consisting of cash operating losses of ($12.1) million and net working capital outflows of ($5.3) million. Cash used in operating activities in 2012 was ($28.1) million, consisting of cash operating losses of ($22.2) million and net working capital outflows of ($5.9) million. The $10.7 million reduction in cash used by operating activities in 2013, as compared to 2012, was driven by the relative improvement in cash operating losses of $10.1 million combined with the reduction in working capital requirements of $0.6 million. The $10.1 million improvement in cash operating losses was due primarily to the $13.8 million improvement in Adjusted EBITDA, partially offset by 2012 cash operating income from discontinued operations of ($3.2) million.

The total change in working capital of ($5.3) million in 2013 was driven by lower accounts payable and accrued liabilities of ($4.9) million as a result of increased supplier payments made for higher inventory purchases in the fourth quarter of 2012 and in 2013, and by higher inventory of ($2.8) million due to the build of inventory to support expected higher product shipments in 2014. These 2013 working capital outflows were partially offset by lower accounts receivable of $1.3 million primarily as a result of the timing of Bus and Telecom Backup Power revenues and the related customer collections, and by higher deferred revenue of $2.5 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work. This compares to a total change in working capital of ($5.9) million in 2012 which was driven primarily by lower accounts payable and accrued liabilities of ($10.5) million due to increased supplier payments made for higher inventory purchases in the fourth quarter of 2011 and in the first three quarters of 2012 combined with the payment of accrued 2011 annual employee bonuses, partially offset by lower inventory of $4.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter of 2012.

RESULTS OF DISCONTINUED OPERATIONS – 2013 and 2012

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Revenues	$-	$4,783	$(4,783)	(100%	)
Cost of goods sold	-	3,265	(3,265)	(100%	)
Gross margin	-	1,518	(1,518)	(100%	)
Operating expenses	-	(495)	495	100%
Impairment (charge)	-	(500)	500	100%
recovery on property,
plant and equipment
Impairment (charge) on	-	(1,815)	1,815	100%
goodwill
Income taxes	-	(7)	7	100%
Net earnings (loss)	$-	$(1,299)	$1,299	100%
from discontinued
operations
Net earnings (loss)	$-	$1,016	$(1,016)	(100%	)
from discontinued
operations excluding
impairment charges

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Revenues	$867	$15,540	$(14,673)	(94%	)
Cost of goods sold	627	11,159	(10,532)	(94%	)
Gross margin	240	4,381	(4,141)	(95%	)
Operating expenses	(252)	(2,053)	1,801	88%
Impairment (charge)	45	(500)	545	109%
recovery on property,
plant and equipment
Impairment (charge) on	-	(1,815)	1,815	100%
goodwill
Income taxes	(9)	(78)	69	88%
Net earnings (loss)	$24	$(65)	$89	137%
from discontinued
operations
Net earnings (loss)	$(21)	$2,250	$(2,271)	(101%	)
from discontinued
operations excluding
impairment charges

As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 and 2012 consolidated financial statements. As such, the operating results of the former Material Products segment for the month of January 2013 and for 2012 have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Materials Product segment sold carbon fiber products primarily for automotive transmissions, and GDL’s for fuel cells.

Impairment charges in 2012 were determined based on a fair value less costs to sell assessment which compared the segment’s carrying value at December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013. As a result of this assessment, we recorded charges against income from discontinued operations in the fourth quarter of 2012 of ($1.8) million related to a write-off of Material Products goodwill and ($0.5) million related to a write-down of property, plant and equipment.

OPERATING EXPENSES AND OTHER ITEMS FROM CONTINUING OPERATIONS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31 ,
Research and product development	2013	2012	$ Change	% Change
Research and product development expense	$3,589	$4,677	$(1088)	(23%	)
Less: Depreciation and amortization expense	$(967)	$(449)	$(518)	(115%	)
Less: Stock-based compensation expense	$(295)	$(523)	$228	44%
Research and product development (operating	$2,327	$3,705	$(1,378)	(37%	)
cost)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Research and product development	2013	2012	$ Change	% Change
Research and product development expense	$17,117	$19,273	$(2,156)	(11%	)
Less: Depreciation and amortization expense	$(3,286)	$(2,593)	$(693)	(27%	)
Less: Stock-based compensation expense	$(1,239)	$(961)	$(278)	(29%	)
Research and product development (operating	$12,592	$15,719	$(3,127)	(20%	)
cost)

Research and product development expenses for the three months ended December 31, 2013 were $3.6 million, a decrease of ($1.1) million, or (23%), compared to the corresponding period of 2012. Excluding depreciation and amortization expense of ($1.0) million and ($0.4) million, respectively, and excluding stock-based compensation expense of ($0.3) million and ($0.5) million, respectively, in each of the periods, research and product development costs were $2.3 million, a decline of ($1.4) million, or (37%), compared to the fourth quarter of 2012.

Research and product development expenses for the year ended December 31, 2013 were $17.1 million, a decrease of ($2.2) million, or (11%), compared to 2012. Excluding depreciation and amortization expense of ($3.3) million and ($2.6) million, respectively, and excluding stock-based compensation expense of ($1.2) million and ($1.0) million, respectively, in each of the periods, research and product development costs were $12.6 million, a decline of ($3.1) million, or (20%), compared to 2012.

The respective 37% and 20% reductions in the fourth quarter of 2013 and the year ended December 31, 2013 were primarily as a result of the redirection of engineering labour resources to revenue generating engineering service projects, by the receipt of government funding for certain of our research and product development efforts, by lower operating costs across the business due to our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, and by lower labour costs in 2013 as a result of a slightly lower Canadian dollar relative to the U.S. dollar and the resulting positive impact on our Canadian operating cost base. These cost reductions in 2013 more than offset the impact of a downward adjustment to accrued cash-based compensation expense recorded in 2012 as a result of under performing against our 2012 corporate performance targets. Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2013	2012	$ Change	% Change
General and administrative expense	$2,993	$3,236	$(243)	(8%	)
Less: Depreciation and amortization expense	$(42)	$(55)	$13	24%
Less: Restructuring charges	$(43)	$-	$(43)	(100%	)
Less: Acquisition and integration costs	$-	$(91)	$91	100%
Less: Financing charges	$-	$(564)	$564	100%
Less: Stock-based compensation expense	$(685)	$(790)	$105	13%
General and administrative (operating cost)	$2,223	$1,736	$487	28%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
General and administrative	2013	2012	$ Change	% Change
General and administrative expense	$11,413	$12,306	$(893)	(7%	)
Less: Depreciation and amortization expense	$(177)	$(235)	$58	25%
Less: Restructuring charges	$(568)	$(1,931)	$1,363	71%
Less: Acquisition and integration costs	$(78)	$(274)	$196	72%
Less: Financing charges	$-	$(564)	$564	100%
Less: Stock-based compensation expense	$(2,105)	$(1,196)	$(909)	(76%	)
General and administrative (operating cost)	$8,485	$8,106	$379	5%

General and administrative expenses for the three months ended December 31, 2013 were $3.0 million, a decrease of ($0.2) million, or (8%), compared to the corresponding period of 2012. Excluding relatively insignificant depreciation and amortization expense, restructuring charges and acquisition costs, and excluding stock-based compensation expense of ($0.7) million and ($0.8) million, respectively, in each of the periods, and financing charges of ($0.6) million in the fourth quarter of 2012 related to withdrawn financing efforts, general and administrative costs were $2.2 million, an increase of $0.5 million, or 28%, compared to the fourth quarter of 2012.

General and administrative expenses for the year ended December 31, 2013 were $11.4 million, a decrease of ($0.9) million, or (7%), compared to the corresponding period of 2012. Excluding relatively insignificant depreciation and amortization expense and acquisition and integration costs, and excluding restructuring charges of ($0.6) million and ($1.9) million, respectively, in each of the periods, stock-based compensation expense of ($2.1) million and ($1.2) million, respectively, in each of the periods, and financing charges of ($0.6) million in the fourth quarter of 2012 related to withdrawn financing efforts, general and administrative costs were $8.5 million, an increase of $0.4 million, or 5%, compared to 2012.

The respective 28% and 5% increases in the fourth quarter of 2013 and the year ended December 31, 2013 were primarily as a result of a downward adjustment to accrued cash-based compensation expense recorded in 2012 and higher one-time legal expenses (approximately $0.3 million) incurred in the first quarter of 2013 related to the Volkswagen contract and the TPC settlement. These cost pressures in 2013 more than offset the benefit of our continued cost reduction efforts across the business including a 7% workforce reduction initiated in July 2012 and lower labour costs in 2013 as a result of a slightly lower Canadian dollar relative to the U.S. dollar and the resulting positive impact on our Canadian operating cost base. General and administrative costs also include impairment losses on trade receivables of ($0.3) million and ($0.2) million, respectively, in 2013 and 2012.

The increase in stock-based compensation expense in 2013 was due primarily to a downward adjustment to accrued stock-based compensation in 2012 as certain outstanding restricted share units ultimately failed to meet the vesting criteria in 2012 and were eventually cancelled in 2012.

Restructuring charges of ($0.6) million in 2013 relate primarily to minor restructurings focused on overhead cost reduction. Restructuring charges of ($1.9) million in 2012 relate primarily to the 7% workforce reduction initiated in July 2012 and a minor restructuring focused on manufacturing overhead cost reduction initiated in April 2012. Acquisition and integration costs of ($0.3) million in 2012 relate to the Idatech acquisition.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2013	2012	$ Change	% Change
Sales and marketing expense	$1,934	$2,134	$(200)	(9%	)
Less: Stock-based compensation expense	$(22)	$(242)	$220	91%
Sales and marketing (operating cost)	$1,912	$1,892	$20	1%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Sales and marketing	2013	2012	$ Change	% Change
Sales and marketing expense	$7,661	$6,901	$759	11%
Less: Stock-based compensation expense	$(431)	$(425)	$(6)	(1%	)
Sales and marketing (operating cost)	$7,230	$6,476	$753	12%

Sales and marketing expenses for the three months ended December 31, 2013 were $1.9 million, a decrease of ($0.2) million, or (9%), compared to the corresponding period of 2012. Excluding stock-based compensation expense of nil and ($0.2) million in each of the periods, sales and marketing costs were $1.9 million, an increase of nil million, or 1%, compared to the fourth quarter of 2012.

Sales and marketing expenses for the year ended December 31, 2013 were $7.7 million, an increase of $0.8 million, or 11%, compared to the corresponding period of 2012. Excluding stock-based compensation expense of ($0.4) million in each of the periods, sales and marketing costs were $7.2 million, an increase of $0.8 million, or 12%, compared to 2012.

The respective 1% and 12% increases in the fourth quarter of 2013 and the year ended December 31, 2013 were primarily as a result of increased investment in sales and marketing capacity primarily in the Telecom Backup Power market largely related to the increase in sales personnel associated with the acquisition of the Idatech assets in August 2012.

Finance income (loss) and other for the three months and year ended December 31, 2013 was $0.5 million and $0.2 million, respectively, compared to ($0.1) million and ($0.2) million, respectively, for the corresponding periods of 2012. The following tables provide a breakdown of our finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Employee future benefit plan expense	$(92)	$(279)	$187	67%
Investment and other income	54	48	6	13%
Foreign exchange gain (loss)	584	148	436	294%
Finance income (loss) and other	$546	$(83)	$629	758%
(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Employee future benefit plan expense	$(282)	$(279)	$(3)	(1%	)
Settlement of TPC funding obligation	(1,197)	-	(1,197)	(100%	)
Investment and other income	141	238	(97)	(41%	)
Foreign exchange gain (loss)	1,553	(178)	1,731	972%
Finance income (loss) and other	$215	$(219)	$434	198%

Employee future benefit plan expense for the three months and year ended December 31, 2013 were ($0.1) million and ($0.3) million, respectively, compared to ($0.3) million for each of the corresponding periods of 2012. Employee future benefit plan expense primarily represents the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for our current and former United States employees.

Settlement expense related to the TPC funding obligation of ($1.2) million recorded in 2013 represents the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian.

Foreign exchange gains for the three months and year ended December 31, 2013 were $0.6 million and $1.6 million, respectively, compared to nominal amounts for the corresponding periods of 2012. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date. Foreign exchange gains in 2013 arose primarily as a result of the approximate 6% decline in the Canadian dollar, relative to the U.S. dollar, and its impact on our net Canadian dollar-denominated net liability position. Foreign exchange gains (losses) in 2012 were nominal as the Canadian dollar, relative to the U.S. dollar, was relatively stable over 2012.

Investment and other income for the three nine months and years ended December 31, 2013 and 2012 were nominal and were earned primarily on our cash, cash equivalents and short-term investments.

Finance expense for the three months and year ended December 31, 2013 was ($0.3) million and ($1.5) million, respectively, compared to ($0.5) million and ($1.7) million, respectively, for the corresponding periods of 2012. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Impairment loss on property, plant and equipment for the three months and year ended December 31, 2012 was ($0.6) million and relate to a write-down of manufacturing equipment never put into use.

Impairment loss on goodwill for the three months and year ended December 31, 2012 was ($10.0) million and consists of an impairment charge related to our Fuel Cell Products segment.

Impairment loss on investment for the three months and year ended December 31, 2013 was ($0.2) million and ($0.5) million, respectively, and consists of an impairment charge related to our non-core investment in Chrysalix Energy Limited Partnership which was written down from $0.7 million over the year to its estimated net realizable value of $0.2 million.

Net loss attributed to Dantherm Power non-controlling interests for the three months and year ended December 31, 2013 was ($0.2) million and ($1.7) million, respectively, compared to ($0.5) million and ($1.3) million, respectively, for the corresponding periods of 2012. Amounts primarily represent the non-controlling interest of Dantherm A/S and Azure in the losses of Dantherm Power as a result of their 43% total equity interest in the first quarter of 2013 and their 48% total equity interest in the last three quarters of 2013 and throughout 2012. The decline in performance at Dantherm Power in 2013 as compared to 2012 is primarily a result of a decline in higher margin engineering services revenues in 2013.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts	Quarter ended,
and weighted average shares outstanding which are expressed in thousands)
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2013	2013	2013	2013
Revenues from continuing operations	$17,316	$17,003	$14,597	$12,335
Net income (loss) attributable to Ballard from	$(2,274)	$(4,574)	$(5,203)	$(7,936)
continuing operations
Net income (loss) per share attributable to	$(0.02)	$(0.05)	$(0.05)	$(0.09)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	109,113	99,364	99,233	92,233

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2012	2012	2012	2012
Revenues	$16,476	$10,311	$6,824	$10,078
Net income (loss) attributable to Ballard	$(16,809)	$(9,185)	$(7,416)	$(8,660)
Net income (loss) per share attributable to	$(0.18)	$(0.10)	$(0.09)	$(0.10)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	91,801	89,269	84,621	84,566

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

  Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts including our contract with Volkswagen which commenced in the first quarter of 2013 and our Azure Bus Licensing Agreement which commenced in the third quarter of 2013. Revenues were also positively impacted in 2013 and in the third and fourth quarters of 2012 as a result of our acquisition of Idatech’s key assets and product lines as of August 1, 2012.

  Operating expenditures: Operating expenses were negatively impacted by restructuring charges of ($1.6) million in the third quarter of 2012 as a result of a 7% workforce reduction. Restructuring charges are recognized in general and administrative expense. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

  Finance income (loss): The net loss for the first quarter of 2013 was negatively impacted by a charge of ($1.2) million related to the settlement of a TPC funding obligation.

  Impairment loss on property, plant and equipment: The net loss for the fourth quarter of 2012 was negatively impacted by an impairment charge of ($0.6) million related to the write-down of manufacturing equipment never put into use.

  Impairment loss on investment: The net loss for the second quarter of 2013 was negatively impacted by an impairment charge of ($0.4) million related to a write-down of our non-core investment in Chrysalix Energy Limited Partnership.

  Impairment loss on goodwill: The net loss for the fourth quarter of 2012 was negatively impacted by an impairment charge of ($10.0) million related to a write-down of goodwill in our Fuel Cell Products segment.

CASH FLOWS

Cash, cash equivalents and short-term investments were $30.3 million (or $30.3 million net of Operating Facility draws of nil) at December 31, 2013, compared to $21.8 million (or $12.5 million net of Operating Facility draws of $9.4 million) at December 31, 2012. The $8.5 million increase in cash, cash equivalents and short-term investments in 2013 was driven by March and October Offering net proceeds of $20.0 million, net proceeds on sale of the Material Products segment of $9.1 million, Anglo Note financing of $4.0 million, and the Azure investment in Dantherm Power of $2.0 million. These inflows were partially offset by a net loss (excluding non-cash items) of ($12.0) million, by net working capital requirements of ($5.4) million, and by net repayments against the Operating Facility of ($8.8) million.

For the three months ended December 31, 2013, cash used by operating activities was ($0.9) million, consisting of cash operating losses of ($0.3) million and net working capital outflows of ($0.5) million. For the three months ended December 31, 2012, cash used by operating activities was ($0.5) million, consisting of cash operating losses of ($2.4) million and net working capital inflows of $1.9 million. The ($0.3) million increase in cash used by operating activities in the fourth quarter of 2013, as compared to the fourth quarter of 2012, was driven primarily by higher relative working capital requirements of ($2.4) million which more than offset lower cash operating losses of $2.1 million. The $2.1 million improvement in cash operating losses was due primarily to the $3.4 million improvement in Adjusted EBITDA, partially offset by fourth quarter of 2012 cash operating income from discontinued operations of ($1.2) million. In the fourth quarter of 2013, net working capital cash outflows of ($0.5) million was due primarily to lower accounts payable and accrued liabilities of ($6.9) million as a result of increased supplier payments made for higher inventory purchases in the first three quarter of 2013, partially offset by lower accounts receivable of $4.8 million due to significant customer collections in the quarter, and by lower inventory levels of $1.5 million. Working capital inflows of $1.9 million in the fourth quarter of 2012 were driven by lower inventory of $5.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter of 2012, combined with higher deferred revenue and cost recovery of $0.9 million. These fourth quarter of 2012 working capital inflows were partially offset by higher accounts receivable of ($2.5) million due primarily to the timing of shipment versus collection of our fuel cell product and service revenues, and by lower accounts payable and accrued liabilities of ($2.6) million due to increased supplier payments made for higher inventory purchases in the first three quarters of 2012.

For the year ended December 31, 2013, cash used by operating activities was ($17.4) million, consisting of cash operating losses of ($12.0) million and net working capital outflows of ($5.4) million. For the year ended December 31, 2012, cash used by operating activities was ($28.1) million, consisting of cash operating losses of ($22.2) million and net working capital outflows of ($5.9) million. The $10.7 million reduction in cash used by operating activities in 2013, as compared to 2012, was driven by the relative improvement in cash operating losses of $10.1 million combined with the reduction in working capital requirements of $0.6 million. The $10.1 million improvement in cash operating losses was due primarily to the $13.9 million improvement in Adjusted EBITDA, partially offset by 2012 cash operating income from discontinued operations of ($3.2) million. In 2013, net working capital outflows of ($5.4) million in 2013 was driven by lower accounts payable and accrued liabilities of ($5.0) million as a result of increased supplier payments made for higher inventory purchases in the fourth quarter of 2012 and in 2013, and by higher inventory of ($2.9) million due to the buildup of inventory to support expected higher product shipments in 2014. These 2013 working capital outflows were partially offset by lower accounts receivable of $1.9 million primarily as a result of the timing of Bus and Telecom Backup Power revenues and the related customer collections, and by higher deferred revenue of $2.4 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work. Working capital outflows of ($5.9) million in 2012 was driven primarily by lower accounts payable and accrued liabilities of ($10.5) million due to increased supplier payments made for higher inventory purchases in the fourth quarter of 2011 and in the first three quarters of 2012 combined with the payment of accrued 2011 annual employee bonuses, partially offset by lower inventory of $4.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter of 2012.

Investing activities resulted in cash outflows of ($0.1) million and inflows of $20.9 million, respectively, for the three and twelve months ended December 31, 2013, compared to cash inflows of $0.4 million and $13.0 million for the corresponding periods of 2012. Changes in short-term investments resulted in cash inflows of nil and $12.1 million, respectively, for the three and twelve month periods ended December 31, 2013, compared to cash inflows of $0.6 million and $13.8 million, respectively, for the corresponding periods of 2012. Balances change between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Other investing activities in 2013 consist primarily of net proceeds of $9.1 million received from the disposition of the former Material Products segment. Other investing activities in

2012 consist primarily of proceeds on sale of $0.4 million for previously impaired manufacturing equipment, less capital expenditures of ($1.2) million.

Financing activities resulted in cash inflows of $10.5 million and $16.9 million, respectively, for the three and twelve months ended December 31, 2013, compared to cash outflows of ($0.4) million and inflows of $4.6 million, respectively, for the corresponding periods of 2012. Financing activities in 2013 include net October Offering proceeds of $13.1 million, net March Offering proceeds of $6.8 million, Anglo Note financing of $4.0 million, and proceeds related to the Azure investment in Dantherm Power of $2.0 million. These financing cash inflows in 2013 were partially offset by the full repayment of ($9.1) million against our Operating Facility which was used to assist with the financing of our working capital requirements and by finance lease payments of ($1.0) million. Financing activities in 2012 primarily represent advances, net of repayments, of $4.8 million on our Operating Facility. Financing activities in 2012 also include proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $0.9 million, partially offset by finance lease payments of ($1.0) million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2013, we had total Liquidity of $30.3 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $30.3 million, net of amounts drawn on our $10 million Canadian demand revolving facility (“Operating Facility”) of nil. The Operating Facility is occasionally used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

We also have a $2.3 million Canadian capital leasing facility (“Leasing Facility”) which is used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At December, 2013, $1.8 million was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. As a result of our recent actions to bolster our cash balances including the disposition of the Material Products division, the March and October equity Offerings, and the issuance of the Anglo Note, we believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations.

Failure to achieve or maintain this Liquidity objective will have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves of $30.3 million at December 31, 2013, there are 7.275 million warrants outstanding (expire March 27, 2018) from the March Offering each of which enables the holder to purchase one common share at a fixed price of $1.50 per common share, and 2.588 million warrants outstanding (expire October 9, 2018) from the October Offering each of which enable the holder to purchase one common share at a fixed price of $2.00 per common share. If any of these warrants are exercised, our liquidity position would be further augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action and to allow the exercise of warrants, we filed a short form base shelf prospectus (“Prospectus”) in April 2012 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission. These filings enable offerings of equity securities during the effective period (to May 2014) of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2014 BUSINESS OUTLOOK

We expect the positive growth trends in 2012 and 2013 to continue in 2014 with a similar trajectory as we continue to pursue our growth strategy for fuel cell product sales, engineering services and intellectual property licensing. For 2014, we expect:

  Revenue growth of approximately 30% (over 2013 revenue of $61.3 million); and

  Approximately break-even Adjusted EBITDA (from ($8.2) million in 2013).

Consistent with the past couple of years, we expect a majority of our 2014 revenue to be realized in the second half of the year. Our revenue outlook for 2014 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first two months of 2014, sales orders received for units and services to be delivered in 2014, and an estimate with respect to the generation of new sales in each of our markets for the balance of 2014. Our 2014 business revenue outlook is also supported by our 12-month order book of $43.5 million at December 31, 2013 ($36.8 million at December 31, 2012). The primary risk factors that could cause us to miss our revenue guidance for 2014 are Azure not fulfilling its obligations under the Azure Bus Licensing Agreement and other purchase commitments, delays from forecast in terms of closing and delivering expected sales primarily in our Telecom Backup Power market, and potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market.

The key drivers for the expected improvement in Adjusted EBITDA for 2014 are expected increases in gross margins driven primarily by the above noted 30% increase in expected overall revenues combined with a continued shift to higher-margin Engineering Services and intellectual property licensing revenues, supported by continued operating expense optimization and a resulting reduction in Cash Operating Costs to the low to mid-$20 million range in 2014 from $28.3 million in 2013. Consistent with the expectation that a majority of our 2014 revenue will fall in the last half of the year, Adjusted EBITDA is expected to be improved in the last half of 2014, as compared to the first half of 2014.

Our Adjusted EBITDA outlook for 2014 is based on our internal Adjusted EBITDA forecast and takes into account our actual results for the first two months of 2014, our forecasted gross margin related to the above revenue forecast, the costs of our current and forecasted Cash Operating Costs, and assumes an average U.S. dollar exchange rate in the low 90’s in relation to the Canadian dollar for 2014. The primary risk factors that could cause us to miss our target Adjusted EBITDA outlook for 2014 is lower than expected gross margins due to (i) Azure not fulfilling its obligations under the Azure Bus Licensing Agreement and other purchase commitments, unexpected delays in terms of closing and delivering expected sales orders primarily in our Telecom Backup Power market, or lower revenues from forecast due to potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market; (ii) shifts in product and service sales mix negatively impacting projected gross margin as a percentage of revenues; or (iii) delays in the timing of our projected product cost reductions. In addition, Adjusted EBITDA could also be negatively impacted by increases in Cash Operating Costs as a result of (i) lower than anticipated labour-based engineering services revenues or government cost recoveries, or increased product development costs due to unexpected cost overruns; or (ii) negative foreign exchange impacts due to a higher than expected Canadian dollar which impacts the cost of our Canadian dollar denominated operating expense base (primarily labour). A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Similar to prior years and consistent with our revenue, Cash Operating Cost and Adjusted EBITDA performance expectations for 2014 and the resulting expected impacts on gross margin and working capital, we expect cash use in 2014 to be higher in the first half of 2014, as compared to the second half of 2014. Cash use in the first half of 2014 is expected to be negatively impacted by the payout of annual 2013 employee bonuses, the buildup of inventory to support higher product shipments in the last half of the year, and by the timing of revenues and the related customer collections which are also expected to be skewed towards the last half of the year. Our cash usage expectations for 2014 is based on our internal net cash forecast and takes into account our actual results for the first two months of 2014 and our forecasted net cash requirements for the balance of the year as a result of the above noted Adjusted EBITDA forecast and our expectations for working capital requirements, capital expenditures, and other investing, and financing activities for the year. The primary risk factors that could cause us to miss our cash flow from operations expectations for 2014 are lower than expected Adjusted EBITDA performance as a result of the occurrence of any or all of the above noted risk factors, and increased working capital requirements primarily as a result of (i) higher than anticipated accounts receivable due to delays in the timing of revenues and the related customer collections, (ii) unexpected changes in the timing and amount of expected government grants and the related contract payments; (iii) unexpected changes in the timing and mix of supplier purchases and payments; and (iv) increased inventory levels due to unexpected changes in the timing and mix of expected product shipments.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At December 31, 2013, we did not have any outstanding foreign exchange currency contracts or outstanding platinum forward purchase contracts.

At December 31, 2013, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At December 31, 2013, we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	3-5 years	After 5
		one year			years
Operating leases	$18,114	$2,566	$5,262	$5,161	$5,125
Capital leases	17,318	2,179	3,413	2,621	9,105
Asset retirement obligations	5,955	-	-	-	5,955
Total contractual obligations	$41,387	$4,745	$8,675	$7,782	$20,185

In addition, we have outstanding commitments of nil related primarily to purchases of capital assets at December 31, 2013. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand. Furthermore, we have issued irrevocable bank guarantees totaling $0.6 million at December 31, 2013 related to equipment prepayments received that expire in June 2014.

Prior to January 15, 2013, we also had previous funding obligations that were repayable through potential royalties in respect of sales of certain fuel cell-based stationary power products under a development program with the Canadian government agency, Technology Partnerships Canada (“TPC”). Under the terms of the Utilities Development Program with TPC, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of CDN $38.3 million. As at January 15, 2013, a cumulative total of CDN $5.3 million in royalty repayments has been made to TPC. On January 15, 2013, we reached an agreement with TPC to terminate the Company’s obligation for all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program in exchange for a final repayment to TPC of CDN $1.9 million. The CDN $1.9 million settlement was paid in four equal quarterly installments of CDN $0.48 million in 2013.

As of December 31, 2013, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement.

As of December 31, 2013, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $2.2 million) on sales on certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. Our Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of CDN $7.4 million with a threshold amount of CDN $0.5 million before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2013, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement or any other indemnity agreements undertaken in the ordinary course of business.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in either us or Dantherm Power, together with their subsidiaries and affiliates. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. For 2013 and 2012, related party transactions and balances are limited to transactions between Dantherm Power and its non-controlling interests and are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended		Year ended
	December 31,		December 31,
Transactions with related parties	2013	2012	2013	2012
Purchases	$97	$-	$185	$309
Finance expense on Dantherm Power	$64	$86	$322	$289
debt to Dantherm Power non-
controlling interests

(Expressed in thousands of U.S. dollars)	As at December 31,
Balances with related parties	2013	2012
Trade accounts payable	$139	$100
Interest payable	$16	$417
Dantherm Power debt to Dantherm Power non-controlling interests	$550	$2,507

On November 27, 2013, all of the convertible debt issued by our subsidiary Dantherm Power to the non-controlling interests in Dantherm Power was exercised and converted into shares of Dantherm Power. The conversion did not impact the respective ownership of Dantherm Power with Ballard retaining a 52% ownership interest as compared to a 38% interest held by Dantherm A/S and a 10% interest held by Azure. On conversion, the convertible debt (including interest payable) held by the non-controlling interests, Dantherm A/S and Azure, totaling $3.5 million, was reclassified on Ballard’s statement of financial position from debt to equity. As of December 31, 2013, the outstanding Dantherm Power debt (including interest) to Dantherm Power non-controlling interests totals $0.6 million, bears interest at 6.0% per annum, is non-convertible, and is repayable by December 31, 2014 (extended to December 31, 2014 in February 2014).

OUTSTANDING SHARE DATA

As at February 25, 2014
Common share outstanding	110,136,401
Warrants outstanding	9,862,500
Options outstanding	6,659,383

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies:

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of the Corporation’s ability to continue as a going concern (See Note 2 (e) to our condensed consolidated interim financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2013.

Key Sources of Estimation Uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales, services and licenses in our Fuel Cell Products and Services segment. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service and license revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three months and year ended December, 2013 and 2012, there was no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. A cash-generating unit to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. As of December 31, 2013, our consolidated goodwill balance of $36.3 million relates solely to our Fuel Cell Products and Services segment. Based on the impairment test performed as at December 31, 2013, we have concluded that no goodwill impairment charge is required for the year ending December 31, 2013. Details of our 2013 goodwill impairment tests are as follows:

  One of the methods used to assess the recoverable amount of the goodwill is a fair value, less costs to sale, test. Our fair value test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products and Services segment by first calculating the value of the Company at December 31, 2013 based on the average closing share price in the month of December, add a reasonable estimated control premium of 25% to determine the Company’s enterprise value on a controlling basis after adjusting for excess cash balances, and then deducting the estimated costs to sell from this enterprise value to arrive at the fair value of the Fuel Cell Products segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment exceeds its carrying value by a significant amount as of December 31, 2013 indicating that no impairment charge is required for 2013.

  In addition to this fair value test, we also performed a value in use test on our Fuel Cell Products and Services segment that compared the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in this discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. Our value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 30% from 2013 to 2018; and a terminal year EBITDA multiplied by a terminal value multiplier of 5.0. Our value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with that as determined under the above fair value, less costs to sell, assessment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment exceeds its carrying value by a significant amount as of December 31, 2013 indicating that no impairment charge is required for 2013.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. As a result of this review, we recorded an impairment charge of ($0.6) million for the three months and year ended December 31, 2012 related to a write-down of manufacturing equipment that was never put into use.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2013, we recorded provisions to accrued warranty liabilities of $0.1 million and $1.3 million, respectively, for new product sales, compared to $0.4 million and $1.5 million, respectively, for the three months and year ended December 31, 2012.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2013 were adjusted downwards by a net amount of $1.0 million and $1.5 million, respectively, compared to a net adjustment (upwards) downwards of ($0.2) million and $0.4 million, respectively, for the three months and year ended December 31, 2012. The adjustments to the accrued warranty liability provisions were primarily due to contractual expirations, changes in estimated and actual costs to repair, and improved lifetimes and reliability of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months and year ended December 31, 2013, inventory provisions of $0.5 million and $0.8 million, respectively, were recorded as a charge to cost of product and service revenues, compared to $0.2 million and $0.7 million, respectively, for the three months and year ended December 31, 2012.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of December 31, 2013 and 2012, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW AND FUTURE IFRS ACCOUNTING POLICIES

Recently Adopted Accounting Policy Changes:

As required by IFRS, we adopted the following accounting standard changes effective January 1, 2013.

IFRS 10 – CONSOLIDATED FINANCIAL STATEMENTS

In May 2011, the IASB published IFRS 10 “Consolidated Financial Statements” which is a replacement of SIC-12 “Consolidation – Special Purpose Entities”, and certain parts of IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, employing the following factors to identify control:

a) Power over the investee;

b) Exposure or rights to variable returns from involvement with the investee;

c) The ability to use power over the investee to affect the amount of the investor’s returns.

The adoption of IFRS 10 did not change our conclusions around control of our investees, and therefore no adjustment to previous accounting for investees was required in our consolidated financial statements.

IFRS 11 – JOINT ARRANGEMENTS

In May 2011, the IASB published IFRS 11 “Joint Arrangements” which supersedes IAS 31

“Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”. IFRS 11 requires that joint ventures be accounted for using the equity method of accounting and eliminates the need for proportionate consolidation.

We were not impacted by the adoption of IFRS 11.

IFRS 12 – DISCLOSURE OF INTERESTS IN OTHER ENTITIES

In May 2011, the IASB published IFRS 12 “Disclosure of Interests in Other Entities” which requires that an entity disclose information on the nature of and risks associated with its interests in other entities (i.e. subsidiaries, joint arrangements, associates or unconsolidated structured entities) and the effects of those interests on its financial statements.

The adoption of IFRS 12 did not have a material impact on our consolidated financial statements.

IFRS 13 – FAIR VALUE MEASUREMENT

In May 2011, the IASB published IFRS 13 “Fair Value Measurement” to establish a single framework for fair value measurement of financial and non-financial items. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosure of certain information on fair value measurements.

The adoption of IFRS 13 did not have a material impact on our consolidated financial statements. In accordance with IFRS 13, we have included additional fair value disclosures in our consolidated financial statements for the year ended December 31, 2013.

AMENDMENTS TO IAS 19 – EMPLOYEE BENEFITS

In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits”. Changes in defined benefit obligations and plan assets are to be recognized in other comprehensive income when they occur, thus eliminating the corridor approach and accelerating recognition of past service cost. Net interest is to be recognized in net earnings and calculated using the discount rate by reference to market yields at the end of the reporting period on high quality corporate bonds. The actual return on plan assets minus net interest is to be recognized in other comprehensive income.

The adoption of IFRS 19 did not have a material impact on our financial statements as our accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in other comprehensive income is consistent with the requirements of the amended IAS 19 standard. In accordance with the amended IAS 19 standard, we have included the required additional disclosures our consolidated financial statements for the year ended December 31, 2013. Furthermore, the computation of annual expense for 2013 has been based on the application of the discount rate used for the calculation of the defined benefit obligation to the expected return on plan assets, the impact of which was not material.

AMENDMENTS TO IAS 1 – FINANCIAL STATEMENT PRESENTATION

In June 2011, the IASB issued amendments to IAS 1 “Presentation of Financial Statements”. Items of other comprehensive income and the corresponding tax expense are required to be grouped into those that will and will not subsequently be reclassified through net earnings.

The adoption of the amendments to IAS 1 did not have a material impact on our financial statements. In accordance with the amendments to IAS 1, we have modified our statement of profit or loss and other comprehensive income in our consolidated financial statements for the year ended December 31, 2013.

Future Accounting Policy Changes:

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS

IFRS 9 “Financial Instruments” introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” to be measured at amortized cost or fair value in subsequent accounting periods following initial recognition. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 was amended in November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income, without having to adopt the remainder of IFRS 9, and to (iii) remove the previous mandatory effective date for adoption of January 1, 2015, although the standard is available for early adoption.

AMENDMENTS TO OTHER IFRS STANDARDS

IAS 32 Financial Instruments: Presentation addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014. We do not expect these amendments to have a material impact on our financial statements.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs from continuing operations for the three months and year ended December 31, 2013 and 2012:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2013	2012	$ Change
Total Operating Expenses	$8,516	$10,047	$(1,531)
Stock-based compensation expense	(1,002)	(1,555)	553
Acquisition and integration costs	-	(91)	91
Restructuring charges	(43)	-	(43)
Financing charges	-	(564)	564
Depreciation and amortization	(1,009)	(504)	(505)
Cash Operating Costs	$6,462	$7,333	$(871)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2013	2012	$ Change
Total Operating Expenses	$36,191	$38,480	$(2,289)
Stock-based compensation expense	(3,775)	(2,582)	(1,193)
Acquisition and integration costs	(78)	(274)	196
Restructuring charges	(568)	(1,931)	1,363
Financing charges	-	(564)	564
Depreciation and amortization	(3,464)	(2,828)	(636)
Cash Operating Costs	$28,306	$30,301	$(1,995)

EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. The following tables show a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA from continuing operations for the three months and year ended December 31, 2013 and 2012:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2013	2012	$ Change
Net loss from continuing operations
attributable to Ballard	$(2,274)	$(17,059)	$14,785
Depreciation and amortization	1,557	1,016	541
Finance expense	268	458	(190)
Income taxes	167	-	167
EBITDA attributable to Ballard	$(282)	$(15,585)	$15,303
Stock-based compensation expense	1,002	1,555	(553)
Acquisition and integration costs	-	91	(91)
Finance and other (income) loss	(546)	83	(629)
Impairment of goodwill	-	10,000	(10,000)
Impairment of property, plant and	-	570	(570)
equipment
Impairment of equity investment	150	-	150
Loss (gain) on sale of property, plant and	(153)	64	(217)
equipment
Adjusted EBITDA	$171	$(3,222)	$3,393

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2013	2012	$ Change
Net loss from continuing operations
attributable to Ballard	$(19,988)	$(42,320)	$22,332
Depreciation and amortization	5,655	4,840	815
Finance expense	1,486	1,690	(204)
Income taxes	485	-	485
EBITDA attributable to Ballard	$(12,362)	$(35,790)	$23,428
Stock-based compensation expense	3,775	2,582	1,193
Acquisition and integration costs	78	274	(196)
Finance and other (income) loss	(215)	219	(434)
Impairment of goodwill	-	10,000	(10,000)
Impairment of property, plant and	-	570	(570)
equipment
Impairment of equity investment	513	-	513
Loss (gain) on sale of property, plant and	23	69	(46)
equipment
Adjusted EBITDA	$(8,188)	$(22,076)	$13,888

Normalized Net Loss

This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include transactional gains and losses and asset impairment charges. The following table shows a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three months and year ended December 31, 2013 and 2012.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Normalized Net Loss	2013	2012	$ Change
Net loss attributable to Ballard from
continuing operations	$(2,274)	$(17,059)	$14,785
Impairment of equity investment	150	-	150
Impairment of goodwill	-	10,000	(10,000)
Impairment of property, plant and	-	570	(570)
equipment
Normalized Net Loss	$(2,124)	$(6,489)	$4,365
Normalized Net Loss per share	$(0.02)	$(0.07)	$0.05

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Normalized Net Loss	2013	2012	$ Change
Net loss attributable to Ballard from
continuing operations	$(19,988)	$(42,320)	$22,332
Settlement of TPC funding obligation	1,197	-	1,197
Impairment of equity investment	513	-	513
Impairment of goodwill	-	10,000	(10,000)
Impairment of property, plant and	-	570	(570)
equipment
Normalized Net Loss	$(18,278)	$(31,750)	$13,472
Normalized Net Loss per share	$(0.18)	$(0.36)	$0.18

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2013, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2013.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2013.

Changes in internal control over financial reporting

During the year ended December 31, 2013, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

A summary of our identified risks and uncertainties are as follows:

  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

  A mass market for our products may never develop or may take longer to develop than we anticipate;

  We may not be able to successfully execute our business plan;

  In our Engineering Services market, we depend on a single customer for the majority of our revenues;

  In our material handling market, we depend on a single customer for the majority of our revenues;

  We have limited experience manufacturing fuel cell products on a commercial basis;

  Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

  Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

  We could be adversely affected by risks associated with acquisitions;

  We are subject to risks inherent in international operations;

  Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;

  We are dependent on third party suppliers for the supply of key materials and components for our products and services;

  We currently face and will continue to face significant competition;

  We could lose or fail to attract the personnel necessary to run our business;

  Public Policy and regulatory changes could hurt the market for our products;

  We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success;

  We could be liable for environmental damages resulting from our research, development or manufacturing operations; and

  Our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product and service volumes at the expected prices, and controlling our costs.

They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product or service pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2013 and 2012

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and
Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2013. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of four directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2013. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“TONY GUGLIELMIN”

JOHN SHERIDAN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 25, 2014	February 25, 2014

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. (the “Company”) as of December 31, 2013 and December 31, 2012 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

Chartered Accountants
Vancouver, Canada
February 25, 2014

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
( “KPMG International” ), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ( “KPMG International” ), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2013 and December 31, 2012, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and our report dated February 25, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants
Vancouver, Canada
February 25, 2014

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

			December 31,	December 31,
		Note	2013	2012
Assets

Current assets:
Cash and cash equivalents			$30,301	$9,770
Short-term investments			-	12,068
Trade and other receivables		9	15,471	16,374
Inventories		10	14,087	11,277
Prepaid expenses and other current assets			852	1,011
			60,711	50,500
Assets classified as held for sale		7	-	10,798
Total current assets			60,711	61,298

Non-current assets:
Property, plant and equipment		11	19,945	24,316
Intangible assets		12	2,716	4,194
Goodwill		13	36,291	36,291
Investments		29	157	667
Long-term trade receivables		9	219	594
Other long-term assets			175	187
Total assets			$120,214	$127,547

Liabilities and Equity

Current liabilities:
Bank operating line		14	$-	$9,358
Trade and other payables		15	11,484	12,215
Deferred revenue			6,160	3,705
Provisions		16	6,819	9,423
Finance lease liability		14 & 17	1,399	1,043
Debt to Dantherm Power A/S non-controlling interests		18	566	2,924
			26,428	38,668
Liabilities classified as held for sale		7	-	1,423
Total current liabilities			26,428	40,091

Non-current liabilities:
Finance lease liability		14 & 17	10,772	13,011
Deferred gain			4,734	5,193
Provisions		16	4,857	5,089
Employee future benefits		19	3,169	6,161
Total liabilities			49,960	69,545

Equity:
Share capital		20	866,574	845,630
Treasury shares		20	(118)	(313)
Contributed surplus		20	296,368	291,184
Accumulated deficit			(1,091,187)	(1,074,181)
Foreign currency reserve			9	92
Total equity attributable to equity holders			71,646	62,412
Dantherm Power A/S non-controlling interests			(1,392)	(4,410)
Total equity			70,254	58,002
Total liabilities and equity			$120,214	$127,547

Subsequent event (note 30)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2013	2012
			(restated – note 3(e))
Revenues:
Product and service revenues		$61,251	$43,690
Cost of product and service revenues		44,492	36,321
Gross margin		16,759	7,369

Operating expenses:
Research and product development		17,117	19,273
General and administrative		11,413	12,306
Sales and marketing		7,661	6,901
Total operating expenses		36,191	38,480

Results from operating activities		(19,432)	(31,111)
Finance income (loss) and other	24	215	(219)
Finance expense	24	(1,486)	(1,690)
Net finance expense		(1,271)	(1,909)
Loss on sale of property, plant and equipment	11	(23)	(69)
Impairment loss on property, plant and equipment	11	-	(570)
Impairment loss on goodwill	13	-	(10,000)
Impairment loss on investment	29	(513)	-
Loss before income taxes		(21,239)	(43,659)
Income tax expense	25	(485)	-
Net loss from continuing operations		(21,724)	(43,659)
Net earnings (loss) from discontinued operations	7	24	(65)
Net loss		(21,700)	(43,724)

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	19	2,852	(557)
		2,852	(557)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(192)	(186)
Net loss on hedge of forward contracts		-	(20)
		(192)	(206)
Other comprehensive income (loss), net of tax		2,660	(763)
Total comprehensive loss		$(19,040)	$(44,487)

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss (cont’d)
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2013	2012
		(restated – note 3(e))
Net income (loss) attributable to:
Ballard Power Systems Inc. from continuing operations	$(19,988)	$(42,320)
Ballard Power Systems Inc. from discontinued operations	24	(65)
Dantherm Power A/S non-controlling interest	(1,736)	(1,339)
Net loss	$(21,700)	$(43,724)

Total comprehensive loss attributable to:
Ballard Power Systems Inc.	$(17,195)	$(43,059)
Dantherm Power A/S non-controlling interest	(1,845)	(1,428)
Total comprehensive loss	$(19,040)	$(44,487)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Continuing operations	$(0.20)	$(0.48)
Discontinued operations	0.00	(0.00)
Net loss	$(0.20)	$(0.48)

Weighted average number of common shares outstanding	100,030,457	87,591,501

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, December 31, 2011	84,550,524	$837,686	$(515)	$289,219	$(1,031,279)	$209	$(2,975)	$92,345
Net loss	-	-	-	-	(42,385)	-	(1,339)	(43,724)
Acquisition (note 8)	7,136,237	7,493	-	-	-	-	-	7,493
Additional investment in Dantherm Power A/S	-	-	-	-	-	-	(7)	(7)
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)
DSUs redeemed	52,120	314	-	(358)	-	-	-	(44)
RSUs redeemed	49,095	113	208	(415)	40	-	-	(54)
Options exercised	13,501	24	-	(7)	-	-	-	17
Share distribution plan	-	-	-	2,745	-	-	-	2,745
Other comprehensive loss:
Defined benefit plan actuarial loss	-	-	-	-	(557)	-	-	(557)
Foreign currency translation for foreign	-	-	-	-	-	(97)	(89)	(186)
operations
Net loss on hedge of forward contracts	-	-	-	-	-	(20)	-	(20)
Balance, December 31, 2012	91,801,477	845,630	(313)	291,184	(1,074,181)	92	(4,410)	58,002
Net loss	-	-	-	-	(19,964)	-	(1,736)	(21,700)
Additional investment in Dantherm	-	-	-	-	-	-	1,319	1,319
Power A/S
Redemption of convertible debenture	-	-	-	-	-	-	3,544	3,544
by non-controlling interest (note 18)
Net Offering proceeds (note 20)	17,625,000	19,977	-	-	-	-	-	19,977
Proceeds on issuance of convertible	-	-	-	4,000	-	-	-	4,000
promissory note (note 20)
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)
DSUs redeemed	26,652	22	-	(53)	-	-	-	(31)
RSUs redeemed	540,239	718	201	(1,727)	106	-	-	(702)
Options exercised	140,533	227	-	(74)	-	-	-	153
Share distribution plan	-	-	-	3,038	-	-	-	3,038
Other comprehensive income (loss):
Defined benefit plan actuarial gain	-	-	-	-	2,852	-	-	2,852
Foreign currency translation for	-	-	-	-	-	(83)	(109)	(192)
foreign operations
Balance, December 31, 2013	110,133,901	$866,574	$(118)	$296,368	$(1,091,187)	$9	$(1,392)	$70,254

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

		2013	2012
	Note		(restated – note 3(e))
Cash provided by (used for):

Operating activities:

Net loss for the year		$(21,700)	$(43,724)
Adjustments for:
Compensatory shares	20	3,775	2,746
Employee future recovery		(140)	(81)
Depreciation and amortization		5,731	5,928
Loss (gain) on decommissioning liabilities		(194)	256
Loss on sale of property, plant and equipment	11	23	69
Impairment loss (reversal) on property, plant and equipment	11	(45)	1,070
Impairment loss on goodwill	13	-	11,815
Impairment loss on investment	29	513	-
Unrealized gain on forward contracts		-	(285)
		(12,037)	(22,206)
Changes in non-cash working capital:
Trade and other receivables		1,877	65
Inventories		(2,904)	4,434
Prepaid expenses and other current assets		192	(151)
Trade and other payables		(5,048)	(10,459)
Deferred revenue		2,430	166
Warranty provision		(1,926)	5
		(5,379)	(5,940)
Cash used by operating activities		(17,416)	(28,146)

Investing activities:

Net decrease in short-term investments		12,068	13,810
Additions to property, plant and equipment		(485)	(1,168)
Net proceeds on sale of property, plant and equipment and other		227	424
Net proceeds from disposition of Material Products division	7	9,085	-
Net investments in associated company	29	(4)	(32)
Other investment activities		-	(9)
		20,891	13,025

Financing activities:

Purchase of treasury shares		(6)	(6)
Payment of finance lease liabilities		(976)	(999)
Net proceeds (repayment) of bank operating line	14	(8,753)	4,771
Net proceeds on issuance of share capital		153	17
Net Offering proceeds	20	19,977	-
Proceeds on issuance of convertible promissory note	20	4,000	-
Proceeds on issuance of share capital to Dantherm Power A/S non-controlling		1,360	-
interests
Proceeds on issuance of debt to Dantherm Power A/S non-controlling interests	18	1,165	862
		16,920	4,645

Effect of exchange rate fluctuations on cash and cash equivalents held		136	(70)

Increase (decrease) in cash and cash equivalents		20,531	(10,546)
Cash and cash equivalents, beginning of period		9,770	20,316
Cash and cash equivalents, end of period		$30,301	$9,770

Supplemental disclosure of cash flow information (note 27)
Cash flows of discontinued operations (note 7)
See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale, service, and license of fuel cell products for a variety of applications, focusing on “commercial stage” markets of Telecom Backup Power and Material Handling, and “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2013 comprise the Corporation and its subsidiaries (note 4(a)).

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2014.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
  Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

  Derivative financial instruments are measured at fair value; and

  Employee future benefits liability is recognized as the net total of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(d)	Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes. These estimates and assumptions are discussed further in note 5.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecasted its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.	Changes in accounting policies:

The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements, with the exception of the following new accounting standards that were issued by the IASB and adopted by the Corporation, effective January 1, 2013. Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Changes in accounting policies (cont’d):

(a)	IFRS 10 – Consolidated Financial Statements:

IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation – Special Purpose Entities, and certain parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, employing the following factors to identify control:

a)	power over the investee;

b)	exposure or rights to variable returns from involvement with the investee;

c)	the ability to use power over the investee to affect the amount of the investor’s returns.

The adoption of IFRS 10 did not change the Corporation’s conclusions around control of its investees, and therefore no adjustments to previous accounting for investees were required.

(b)	IFRS 11 – Joint Arrangements:

IFRS 11 Joint Arrangements supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 requires that joint ventures be accounted for using the equity method of accounting and eliminates the need for proportionate consolidation.

The Corporation is not impacted by the adoption of IFRS 11.

(c)	IFRS 12 – Disclosure of Interests in Other Entities:

IFRS 12 Disclosure of Interests in Other Entities introduces additional disclosure requirements relating to the nature of and risks associated with its interests in other entities (i.e. subsidiaries, joint arrangements, associates, or unconsolidated structured entities) and the effects of those interests on its financial statements.

The adoption of IFRS 12 does not have a material impact on the consolidated financial statements.

(d)	IFRS 13 – Fair Value Measurements:

IFRS 13 Fair Value Measurement establishes a single framework for fair value measurement of financial and non-financial items. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosure of certain information on fair value measurements.

In accordance with IFRS 13, the Corporation has included additional fair value disclosures in its consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Changes in accounting policies (cont’d):

(e)	Amendments to IAS 19 – Employee Benefits:

The amendments to IAS 19 change the recognition and measurement of defined benefit pension expense and termination benefits, and enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed “remeasurements” and are recognized immediately in other comprehensive income (“OCI”). Remeasurements recognized in OCI are not recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan is computed based on the application of the discount rate to the net defined benefit asset or liability. The amendments to IAS 19 also impacts the presentation of pension expense as benefit cost is split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments); and (ii) finance expense or income.

The Corporation’s previous accounting policy for employee benefits relating to the presentation of pension expense and the immediate recognition of actuarial gains and losses in OCI was predominantly consistent with the requirements in the new standard, and accordingly the retrospective adoption of the amendments to IAS 19 did not have a material impact on the consolidated financial statements.

As the Corporation adopted these amendments retrospectively, the comparative figures have been adjusted to reflect the accounting change for the defined benefit plan. The adjustments to the comparable period include a decrease to finance income (loss) and other of $250,000, and an increase to OCI of $250,000. The adjustments arise primarily from the interest on plan assets, which is calculated using the discount rate used to value the benefit obligation. Since the discount rate is lower than the expected rate of return on plan assets, the interest attributable to plan assets also declines resulting in the decrease to finance income (loss) and other. The difference between the actual rate of return on plan assets and the discount rate is included in OCI as a remeasurement. Also under these amendments, the interest cost on additional minimum funding liability is recorded in net income, whereas it was reported in OCI under the previous standard. The impact of this change is that the restated net income for 2012 decreases and OCI increases by the same amount, with no net impact on total comprehensive loss. The amendments to IAS 19 did not have a net impact on the statement of financial position.

(f)	Amendments to IAS 1 – Presentation of Financial Statements:

The amendments to IAS 1 Presentation of Financial Statements require items of other comprehensive income and the corresponding tax expense to be grouped based on whether they will or will not be classified to the statement of earnings in the future.

In accordance with the amendments to IAS 1, the Corporation has modified its statement of profit or loss and other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Changes in accounting policies (cont’d):

(g)	Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets:

The amendments to IAS 36 reverse the unintended requirement in IFRS 13 Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed.

The adoption of the amendments to IAS 36 does not have a material impact on the consolidated financial statements.

4.	Significant accounting policies:

Except for the changes explained in note 3, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2013	2012
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Material Products Inc.	n/a	100%
Ballard Power Corporation	100%	100%
Ballard Services Inc.	100%	n/a
Dantherm Power A/S	57% - 51.3%	52% - 57%

Subsidiaries are entities over which the Corporation exercises control, where control is defined as the power to govern financial and operating policies, generally owning greater than 50% of the voting rights. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(a)	Basis of consolidation (cont’d):

The Corporation acquired a 45% interest in Dantherm Power A/S on January 18, 2010. In August 2010, the Corporation acquired an additional 7% interest in Dantherm Power A/S and a further 5% interest in December 2012. On March 31, 2013, Azure Hydrogen Energy Science and Technology Corporation (“Azure”) acquired a 10% ownership interest in Dantherm Power A/S, which reduced the Corporation’s interest from 57% to 51.3%. The remaining 38.7% interest is held by Dantherm A/S. As the Corporation obtained control over Dantherm Power A/S as of the date of acquisition of the initial 45% interest, Dantherm Power A/S has been consolidated since acquisition on January 18, 2010. Acquisitions of non-controlling interest are accounted as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

On June 14, 2013, the wholly owned subsidiary Ballard Services Inc. was incorporated. Its principal business is the provision of Engineering Services for a variety of fuel cell applications.

On December 31, 2013, the wholly owned subsidiary Ballard Material Products Inc. merged with the wholly owned subsidiary Ballard Power Corporation.

(b)	Foreign currency:

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

The assets and liabilities of foreign operations are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to presentation currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments:

(i)	Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they are originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net loss.

The Corporation’s short-term investments, consisting of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years, are classified as held for trading.

The Corporation also periodically enters into platinum futures and foreign exchange forward contracts to limit its exposure to platinum price and foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges (note 4 (c)(iv)).

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of the Corporation’s trade and other receivables.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(i)	Financial assets (cont’d)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with original maturities of three months or less and are initially measured at fair value, and subsequently measured at amortized cost, which approximates fair value due to the short-term and liquid nature of these assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Corporation’s investment in Chrysalix Energy Limited Partnership (“Chrysalix”) is classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Determination of fair value

The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is estimated by Management based on their listed market price or broker quotes that include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate. The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(ii)	Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iii)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(iv)	Derivative financial instruments, including hedge accounting

The Corporation periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship.

On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

	(iv)	Derivative financial instruments, including hedge accounting (cont’d)

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(d)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(d)	Inventories (cont’d):

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e)	Property, plant and equipment:

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components).

Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method less its residual value over the estimated useful lives of the assets as follows:

Building	20 years
Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(f)	Leases:

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g)	Goodwill and intangible assets:

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to groups of cash generating units that are expected to benefit from the synergies of the combination.

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost less accumulated amortization and impairment losses. Intangible assets less their residual values are amortized over their estimated useful lives of 5 years using the straight-line method from the date that they are available for use. Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate. Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(g)	Goodwill and intangible assets (cont’d):

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for capitalization. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development costs are capitalized only if costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development to use or sell the asset. Capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs, if any, are amortized when commercial production begins over their estimated useful lives of 5 years using the straight-line method. Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

(h)	Impairment:

(i) Financial assets

Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income and presented in accumulated other comprehensive loss in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss. If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

(ii) Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(h)	Impairment (cont’d):

(ii) Non-financial assets (cont’d)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance cost.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(i)	Provisions (cont’d):

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

(j)	Revenue recognition:

The Corporation generates revenues primarily from product sales, services and licenses. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service and license revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to the Corporation; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price service contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4. Significant accounting policies (cont’d):

(k)	Finance income and costs:

Finance income comprises of interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

Finance costs comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

(l)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

The Corporation recognizes all actuarial gains and losses arising from defined benefit plans immediately in other comprehensive income, and reports them in retained earnings.

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Termination benefits

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 20. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(o)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

(p)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:

Revenues under certain contracts for product, licensing and engineering development services provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting, as appropriate. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)	Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets. These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units. At least annually, the carrying value of goodwill and intangible assets is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. This review involves significant estimation uncertainty, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(c)	Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability.

Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(f)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

6.	Recent accounting pronouncements:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. Except as otherwise noted below for IFRS 9, the standards are effective for the annual periods beginning on or after January 1, 2014, with earlier application permitted. The Corporation does not expect to adopt any of these standards before their effective dates.

(a)	IFRS 9 – Financial Instruments:

In November 2009, the IASB published IFRS 9 Financial Instruments, which introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be measured at amortized cost or fair value in subsequent accounting periods following initial recognition. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in OCI.

IFRS 9 was amended in November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirements to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI, without having to adopt the remainder of IFRS 9, and to (iii) remove the previous mandatory effective date for adoption of January 1, 2015, although the standard is available for early adoption.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements (cont’d):

(a)	IFRS 9 – Financial Instruments (cont’d):

The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning on January 1, 2015. The extent of the impact of adoption has not yet been determined.

(b)	Amendments to IAS 32 – Offsetting Financial Assets and Liabilities:

In December 2011, the IASB published amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities, which clarifies that an entity currently has a legally enforceable right to set-off if that right is:

	a)	not contingent on a future event; and

	b)	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement.

The amendments are to be applied retrospectively to fiscal years beginning on or after January 1, 2014. The Corporation does not expect the amendments to have a material impact on its financial statements.

(c)	Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting:

In June 2013, the IASB published amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting, which add a limited exception to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

The amendments shall be applied to fiscal years beginning on or after January 1, 2014.

The Corporation intends to adopt the amendments for the fiscal year beginning on January 1, 2014. The Corporation does not expect the amendments to have a material impact on its financial statements.

7.	Discontinued operations – Disposition of Material Products division:

On January 31, 2013, the Corporation completed an agreement to sell substantially all of the assets of its Material Products division for gross cash proceeds of $10,500,000 (on the delivery of net working capital of $3,700,000) and additional potential proceeds of up to $1,500,000. The additional proceeds of up to $1,500,000 are payable in 2014 and 2015, through a product credit, if the former Material Products division attains certain financial results in 2013. As the additional potential proceeds are contingent in nature, they are not recorded in the consolidated financial statements until actually realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Discontinued operations – Disposition of Material Products division (cont’d):

Excluding any potential contingent gain from the additional proceeds, net proceeds from the sale were approximately $9,085,000 after deducting for working capital adjustments, broker commissions and expenses, and legal and other expenses. The Material Products division has been classified and accounted for as a discontinued operation.

In 2012, impairment losses of $1,815,000 and $500,000 relating to goodwill and property, plant and equipment, respectively, were recognized based on a fair value less costs to sell assessment, which compared the segment’s carrying value as of December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013. In 2013, a previously recorded impairment loss of $45,000 was reversed and recorded in net loss from discontinued operations based on the final analysis of the disposition.

January 31,
2013
Gross proceeds from disposition	$10,500
Less: Purchase price adjustment	(401)
Net proceeds from disposition	10,099
Disposition costs	(1,014)
Net disposed assets	(9,040)
Reversal of impairment loss on property, plant and equipment	$45

The following is a final calculation of the disposed assets and liabilities:

January 31,
2013
Trade and other receivables	$1,811
Inventories	2,692
Prepaid expenses and other current assets	40
Property, plant and equipment	5,739
Trade and other payables	(1,242)
Net disposed assets	$9,040

Net earnings (loss) from discontinued operations are comprised of the following:

	2013	2012
Product and service revenues	$867	$15,540
Cost of product and service revenues	627	11,159
Gross margin	240	4,381
Total operating expenses	(252)	(2,053)
Reversal of (impairment loss) on property, plant and equipment	45	(500)
Impairment loss on goodwill	-	(1,815)
Earnings before income taxes	33	13
Income tax expense	(9)	(78)
Net earnings (loss) from discontinued operations	$24	$(65)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Discontinued operations – Disposition of Material Products division (cont’d):

The 2012 comparative figures in the consolidated statement of profit or loss and other comprehensive income have been reclassified in accordance with the classification and accounting of the Material Products division as discontinued operations.

Net cash flows from discontinued operations are as follows:

	2013	2012
Cash provided by operating activities	$315	$2,303
Cash used in investing activities	-	(476)
Cash provided by (used in) financing activities	-	-
Cash and cash equivalents provided by discontinued operations	$315	$1,827

8.	Acquisition:

On August 1, 2012 (“acquisition date”), the Corporation completed an agreement to acquire key assets and product lines from IdaTech, LLC (“IdaTech”). In exchange for 7,136,237 of the Corporation’s common shares valued at $7,493,000 based on the Corporation’s share price at the acquisition date, the Corporation acquired IdaTech’s key assets including fuel cell systems inventory, prepaid right to inventory, and product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a contract manufacturing facility, and certain property, plant and equipment.

The prepaid right to inventory and other current assets of approximately $2,728,000 relates to a supply commitment whereby IdaTech provided additional units of finished goods inventory to the Corporation prior to January 1, 2013. An additional payment of approximately $500,000 for the additional units was made to IdaTech when the Corporation received payment from its customers as the units were sold.

The acquisition has been accounted for using the acquisition method of accounting and, accordingly, the acquired assets and liabilities have been included in the consolidated financial statements since the date of acquisition, and revenues since the acquisition date totaling $5,087,000 are reported in the Fuel Cell Products and Services segment. The intangible assets arising from this acquisition are amortized over their estimated useful life of 5 years. Pro forma revenue and net loss attributable to the Corporation as if the assets were acquired on January 1, 2012 cannot be determined, as reliable information is not available.

In 2013, acquisition costs of $78,000 (2012 – $274,000) were incurred as a result of the transaction, and are recognized in general and administrative expenses.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8.	Acquisition (cont’d):

The following is the fair value of the identified assets acquired, and liabilities assumed at the date of acquisition:

Net assets acquired:
Inventories	$1,895
Prepaid right to inventory and other current assets	2,728
Property, plant and equipment	861
Intangible assets	2,886
Trade and other payables	(431)
Warranty provision	(446)
Total purchase consideration	$7,493

9.	Trade and other receivables:

		December 31,	December 31,
		2013	2012
	Trade receivables	$13,248	$16,709
	Other	2,442	259
		15,690	16,968
	Less: Non-current trade receivables	(219)	(594)
		$15,471	$16,374

10.	Inventories:

		December 31,	December 31,
		2013	2012
	Raw materials and consumables	$9,157	$4,702
	Work-in-progress	3,120	1,646
	Finished goods	1,810	4,929
		$14,087	$11,277

In 2013, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $18,754,000 (2012 - $19,218,000).

In 2013, the write-down of inventories to net realizable value amounted to $1,192,000 (2012 - $717,000). There were no reversals of previously recorded write-downs in 2013 or 2012. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Property, plant and equipment:

	December 31,			December 31,
Cost	2012	Additions	Disposals	2013
Building under finance lease	$12,180	$-	$-	$12,180
Computer equipment	5,944	21	(1,384)	4,581
Furniture and fixtures	755	37	(104)	688
Furniture and fixtures under finance lease	317	-	-	317
Leasehold improvements	9,179	283	(419)	9,043
Production and test equipment	32,107	219	(2,936)	29,390
Production and test equipment under finance lease	3,667	-	-	3,667
Total	$64,149	$560	$(4,843)	$59,866

	December 31,			December 31,
Accumulated depreciation and impairment loss	2012	Depreciation	Disposals	2013
Building under finance lease	$2,301	$812	$-	$3,113
Computer equipment	5,370	176	(1,339)	4,207
Furniture and fixtures	720	24	(92)	652
Furniture and fixtures under finance lease	100	64	-	164
Leasehold improvements	4,890	668	(342)	5,216
Production and test equipment	25,552	2,294	(2,820)	25,026
Production and test equipment under finance lease	900	643	-	1,543
Total	$39,833	$4,681	$(4,593)	$39,921

	December 31,			Reclassified as	December 31,
Cost	2011	Additions	Disposals	held for sale	2012
Land	$1,220	$-	$-	$(1,220)	$-
Building	3,666	-	-	(3,666)	-
Building under finance lease	12,180	-	-	-	12,180
Computer equipment	6,423	276	(54)	(701)	5,944
Furniture and fixtures	834	1	(23)	(57)	755
Furniture and fixtures under finance lease	317	-	-	-	317
Leasehold improvements	10,086	125	-	(1,032)	9,179
Production and test equipment	45,091	1,670	(1,493)	(13,161)	32,107
Production and test equipment under
finance lease	3,667	-	-	-	3,667
Total	$83,484	$2,072	$(1,570)	$(19,837)	$64,149

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Property, plant and equipment (cont’d):

Accumulated depreciation and	December 31,				Reclassified as	December 31,
impairment loss	2011	Depreciation	Impairment loss	Disposals	held for sale	2012
Land	$-	$-	$-	$-	$-	$-
Building	2,199	154	-	-	(2,353)	-
Building under finance lease	1,488	813	-	-	-	2,301
Computer equipment	5,676	241	-	(54)	(493)	5,370
Furniture and fixtures	788	12	-	(23)	(57)	720
Furniture and fixtures under	37	63	-	-	-	100
finance lease
Leasehold improvements	4,963	694	-	-	(767)	4,890
Production and test equipment	32,806	3,003	1,070	(975)	(10,352)	25,552
Production and test equipment
under finance lease	442	458	-	-	-	900
Total	$48,399	$5,438	$1,070	$(1,052)	$(14,022)	$39,833

	December 31,	December 31,
Carrying amounts	2013	2012
Building under finance lease	$9,067	$9,879
Computer equipment	374	574
Furniture and fixtures	36	35
Furniture and fixtures under finance lease	153	217
Leasehold improvements	3,827	4,289
Production and test equipment	4,364	6,555
Production and test equipment under finance lease	2,124	2,767
Total	$19,945	$24,316

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment.

Impairment loss

In 2013, there were no impairment losses or reversals of previously recorded impairment losses recognized against property, plant and equipment used for continuing operations. However, there was a net $45,000 reversal of previously recognized impairment losses recorded against property, plant and equipment used for discontinued operations based on the final analysis of the disposition of the Material Products division (note 7).

In 2012, impairment losses of $1,070,000 were recognized, of which $570,000 related to the obsolescence of production and test equipment. The remaining $500,000 related to the impairment of assets held for sale (note 7). No impairment losses were reversed in 2012.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Intangible assets:

Fuel cell technology		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2012	$43,443	$41,194	$2,249
Acquisition through business combination	2,886	-	2,886
Amortization	-	941	(941)
At December 31, 2012	46,329	42,135	4,194
Amortization	-	1,478	(1,478)
At December 31, 2013	$46,329	$43,613	$2,716

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense. There were no impairment losses recorded in 2013 and 2012.

13.	Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 28).

Fuel Cell Products and Services

As of December 31, 2013 and 2012, the aggregate carrying amount of the Corporation’s goodwill of $36,291,000 relates solely to the Fuel Cell Products and Services segment.

The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

The Corporation’s fair value test is in effect a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is calculated by first calculating the value of the Corporation at December 31, 2013 based on the average closing share price in the month of December, adding a reasonable estimated control premium of 25% to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, and deducting the estimated costs to sell from this enterprise value, arriving at the fair value of the Fuel Cell Products and Services segment. Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value by a significant amount as of December 31, 2013. In 2012, the Corporation had determined that the fair value of the Fuel Cell Products and Services segment was deficient compared to its carrying value, resulting in a $10,000,000 impairment loss recognized against goodwill and the previous value of goodwill of $46,291,000 was written down to $36,291,000 as of December 31, 2012.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13. Goodwill (cont’d):

Fuel Cell Products and Services (cont’d)

In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products and Services segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in the discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. The Corporation’s value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 30% from 2013 to 2018; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 5.0. The value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with that determined under the fair value, less costs to sell, assessment.

As the recoverable amount of the Fuel Cell Products and Services segment was determined to be greater than its carrying amount, no impairment loss was recorded in 2013.

Material Products

The Material Products segment was disposed of on January 31, 2013 (note 7). Accordingly, the fair value of the Material Products segment, determined based on a fair value less costs to sell assessment, compared the segment’s carrying value as of December 31, 2012 against the actual net proceeds received on disposition on January 31, 2013. As a result of the assessment, the Corporation determined that the fair value of the Material Products segment was deficient to its carrying value, resulting in a $1,815,000 write-off of goodwill and $500,000 write-down of property, plant and equipment associated with the Material Products segment as of December 31, 2012. In 2013, a $45,000 reversal of previously recorded impairment losses was recognized against the Material Products segment’s property, plant and equipment once the disposition analysis was finalized. The impairment losses and reversal relating to the Material Products segment are included in net loss from discontinued operations (note 7).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Bank facilities:

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 is made available to be drawn upon by the Corporation. The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank.

During 2013, the Corporation was advanced $334,000 (2012 - $17,331,000) under the bank operating line and repayments of $9,087,000 (2012 - $12,560,000) were made during the year. The Corporation also benefited from foreign exchange gains of $605,000 as the Bank Operating Line was denominated in Canadian dollars in 2013. At December 31, 2013, there were no outstanding amounts payable on the Bank Operating Line (2012 - $9,358,000).

The Corporation also has a CDN $2,320,000 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (notes 11 & 17). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions. At December 31, 2013, $1,772,000 (2012 - $2,546,000) was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $10,399,000 (2012 - $11,508,000) finance lease liability relates to the lease of the Corporation’s head office building.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

15.	Trade and other payables:

	December 31,	December 31,
	2013	2012
Trade accounts payable	$5,698	$5,256
Compensation payable	5,133	2,046
Other liabilities	275	4,669
Taxes payable	378	244
	$11,484	$12,215

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Provisions:

			Warranty	Decommissioning
Balance	Legal	Restructuring	provision	liabilities	Total
At January 1, 2012	$520	$1,004	$8,049	$4,733	$14,306
Assumed through business combination	-	-	447	-	447
Provisions made during the year	-	1,937	1,514	250	3,701
Provisions used during the year	(528)	(2,060)	(1,309)	-	(3,897)
Provisions reversed during the year	-	-	(373)	-	(373)
Effect of movements in exchange rates	8	41	173	106	328
At December 31, 2012	-	922	8,501	5,089	14,512
Provisions made during the year	-	596	1,219	97	1,912
Provisions used during the year	-	(1,213)	(1,076)	-	(2,289)
Provisions reversed during the year	-	(41)	(1,563)	-	(1,604)
Effect of movements in exchange rates	-	(27)	(499)	(329)	(855)
At December 31, 2013	$-	$237	$6,582	$4,857	$11,676

Current	$-	$237	$6,582	$-	$6,819
Non-current	-	-	-	4,857	4,857
	$-	$237	$6,582	$4,857	$11,676

Restructuring

During 2013, the Corporation incurred $568,000 of restructuring charges relating to minor restructurings focused on overhead cost reductions. During 2012, $1,931,000 of restructuring charges due primarily to a 7% workforce reduction and a minor restructuring focused on overhead cost reduction was incurred. The estimated restructuring costs relate primarily to employee termination benefits. Restructuring charges are recognized in general and administrative expenses.

Warranty provision

During 2013, the Corporation recorded $1,219,000 of warranty provisions for new product sales, which was offset by warranty expenditures of $1,076,000. A downward warranty adjustment of $1,563,000 was also recorded in 2013, due primarily to contractual expirations, changes in estimated and actual costs to repair, and improved lifetimes and reliability of the Corporation’s fuel cell products. The remaining $499,000 reduction to the warranty provision related to the effect of movements in exchange rates.

During 2012, the warranty provision increased by $452,000, due in part to the assumption of warranty provisions as part of the acquisition of key assets and product lines from IdaTech (note 8).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Provisions (cont’d):

Decommissioning liabilities

Provisions for decommissioning liabilities have been recorded for the Corporation’s two leased locations in Burnaby, British Columbia, comprising the Corporation’s head office building and manufacturing facilities, and are related to site restoration obligations at the end of their respective lease terms. The Corporation has made certain modifications to the leased buildings to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructures of the leased buildings to their original states of when the respective leases were entered.

Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonable possible outcomes of the total costs for the head office building and manufacturing facility. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 3% per annum.

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the two buildings as of December 31, 2013. Based on the assessment, the changes in the estimated cash flows were determined to be nominal and as a result, no adjustment was recorded. The increase in the provision during 2013 was due to accretion costs. The total undiscounted amount of the estimated cash flows required to settle the obligation for one of the buildings is $2,219,000, which is expected to be settled at the end of the lease term in 2025. The total undiscounted amount of the estimated cash flows required to settle the obligation for the second building is $3,736,000, which is expected to be settled at the end of the operating lease term of 2019.

17.	Finance lease liability:

The Corporation leases certain assets under finance lease agreements (note 11). The finance leases have imputed interest rates ranging from 2.25% to 7.35% per annum and expire between December 2014 and February 2025.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Finance lease liability (cont’d):

The future minimum lease payments for the Corporation’s finance leases are as follows:

Year ending December 31
2014	$2,179
2015	1,622
2016	1,790
2017	1,311
2018	1,311
Thereafter	9,105
Total minimum lease payments	17,318
Less: Imputed interest	(5,147)
Total finance lease liability	12,171
Less: Current portion of finance lease liability	(1,399)
Non-current portion of finance lease liability	$10,772

At December 31, 2013, $1,772,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $10,399,000 finance lease liability relates to the lease of the Corporation’s head office building.

18.	Debt to Dantherm Power A/S non-controlling interests:

Dantherm Power has received financing from the non-controlling partners in the form of convertible debentures and a revolving credit facility.

Convertible debentures

The convertible debenture is redeemable at the option of Dantherm Power subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to the maturity date, the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power. During the first quarter of 2013, an extension of the maturity date from December 31, 2013 to December 31, 2014 was approved by the subscribers in accordance with the terms of the convertible debenture. The convertible debentures were issued with a conversion price of either DKK 3.40 or DKK 0.14. This conversion feature was determined to have a nominal value.

On March 31, 2013, an additional $640,000 of convertible debt financing was advanced to Dantherm Power by Azure, a new non-controlling partner (note 4(a)). The issued convertible debenture notes totaling approximately DKK 3,733,000 ($689,000) were comprised of a note for DKK 2,400,000 ($443,000) with a conversion price of DKK 3.40 ($0.63) and a note for DKK 1,333,000 ($246,000) with a conversion price of DKK 0.14 ($0.03) and have a maturity date of December 31, 2014.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Debt to Dantherm Power A/S non-controlling interests (cont’d):

Convertible debentures (cont’d)

In November 2013, the convertible debenture holders elected to convert the entire outstanding convertible debt including interest into shares of Dantherm Power. The non-controlling interests in Dantherm Power held DKK 19,464,000 ($3,544,000) of convertible debt including interest, which was converted into 48 shares in Dantherm Power. Upon conversion, the convertible debt amount was reclassified to non-controlling interests in equity. Ballard continues to hold a 51.3% interest in Dantherm Power, as the conversion did not impact the respective ownership interests.

No convertible debt is outstanding as of December 31, 2013.

Revolving credit facility

The revolving credit facility makes available a revolving facility to Dantherm Power of a maximum aggregate amount of DKK 2,977,975 ($550,000) from the non-controlling partner, Dantherm A/S. Interest is accrued at 6% and the facility matures on December 31, 2014. In February 2014, the subscribers of the facility approved the extension of the maturity date to December 31, 2015 (note 30).

At December 31, 2013, the revolving credit facility outstanding was $566,000, which includes $16,000 of interest payable.

19.	Employee future benefits:

	December 31,	December 31,
	2013	2012
Net defined benefit pension plan liability	$3,036	$5,308
Net other post-retirement benefit plan liability	133	853
Employee future benefits	$3,169	$6,161

The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2013. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2014.

The Corporation expects contributions of approximately $307,000 to be paid to its defined benefit plans in 2014.

The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in net income is recorded in Finance expense.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2013	2012	2013	2012	2013	2012
Balance at January 1	$14,652	$13,329	$(9,344)	$(8,223)	$5,308	$5,106
Included in profit or loss
Current service cost	50	28	-	-	50	28
Interest cost (income)	558	565	(355)	(353)	203	212
Benefits payable	25	47	-	-	25	47
	633	640	(355)	(353)	278	287
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	704	-	-	-	704	-
Financial assumptions	(2,027)	933	-	-	(2,027)	933
Experience adjustment	256	116	-	-	256	116
Return on plan assets excluding	-	-	(1,088)	(774)	(1,088)	(774)
interest income
Plan expenses	(36)	(48)	36	48	-	-
	(1,103)	1,001	(1,052)	(726)	(2,155)	275
Other
Contributions paid by the employer	-	-	(395)	(360)	(395)	(360)
Benefits paid	(479)	(318)	479	318	-	-
	(479)	(318)	84	(42)	(395)	(360)
Balance at December 31	$13,703	$14,652	$(10,667)	$(9,344)	$3,036	$5,308

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post-retirement benefit plan	2013	2012	2013	2012	2013	2012
Balance at January 1	$853	$580	$-	$-	$853	$580
Included in profit or loss
Current service cost	-	20	-	-	-	20
Interest cost (income)	4	31	-	-	4	31
	4	51	-	-	4	51
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	-	90	-	-	-	90
Financial assumptions	3	175	-	-	3	175
Experience adjustment	(1)	17	-	-	(1)	17
Curtailment	(699)	-	-	-	(699)	-
	(697)	282	-	-	(697)	282
Other
Contributions paid by the employer	-	-	(27)	(60)	(27)	(60)
Benefits paid	(27)	(60)	27	60	-	-
	(27)	(60)	-	-	(27)	(60)
Balance at December 31	$133	$853	$-	$-	$133	$853

Pension plan assets comprise:

	2013	2012
Cash and cash equivalents	5%	3%
Equity securities	20%	70%
Debt securities	75%	27%
Total	100%	100%

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

		2013		2012
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.87%	2.03%	3.87%	3.02%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

		2013		2012
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	3.87%	3.02%	4.30%	4.30%
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

The assumed health care cost trend rates applicable to the other benefit plans at December 31 were as follows:

	2013	2012
Initial medical health care cost trend rate	7.5%	8.0%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2018	2018
Year that the dental rate reaches the rate it is assumed to remain at	2013	2012

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

20.	Equity:

(a)	Share capital:

Authorized and issued:

Unlimited number of common shares, voting, without par value. Unlimited number of preferred shares, issuable in series.

Offerings:

On March 26, 2013, the Corporation closed an underwritten offering (“March Offering”) of 7,275,000 units at a price of $1.10 per unit for gross March Offering proceeds of $8,003,000. Each unit in the March Offering was comprised of one common share and one warrant to purchase one common share. Each warrant is exercisable immediately upon issuance having a 5 year term and an exercise price of $1.50 per share. Net proceeds from the March Offering were $6,839,000 after deducting underwriting discounts, commissions, and other offering expenses, legal and accounting fees, and previously incurred costs related to the 2012 base shelf prospectus under which the units were issued.

Gross March Offering proceeds (7,275,000 shares at $1.10 per share)	$8,003
Less: Underwriting expenses	(642)
Less: Other financing expenses	(522)
Net March Offering proceeds	$6,839

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(a)	Share capital (cont’d):

Offerings (cont’d):

On October 9, 2013, the Corporation closed another underwritten offering (“October Offering”), which was comprised of 10,350,000 units at a price of $1.40 per unit for gross October Offering proceeds of $14,490,000. Each unit in the October Offering was comprised of one common share and 0.25 of a warrant to purchase one common share. Each whole warrant is exercisable immediately upon issuance, having a 5 year term and an exercise price of $2.00 per share. Net proceeds from the October Offering were $13,138,000, after deducting underwriting discounts, commissions, and other estimated offering expenses.

Gross October Offering proceeds (10,350,000 shares at $1.40 per share)	$14,490
Less: Underwriting expenses	(1,017)
Less: Other financing expenses	(335)
Net October Offering proceeds	$13,138

At December 31, 2013, 110,133,901 common shares and 9,862,500 warrants were issued and outstanding (2012 – 91,801,477 common shares and nil warrants).

(b)	Convertible promissory note:

On March 28, 2013, the Corporation completed an agreement with Anglo American Platinum Limited (“Anglo”), under which Anglo invested $4,000,000 in the Corporation through its Platinum Group Metals Development Fund, to support continued commercial advancement of the Corporation’s fuel cell products in target market applications. The investment takes the form of a 5 year non-interest bearing convertible promissory note (“Note”). The Note may be repaid in the form of the Corporation’s common shares at Anglo’s option on or before the loan maturity date of April 1, 2018. Anglo does not have a right to demand settlement of the Note in cash. Any common shares issued on conversion or repayment will be priced at a 20% discount to the market price of the shares on the closing date of the transaction, which equates to approximately $0.84 per share, or 4,761,904 common shares. On the maturity date, the Corporation may elect, at its sole and entire discretion, to repay the Note in cash, however, the Corporation intends to settle the Note by issuing the Corporation’s common shares based on the $0.84 per share conversion price. As the convertible price and share settlement amount are fixed, and the Corporation has no intention to settle the Note in cash, the $4,000,000 proceeds and conversion right has been accounted for as a single equity instrument and recorded in contributed surplus

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(c)	Share options:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

As at December 31, 2013, options outstanding from the consolidated share option plan was as follows:

	Options for	Weighted average
Balance	common shares	exercise price
At January 1, 2012	7,615,969	$5.54
Options granted	1,009,640	1.51
Options exercised	(13,501)	1.22
Options forfeited	(1,271,663)	5.33
Options expired	(435,394)	35.75
At December 31, 2012	6,905,051	3.22
Options granted	1,081,250	1.15
Options exercised	(140,533)	1.06
Options forfeited	(702,866)	2.97
Options expired	(170,800)	13.43
At December 31, 2013	6,972,102	$2.54

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2013:

	Options outstanding			Options exercisable
		Weighted average	Weighted
		remaining	average		Weighted
	Number	contractual life	exercise	Number	average
Range of exercise price	outstanding	(years)	price	exercisable	exercise price
$0.76 – $1.33	1,910,118	4.8	$1.17	711,368	$1.23
$1.59 – $1.97	2,580,925	4.2	1.83	1,673,865	1.86
$2.18 – $2.91	1,204,211	3.3	2.27	1,150,544	2.27
$3.63 – $6.68	828,703	1.5	5.43	828,703	5.43
$7.12 – $12.94	448,145	0.4	7.90	448,145	7.90
	6,972,102	3.7	$2.54	4,812,625	$3.04

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(c)	Share options (cont’d):

During 2013, compensation expense of $874,000 (2012 - $1,274,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $0.63 (2012 - $0.80) and vesting periods of three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2013	2012
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	63%	62%
Risk-free interest rate	1%	2%

(d)	Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2013, there were 2,322,539 (2012 – 873,441) shares available to be issued under this plan.

No compensation expense was recorded against income during the years ended December 31, 2013 and 2012 for shares distributed, and to be distributed, under the plan.

(e)	Deferred share units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2012	290,797
DSUs granted	249,785
DSUs exercised	(90,337)
At December 31, 2012	450,245
DSUs granted	208,972
DSUs exercised	(42,953)
At December 31, 2013	616,264

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(e)	Deferred share units (cont’d):

During 2013, $1,040,000 of compensation expense was recorded in net income, of which $303,000 relates to DSUs granted during the year. The remaining $737,000 relates to compensation expense expected to be earned for DSUs not yet issued. In 2012, compensation expense of $176,000 was recorded in net income, of which the entire amount related to DSUs granted during the year.

(f)	Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 20(d)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. No common shares were repurchased in 2013 and 2012. As at December 31, 2013 the Corporation held 65,441 (2012 – 183,629) shares as treasury shares.

	RSUs for common shares
	Share	Market
Balance	Distribution Plan	Purchase Plan	Total RSUs
At January 1, 2012	186,473	1,986,904	2,173,377
RSUs granted	1,352,784	245,897	1,598,681
RSUs exercised	(84,530)	(124,884)	(209,414)
RSUs forfeited	(122,044)	(602,893)	(724,937)
RSUs transferred	652,625	(652,625)	-
At December 31, 2012	1,985,308	852,399	2,837,707
RSUs granted	-	1,327,266	1,327,266
RSUs exercised	(920,789)	(208,698)	(1,129,487)
RSUs forfeited	(277,227)	(334,731)	(611,958)
RSUs transferred	1,612,430	(1,612,430)	-
At December 31, 2013	2,399,722	23,806	2,423,528

In September 2013, 1,612,430 unvested RSUs previously granted under the Market Purchase Plan were cancelled and new RSUs were reissued from the Share Distribution Plan with identical terms (December 2012 – 652,625).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(f)	Restricted share units (cont’d):

The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2013, compensation expense of $1,861,000 (2012 - $1,296,000) was recorded against income.

21.	Operating leases:

The Corporation leases a facility at its Burnaby, Canada location, which has been assessed as an operating lease. The facility has a lease term expiring in 2019, with renewal options after that date. Lease payments of $2,434,000 were expensed in 2013 (2012 - $2,434,000).

At December 31, 2013, the Corporation is committed to payments under operating leases as follows:

Less than 1 year	$2,566
1-3 years	5,262
4-5 years	5,161
Thereafter	5,125
Total minimum lease payments	$18,114

22.	Commitments and contingencies:

Prior to January 15, 2013, the Corporation had previous funding obligations that were repayable through potential royalties in respect of sales of certain fuel cell-based stationary power products under a development program with the Canadian government agency, Technology Partnerships Canada (“TPC”). Under the terms of the Utilities Development Program, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of CDN $38,329,000. On January 15, 2013, the Corporation reached an agreement with TPC to terminate the Corporation’s obligation for all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program in exchange for a final repayment to TPC of CDN $1,930,000; the settlement was paid in full in 2013. Prior to the settlement, the Corporation had made cumulative royalty repayments totalling CDN$5,320,000 under the Utilities Development Program.

The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $5,031,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2013, no royalties have been incurred to date for this agreement.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22.	Commitments and contingencies (cont’d):

The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $2,068,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2013, no royalties have been incurred to date for this agreement.

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”), which included an indemnification agreement (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business which is suffered by Superior Plus.

The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6,910,000 (CDN $7,350,000) with a threshold amount of $470,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2013, no amount payable or receivable has been accrued as a result of the Indemnity Agreement.

At December 31, 2013, the Corporation has outstanding commitments aggregating up to a maximum of $3,000 (2012 - $12,000) relating primarily to purchases of property, plant and equipment.

The Corporation has issued an irrevocable bank guarantee totaling $579,000, which expires in June 2014.

23.	Personnel expenses:

Personnel expenses are included in cost of product and services revenues, research and product development expense, general and administrative expense, and sales and marketing expense.

	December 31,	December 31,
	2013	2012
Salaries and employee benefits	$47,061	$45,836
Share-based compensation (note 20)	3,775	2,582
	$50,836	$48,418

In addition, $164,000 of share-based compensation was included in net loss from discontinued operations in 2012.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

24.  Finance income and expense:

	2013	2012
Investment income	$141	$249
Settlement of TPC funding obligation (note 22)	(1,197)	-
Other income	-	(11)
Pension costs (note 19)	(282)	(279)
Foreign exchange gain (loss)	1,553	(178)
Finance income (loss) and other	$215	$(219)
Finance expense	$(1,486)	$(1,690)

On January 15, 2013, the Corporation reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of CDN $1,930,000, payable in four quarterly installments in 2013. On settlement with TPC, the Corporation recorded a charge of $1,197,000 (CDN $1,209,000) to finance income (loss) and other, representing the excess of the settlement amount of CDN $1,930,000 over royalty amounts previously accrued as of the date of settlement of CDN $721,000. As of December 31, 2013, the settlement was fully paid and no liability remained outstanding.

25.	Income taxes:

(a)	Current tax expense:

The components of income tax benefit / (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2013	2012
Current tax expense
Current period income tax	$-	$-
Withholding tax	508	-
Adjustment for prior periods	(23)	-
Total current tax expense	$485	$-

Deferred tax expense
Origination and reversal of temporary differences	$1,348	$14,967
Adjustments for prior periods	(416)	2,146
Change in unrecognized deductible temporary differences	(932)	(17,113)
Total deferred tax expense	$-	$-

Total income tax expense	$485	$-

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25.	Income taxes:

(a)	Current tax expense (cont’d):

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2013	2012
Net loss before income taxes	$(21,239)	$(43,659)
Expected tax expense (recovery) at 25.75% (2012 – 25.00%)	$(5,469)	$(10,915)
Increase (reduction) in income taxes resulting from:
Non-deductible portion of capital loss	1,106	-
Non-deductible expenses (non-taxable income)	(3,692)	3,575
Expiry of losses and investment tax credits	8,236	27,539
Investment tax credits earned	(2,640)	(3,848)
Foreign tax rate differences	77	(6)
Change in unrecognized deductible temporary differences	2,867	(16,345)
Income taxes	$485	$-

(b)	Unrecognized deferred tax liabilities:

At December 31, 2013, the Corporation did not recognize any deferred tax liabilities resulting from taxable temporary differences for financial statement and income tax purposes.

(c)	Unrecognized deferred tax asset:

At December 31, 2013, the Corporation did not have any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2013	2012
Scientific research expenditures	$58,347	$57,285
Investment in associated companies	-	18,364
Accrued warranty liabilities	25,899	29,912
Share issuance costs	2,276	-
Losses from operations carried forward	91,136	75,261
Capital losses carried forward	-	9,423
U.S. investment tax credits	-	626
Investment tax credits	23,596	22,451
Property, plant and equipment and intangible assets	200,015	206,572
	$401,269	$419,894

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset (cont’d):

The Corporation has available to carry forward the following as at December 31:

	2013	2012
Canadian scientific research expenditures	$58,347	$57,285
Canadian losses from operations	41,685	29,710
Canadian investment tax credits	23,595	22,451
German losses from operations for corporate tax purposes	303	241
U.S. federal losses from operations	13,140	13,514
U.S. state losses from operations	1,702	1,702
U.S. research and development and investment tax credits	-	626
U.S. capital losses	-	9,423
Denmark losses from operations	34,306	30,094

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2029 to 2033.

The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2018 to 2033. The U.S. states losses from operations arising in California may be used to offset future state taxable income and may be carried forward for ten years.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2014	$100
2016	89
2017	99
2019	2,472
2020	1,800
2021	1,697
2022	1,361
2023	1,136
2029	4,455
2030	3,051
2031	2,836
2032	2,467
2033	2,033
$23,596

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Related party transactions:

Related parties include shareholders with a significant ownership interest in either the Corporation or Dantherm Power, together with their subsidiaries and affiliates. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	2013	2012
Trade payables	$139	$100
Interest payable (note 18)	16	417
Convertible debenture payable (note 18)	-	2,507
Revolving credit facility (note 18)	550	-

Transactions during the year with related parties:	2013	2012
Purchases	$185	$309
Finance expense	322	289

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 20).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical and financial planning allowance.

In accordance with the employment agreements of the executive officers, the Corporation is required to provide notice of 12 months plus one month for every year of employment completed with the Corporation, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period.

Key management personnel compensation is comprised of:

	2013	2012
Salaries and employee benefits	$2,441	$2,412
Post-employment retirement benefits	46	63
Termination benefits	-	-
Share-based compensation (note 20)	2,543	1,396
	$5,030	$3,871

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2013	2012
Compensatory shares	$738	$427
Shares issued for acquisition (note 8)	$-	$7,493

28.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the sale, service, and licensing of fuel cell products for “commercial stage” markets of Telecom Backup Power and Material Handling and for “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

As a result of the disposition of the Material Products division on January 31, 2013, the former Material Products segment has been classified as discontinued operations and therefore has been removed from the continuing operating results (note 7). The former Material Products segment sold carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

In 2013, revenues from the Fuel Cell Products and Services segment included sales to four individual customers of $14,274,000, $13,038,000, $6,369,000, and $6,354,000, respectively, which exceeded 10% of total revenue.

In 2012, revenues from the Fuel Cell Products and Services segment included sales to two individual customers of $6,152,000 and $5,500,000, respectively, which exceeded 10% of total revenue.

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, is as follows:

Revenues	2013	2012
Canada	$4,580	$9,669
U.S.	8,816	11,346
Belgium	3,848	4,119
China	15,123	631
Denmark	799	1,716
Germany	14,407	2,664
Japan	6,801	1,002
South Africa	1,356	6,887
Other countries	5,521	5,656
	$61,251	$43,690

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

28.	Operating segments (cont’d):

Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2013	2012
Canada	$57,857	$63,935
U.S.	391	251
Denmark	688	1,318
Germany	-	59
Mexico	567	686
	$59,503	$66,249

29.	Financial instruments:

(a)	Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, trade and other payables, and finance lease liability. The fair values of cash and cash equivalents, trade and other receivables, trade and other payables approximate their carrying values because of the short-term nature of these instruments. The Corporation’s investments (note 29(c)) are not actively traded, therefore management estimates fair value using valuation techniques that require inputs that are unobservable, including inputs made available by its investees (i.e. Level 3 of the fair value hierarchy). The interest rates applied to the finance lease liability are not considered to be materially different from market rates, thus the carrying value of the finance lease liability approximates fair value. The carrying value of short-term investments equal their fair values as they are classified as held for trading.

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i)	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices);

(iii)	Level 3: Inputs for the asset or liability that is not based on observable market data (unobservable inputs).

The Corporation categorized the fair value measurement of its short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29.	Financial instruments (cont’d):

(b)	Carrying value:

As of December 31, 2013, the carrying values of the Corporation’s financial instruments approximate their fair values. For the Corporation’s non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at December 31, 2013 with the exception of the investment in Chrysalix, which was written down to its estimated net realizable value (note 29(c)).

(c)	Investments:

Investments are comprised of the following:

	December 31, 2013		December 31, 2012
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$150	15.0%	$659	15.0%
Other	7		8
	$157		$667

The Corporation’s 15% ownership share in Chrysalix is accounted for as an available-for-sale financial asset and recorded at fair value.

In 2013, the Corporation made additional capital contributions in Chrysalix of $4,000. In 2012, the Corporation made additional capital contributions in Chrysalix of $44,000, which was offset by cash distributions received from Chrysalix of $12,000.

In 2013, the Corporation recorded an impairment loss of $513,000 to adjust the carrying value of Chrysalix to its estimated net realizable value of $150,000. No impairment loss was recorded in 2012.

(d)	Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of Canadian dollar denominated cash and cash equivalents and short-term investments.

	Canadian dollar	U.S. dollar
At December 31, 2013	portfolio(1)	portfolio	Other (1)	Total
Cash and cash equivalents	$11,044	$19,137	$120	$30,301
Short-term investments	-	-	-	-
Total	$11,044	$19,137	$120	$30,301

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29.	Financial instruments (cont’d):

(d)	Financial risk management (cont’d):

	Canadian dollar	U.S. dollar
At December 31, 2012	portfolio(1)	portfolio	Other (1)	Total
Cash and cash equivalents	$5,419	$3,591	$760	$9,770
Short-term investments	12,068	-	-	12,068
Total	$17,487	$3,591	$760	$21,838
(1) U.S. dollar equivalent

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses (note 24).

The Corporation did not realize any material gains or losses on its trade and other receivables or its financial liabilities measured at amortized cost.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2013, the Corporation held Canadian dollar denominated cash, cash equivalents and short-term investments of CDN $11,746,000 and had no outstanding forward foreign exchange contracts.

The following exchange rates applied during the year ended December 31, 2013:

	$U.S. to $1.00 CDN	$CDN to $1.00 U.S.
January 1, 2013 Opening rate	$1.005	$0.995
December 31, 2013 Closing rate	$0.940	$1.064
Fiscal 2013 Average rate	$0.971	$1.030

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29.	Financial instruments (cont’d):

(d)	Financial risk management (cont’d):

Foreign currency exchange rate risk (cont’d)

Based on cash, cash equivalents and short-term investments held at December 31, 2013, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $1,104,000 recorded against net income.

If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Commodity risk

Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts, and may also periodically enter into platinum and or palladium forward contracts. At December 31, 2013, there were no platinum or palladium forward contracts outstanding.

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash, cash equivalents and short-term investments at December 31, 2013, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $76,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2013, and 2012
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29.	Financial instruments (cont’d):

(d)	Financial risk management (cont’d):

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

30.	Subsequent event:

In February 2014, the maturity date of the revolving credit facility made available to Dantherm Power by a non-controlling partner (note 18) was extended from December 31, 2014 to December 31, 2015.

CORPORATE INFORMATION

CORPORATE OFFICES
Ballard Power Systems Inc.
Corporate Headquarters
9000 Glenlyon Parkway
Burnaby, BC Canada V5J 5J8
T: 604.454.0900
F: 604.412.4700

TRANSFER AGENT
Computershare Trust
Company of Canada
Shareholder Services Department
510 Burrard Street
Vancouver, BC Canada V6C 3B9
T: 1.800.564.6253
F: 1.866.249.7775

STOCK LISTING
Ballard’s common shares are
listed on the Toronto Stock
Exchange under the trading
symbol BLD and on the
NASDAQ Global Market
under the trading symbol BLDP.

INVESTOR RELATIONS
To obtain additional information,
please contact:

Ballard Power Systems
Investor Relations
9000 Glenlyon Parkway
Burnaby, BC Canada V5J 5J8
T: 604.412.3195
F: 604.412.3100
E: investors@ballard.com
W: www.ballard.com

EXECUTIVE MANAGEMENT

John W. Sheridan
President & Chief
Executive Officer

Tony Guglielmin
Vice President & Chief
Financial Officer

Paul Cass
Vice President & Chief
Operations Officer

Christopher J. Guzy
Vice President & Chief
Technical Officer

Steven Karaffa
Vice President & Chief
Commercial Officer

INDEPENDENT AUDITORS

KPMG LLP
Vancouver, BC Canada

LEGAL COUNSEL

Canada:
Stikeman Elliott, LLP
Vancouver, BC Canada

United States:
Dorsey & Whitney LLP
Seattle, WA USA

Intellectual Property:
Seed Intellectual Property
Law Group, LLC
Seattle, WA USA

BOARD OF DIRECTORS

Ian A. Bourne
Corporate Director
Alberta, Canada

Douglas P. Hayhurst
Corporate Director
British Columbia, Canada

Edwin J. Kilroy
Corporate Director
Ontario, Canada

John W. Sheridan
President & Chief Executive
Officer
British Columbia, Canada

Carol M. Stephenson
Corporate Director
Ontario, Canada

David B. Sutcliffe
Corporate Director
British Columbia, Canada

Ian Sutcliffe
Corporate Director
Ontario, Canada

www.ballard.com